# Dreyfus Premier International Equity Fund

**SEMIANNUAL REPORT** March 31, 2005



YOU, YOUR ADVISOR AND

**Dreyfus**®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier International Equity Fund covers the six-month period from October 1, 2004, through March 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, Remi J. Browne and Peter S. Carpenter, of The Boston Company Asset Management, LLC, adviser to the Master Portfolio in which the fund invests all of its assets.

International stocks gained value in local currency terms over the reporting period, enabling them to produce higher returns than U.S. equities, on average. In addition, returns for U.S. investors generally were boosted by a weakening U.S. dollar relative to most foreign currencies, especially during the fourth quarter of 2004. Global investors apparently were attracted to non-U.S. shares because of their relatively attractive valuations amid strong economic growth in the emerging markets of Asia, Latin America and Eastern Europe.

In our view, the international stock markets' recent performance high-lights the potential benefits of a long-term investment perspective and a globally diversified portfolio. As always, we believe it is important to stay in touch with your financial advisor, who can help you respond to the challenges and opportunities of a changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 15, 2005



## DISCUSSION OF FUND PERFORMANCE

Remi J. Browne, CFA, and Peter S. Carpenter, CFA,
Portfolio Managers
The Boston Company Asset Management, LLC,
Investment Adviser

### How did Dreyfus Premier International Equity Fund perform relative to its benchmark?

For the six-month period ended March 31, 2005, the fund produced total returns of 16.40% for its Class A shares, 15.98% for its Class B shares, 15.94% for its Class C shares, 16.51% for its Class R shares and 16.23% for its Class T shares.[1] In comparison, the fund's benchmark, the Morgan Stanley Capital International Europe, Australasia and Far East Index ("MSCI EAFE Index"), produced a total return of 15.13% for the same period.[2]

International markets generally outperformed U.S. stocks during the reporting period, as a strong global economy supported demand for energy and industrial commodities. The weakening U.S. dollar magnified international results for U.S. investors. The fund produced slightly higher returns than the MSCI EAFE Index due to attractive results within the energy and financial sectors.

### What is the fund's investment approach?

The fund seeks long-term growth of capital. The fund is a "feeder fund" that invests all of its assets in a "master" portfolio known as The Boston Company International Core Equity Portfolio, which is a series of the Mellon Institutional Funds Master Portfolio. The fund (as used herein, "fund" refers to the Dreyfus fund and the Master Portfolio) invests, under normal circumstances, at least 80% of its assets in shares of companies located in the foreign countries represented in the MSCI EAFE Index and Canada. Although we generally seek to allocate assets among countries in accordance with the MSCI EAFE Index, deviations may occur. Similarly, we use the industry group allocations of the MSCI EAFE Index as a guide, but allocations may differ from those of the MSCI EAFE Index. The fund also may invest up to 20% of its net assets in high-grade fixed-income securities of any maturity or duration.

The fund invests in stocks that appear to be undervalued (as measured by their price/earnings ratios) and that may have value and/or growth characteristics. We employ a bottom-up investment approach, which emphasizes individual stock selection.

The stock selection process is designed to produce a diversified portfolio that, relative to the MSCI EAFE Index, has a below-average price/earnings ratio and an above-average earnings growth trend.

### What other factors influenced the fund's performance?

The six-month period began with a rally after the 2004 Summer Olympics in Athens proceeded without incident, and investor sentiment continued to improve as the U.S. presidential election produced a decisive outcome and Iraq successfully conducted its first election. While every market in the MSCI EAFE Index produced positive absolute returns over the reporting period, some were up significantly more than others. For example, markets in Austria and Greece were up sharply, but Hong Kong and Ireland achieved only modest gains. However, most international markets outperformed the U.S. stock market.

While energy prices and interest rates already had begun to rise by the start of the reporting period, these factors did not appear to hinder economic growth. Economic growth in China was especially robust, and its voracious appetite for energy and raw materials created trade opportunities with other countries, helping to boost their economies as well.

China's growing industrial economy helped support energy prices near record levels, benefiting the world's energy companies. Indeed, the fund's top performers during the reporting period included two Australian energy-related companies: Caltex Australia Ltd., which refines and markets petroleum products, and Oil Search, which specializes in exploration for new reserves.

The fund's performance also received positive contributions from the financial sector, where insurance companies fared particularly well. The series of hurricanes in the southeastern United States in the fall of 2004 led to higher prices for new policies even among companies relatively unburdened by claims. As a result, earnings and stock prices rose for Insurance Australia Group Ltd. and two United Kingdom-based companies, Friends Provident and Aviva PLC. While banks had a more difficult time growing their earnings amid rising interest rates, Greece's Alpha Bank AE rose substantially as Greek stocks recovered from an earlier market downturn.

However, the fund was less successful in the technology sector, where the fund's returns generally trailed the MSCI EAFE Index's technology component. In the health care sector, the fund's holdings of pharmaceutical stocks came under pressure when several manufacturers ended sales of major products due to safety issues.

### What is the fund's current strategy?

The fund remains fully invested in companies identified using a stock selection process that focuses on the prospects of individual companies rather than broader economic or industry themes. However, we remain aware of the influence exerted by major macroeconomic factors such as renewed inflationary pressures, questions regarding the sustainability of China's growth and persistently sluggish technology spending, all of which have the potential to hold back equity returns. Nonetheless, we believe that most international stocks are attractively valued relative to their U.S. counterparts, and we have continued to find investment opportunities in markets throughout the world.

April 15, 2005

*The fund invests in a "Master Portfolio" that has the same investment objective and policies as the fund. This is known as a master/feeder arrangement. The investment adviser to the Master Portfolio is The Boston Company Asset Management, LLC, an affiliate of Dreyfus. References to the "fund" in this report generally mean the fund and the Master Portfolio in which it invests.*

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect until the fund's total assets reach $15 million and, in any event, at least until September 30, 2005. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries. Returns are calculated on a month-end basis.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier International Equity Fund from October 1, 2004 to March 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2005

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 8.09 | $ 12.12 | $ 12.11 | $ 6.75 | $ 9.43 |
| Ending value (after expenses) | $1,164.00 | $1,159.80 | $1,159.40 | $1,165.10 | $1,162.30 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2005

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 7.54 | $ 11.30 | $ 11.30 | $ 6.29 | $ 8.80 |
| Ending value (after expenses) | $1,017.45 | $1,013.71 | $1,013.71 | $1,018.70 | $1,016.21 |

† *Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.25% for Class B, 2.25% for Class C, 1.25% for Class R and 1.75% for Class T; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

# Dreyfus Premier International Equity Fund

STATEMENT OF ASSETS AND LIABILITIES
March 31, 2005 (Unaudited)

| | Value |
|---|---|
| **Assets ($):** | |
| Investment in The Boston Company International Core Equity Portfolio (Portfolio), at value (Note 1A) | 8,523,661 |
| Receivable for Fund shares sold | 45,263 |
| Receivable from administrator (Note 2) | 13,880 |
| Prepaid expenses | 66,577 |
| | **8,649,381** |
| **Liabilities ($):** | |
| Accrued professional fees | 9,238 |
| Accrued transfer agent fees | 420 |
| Payable for Fund shares redeemed | 2,426 |
| Accrued distribution fees | 2,082 |
| Accrued service fees | 1,102 |
| Accrued expenses and other liabilities | 3,016 |
| | **18,284** |
| **Net Assets ($)** | **8,631,097** |
| **Composition of Net Assets ($):** | |
| Paid-in capital | 8,101,949 |
| Undistributed net investment income | 2,732 |
| Accumulated net realized gain | 293,169 |
| Net unrealized appreciation | 233,247 |
| **Net Assets ($)** | **8,631,097** |
| **Net Assets Attributable to ($):** | |
| Class A | 2,753,587 |
| Class B | 2,368,730 |
| Class C | 3,146,228 |
| Class R | 15,927 |
| Class T | 346,625 |

# Dreyfus Premier International Equity Fund

STATEMENT OF ASSETS AND LIABILITIES
March 31, 2005 (Unaudited) *(continued)*

|  | Value |
|---|---|
| **Shares of beneficial interest outstanding:** | |
| Class A | 90,427 |
| Class B | 78,294 |
| Class C | 103,975 |
| Class R | 518.3 |
| Class T | 11,363 |
| **Net Asset Value, Per Share ($):** | |
| (Net Assets/Shares outstanding) | |
| Class A | 30.45 |
| Class B | 30.25 |
| Class C | 30.26 |
| Class R | 30.73 |
| Class T | 30.50 |

*The accompanying notes are an integral part of the financial statements*

# Dreyfus Premier International Equity Fund

STATEMENT OF OPERATIONS
Six Months Ended March 31, 2005 (Unaudited)

| | Value |
|---|---|
| **Investment Income (Note 1B) ($):** | |
| Dividend income allocated from Portfolio (net of foreign withholding taxes of $6,287) | 52,871 |
| Interest income allocated from Portfolio | 1,228 |
| Security lending income allocated from Portfolio | 1,182 |
| Expenses allocated from Portfolio | (24,540) |
| **Net investment income allocated from Portfolio** | **30,741** |
| **Expenses:** | |
| Professional fees | 21,351 |
| Registration fees | 26,574 |
| Distribution fees (Note 2b) | 12,568 |
| Shareholder servicing costs (Note 2c) | 6,282 |
| Transfer agent fees (Note 2c) | 11,657 |
| Administration fees (Note 2a) | 2,518 |
| Directors fees and expenses (Note 2d) | 192 |
| Prospectus and shareholder reports | 17,856 |
| **Total Expenses** | **98,998** |
| Less—reimbursement of Fund operating expenses (Note 2a) | (72,771) |
| **Net Expenses** | **26,227** |
| **Net Investment Income** | **4,514** |
| **Realized and Unrealized Gain (Loss) on Investments—Note 3 ($):** | |
| Net realized gain (loss) allocated from Portfolio on: | |
| Investment security transactions, foreign currency transactions and forward foreign currency exchange contracts | 316,527 |
| Change in unrealized appreciation (depreciation) on investments allocated from Portfolio | 206,233 |
| **Net Realized and Unrealized Gain on Investments** | **522,760** |
| **Net Increase in Net Assets from Operations** | **527,274** |

*The accompanying notes are an integral part of the financial statements*

STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, 2004 |
|---|---|---|
| **Operations ($):** | | |
| **Increase (Decrease) in Net Assets:** | | |
| **From Investment Operations:** | | |
| Investment income–net | 4,514 | 5,523 |
| Net realized gain (loss) on investments | 316,527 | 111,136 |
| Change in net unrealized appreciation on investments | 206,233 | 16,660 |
| **Net Increase in Net Assets from Investment Operations** | **527,274** | **133,319** |
| **Dividends to Shareholders from ($)** | | |
| Net investment income: | | |
| Class A | (2,611) | (577) |
| Class B | – | (383) |
| Class C | (2,873) | – |
| Class R | (51) | (48) |
| Class T | (140) | (80) |
| Net realized gains on investments: | | |
| Class A | (401) | (1,013) |
| Class B | (568) | (1,229) |
| Class C | (665) | (338) |
| Class R | (5) | (82) |
| Class T | (26) | (208) |
| **Total Dividends** | **(7,340)** | **(3,958)** |
| **Fund Share (Principal) Transactions (Note 4) ($):** | | |
| Net proceeds from sale of shares: | | |
| Class A | 2,647,660 | 1,436,774 |
| Class B | 1,528,931 | 748,077 |
| Class C | 2,595,313 | 451,339 |
| Class R | 1,008 | 1,820 |
| Class T | 303,956 | 16,938 |

| | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, 2004 |
|---|---|---|
| **Fund Share (Principal) Transactions (Note 4) ($) (continued):** | | |
| Dividends reinvested: | | |
| Class A | 2,597 | 1,556 |
| Class B | 537 | 1,541 |
| Class C | 2,707 | 338 |
| Class R | 48 | 130 |
| Class T | 166 | 288 |
| Cost of shares redeemed: | | |
| Class A | (622,035) | (907,545) |
| Class B | (206,175) | (12,881) |
| Class C | (73,357) | (58,887) |
| Class R | – | – |
| Class T | (2,388) | – |
| **Net Increase in Net Assets from Fund Share Transactions** | **6,178,968** | **1,679,488** |
| **Total Increase (Decrease) in Net Assets** | **6,698,902** | **1,808,849** |
| **Net Assets ($):** | | |
| Beginning of period | 1,932,195 | 123,346 |
| **End of period** | **8,631,097** | **1,932,195** |
| Undistributed investment income-net | 2,732 | 3,893 |

*The accompanying notes are an integral part of the financial statements*

# Dreyfus Premier International Equity Fund

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, 2004 | 2003[a] |
|---|---|---|---|
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 26.23 | 21.15 | 17.16 |
| Investment Operations: | | | |
| Investment income—net[†] | .09[b] | .25[b] | .12[b] |
| Net realized and unrealized gain (loss) on investments | 4.21 | 5.15 | 3.87 |
| Total from investment operations | 4.30 | 5.40 | 3.99 |
| Distributions: | | | |
| Dividends from investment income—net | (.07) | (.12) | – |
| Dividends from net realized gains on investments | (.01) | (.20) | – |
| Total Distributions | (.08) | (.32) | – |
| Net asset value, end of period | 30.45 | 26.23 | 21.15 |
| **Total Return (%)** | 16.40[c,d] | 25.71[c] | 23.25[c,d] |
| **Ratio/Supplemental Data (%):** | | | |
| Expenses (to average daily net assets)[†] | .75[d] | 1.44 | .99[d] |
| Net investment income (to average daily net assets)[†] | .35[d] | .97 | .62[d] |
| Net Assets, end of period ($ X 1,000) | 2,754 | 561 | 9 |

[†] *The expense ratio includes those expenses allocated from the portfolio in which the Fund is invested. For the period indicated, the administrator voluntarily agreed to reimburse the Fund for all or a portion of its operating expense. If this voluntary action had not been taken, the investment loss per share and ratios would have been:*

| | | | |
|---|---|---|---|
| *Net investment (loss) per share ($)* | *(.29)[b]* | *(1.54)[b]* | *(25.60)[b]* |
| *Ratios (to average daily net assets) (%)* | | | |
| *Expenses* | *2.19[d]* | *8.92* | *130.43[d]* |
| *Net investment (loss)* | *(1.08)[d]* | *(6.50)* | *(128.82)[d]* |

[a] *From February 1, 2003 (commencement of operations) to September 30, 2003.*
[b] *Calculated based on average shares outstanding.*
[c] *Total return would have been lower in the absence of expense waivers and was calculated exclusive of sales charge.*
[d] *Not annualized.*
*The accompanying notes are an integral part of the financial statements.*

| Class B Shares | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, 2004 | 2003[a] |
|---|---|---|---|
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 26.09 | 21.14 | 17.16 |
| Investment Operations: | | | |
| Investment income (loss)−net[†] | (.03)[b] | .05[b] | .03[b] |
| Net realized and unrealized gain (loss) on investments | 4.20 | 5.16 | 3.95 |
| Total from investment operations | 4.17 | 5.21 | 3.98 |
| Distributions: | | | |
| Dividends from investment income−net | − | (.06) | − |
| Dividends from net realized gains on investments | (.01) | (.20) | − |
| Total Distributions | (.01) | (.26) | − |
| Net asset value, end of period | 30.25 | 26.09 | 21.14 |
| **Total Return (%)** | 15.98[c,d] | 24.82[c] | 23.19[c,d] |
| **Ratio/Supplemental Data (%):** | | | |
| Expenses (to average daily net assets)[†] | 1.12[e] | 2.19 | 1.49[d] |
| Net investment income (loss) (to average daily net assets)[†] | (0.09)[e] | 0.22 | .13[d] |
| Net Assets, end of period ($ X 1,000) | 2,369 | 840 | 43 |

[†] *The expense ratio includes those expenses allocated from the portfolio in which the Fund is invested. For the period indicated, the administrator voluntarily agreed to reimburse the Fund for all or a portion of its operating expense. If this voluntary action had not been taken, the investment loss per share and ratios would have been:*

| | | | |
|---|---|---|---|
| *Net investment (loss) per share ($)* | *(.42)[b]* | *(1.66)[b]* | *(25.48)[b]* |
| *Ratios (to average daily net assets) (%)* | | | |
| *Expenses* | *2.58[d]* | *9.67* | *130.93[d]* |
| *Net investment (loss)* | *(1.55)[d]* | *(7.26)* | *(129.31)[d]* |

[a] *From February 1, 2003 (commencement of operations) to September 30, 2003.*
[b] *Calculated based on average shares outstanding.*
[c] *Total return would have been lower in the absence of expense waivers and was calculated exclusive of sales charge.*
[d] *Not annualized.*
*The accompanying notes are an integral part of the financial statements.*

| Class C Shares | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, | |
|---|---|---|---|
| | | 2004 | 2003[a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 26.15 | 21.14 | 17.16 |
| Investment Operations: | | | |
| Investment income (loss)–net[†] | – | .05[b] | 0.03[c] |
| Net realized and unrealized gain (loss) on investments | 4.16 | 5.16 | 3.95 |
| Total from investment operations | 4.16 | 5.21 | 3.98 |
| Distributions: | | | |
| Dividends from investment income–net | (.04) | – | – |
| Dividends from net realized gains on investments | (.01) | (.20) | – |
| Total Distributions | (.05) | (.20) | – |
| Net asset value, end of period | 30.26 | 26.15 | 21.14 |
| **Total Return (%)** | 15.94[c,d] | 24.77[c] | 23.19[c,d] |
| **Ratio/Supplemental Data (%):** | | | |
| Expenses (to average daily net assets)[†] | 1.12[d] | 2.19 | 1.48[d] |
| Net investment income (loss) (to average daily net assets)[†] | –[d] | .22 | .13[d] |
| Net Assets, end of period ($ X 1,000) | 3,146 | 488 | 55 |

[†] *The expense ratio includes those expenses allocated from the portfolio in which the Fund is invested. For the period indicated, the administrator voluntarily agreed to reimburse the Fund for all or a portion of its operating expense. If this voluntary action had not been taken, the investment loss per share and ratios would have been:*

| | | | |
|---|---|---|---|
| Net investment (loss) per share ($) | (.36)[b] | (1.66)[b] | (25.73)[b] |
| Ratios (to average daily net assets) (%) | | | |
| Expenses | 2.52[d] | 9.67 | 130.92[d] |
| Net investment (loss) | (1.39)[d] | (7.26) | (129.31)[d] |

[a] *From February 1, 2003 (commencement of operations) to September 30, 2003.*
[b] *Calculated based on average shares outstanding.*
[c] *Total return would have been lower in the absence of expense waivers and was calculated exclusive of sales charge.*
[d] *Not annualized.*
*The accompanying notes are an integral part of the financial statements.*

| Class R Shares | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, 2004 | 2003[a] |
|---|---|---|---|
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 26.47 | 21.28 | 17.16 |
| Investment Operations: | | | |
| Investment income−net[†] | .10 | .30[b] | .15[b] |
| Net realized and unrealized gain (loss) on investments | 4.28 | 5.21 | 3.97 |
| Total from investment operations | 4.38 | 5.51 | 4.12 |
| Distributions: | | | |
| Dividends from investment income−net | (.11) | (.12) | − |
| Dividends from net realized gains on investments | (.01) | (.20) | − |
| Total Distributions | (.12) | (.32) | − |
| Net asset value, end of period | 30.73 | 26.47 | 21.28 |
| **Total Return (%)** | 16.51[c,d] | 26.08[c] | 24.01[c,d] |
| **Ratio/Supplemental Data (%):** | | | |
| Expenses (to average daily net assets)[†] | .62[d] | 1.19 | .83[d] |
| Net investment income (to average daily net assets)[†] | .33[d] | 1.22 | .79[d] |
| Net Assets, end of period ($ X 1,000) | 16 | 13 | 9 |

[†]  The expense ratio includes those expenses allocated from the portfolio in which the Fund is invested. For the period indicated, the administrator voluntarily agreed to reimburse the Fund for all or a portion of its operating expense. If this voluntary action had not been taken, the investment loss per share and ratios would have been:

| | | | |
|---|---|---|---|
| Net investment (loss) per share ($) | (.35)[b] | (1.49)[b] | (24.47)[b] |
| Ratios (to average daily net assets) (%) | | | |
|   Expenses | 2.17[e] | 8.67 | 130.27[d] |
|   Net investment (loss) | (1.21)[e] | (6.26) | (128.65)[d] |

[a]  From February 1, 2003 (commencement of operations) to September 30, 2003.
[b]  Calculated based on average shares outstanding.
[c]  Total return would have been lower in the absence of expense waivers and was calculated exclusive of sales charge.
[d]  Not annualized.
The accompanying notes are an integral part of the financial statements.

| Class T Shares | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, 2004 | 2003[a] |
|---|---|---|---|
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 26.30 | 21.21 | 17.16 |
| Investment Operations: | | | |
| Investment income−net[†] | .08[b] | .17[b] | .09[b] |
| Net realized and unrealized gain (loss) on investments | 4.19 | 5.20 | 3.96 |
| Total from investment operations | 4.27 | 5.37 | 4.05 |
| Distributions: | | | |
| Dividends from investment income−net | (.06) | (.08) | − |
| Dividends from net realized gains on investments | (.01) | (.20) | − |
| Total Distributions | (.07) | (.28) | − |
| Net asset value, end of period | 30.50 | 26.30 | 21.21 |
| **Total Return (%)** | 16.23[c,d] | 25.48[c] | 23.60[c,d] |
| **Ratio/Supplemental Data (%):** | | | |
| Expenses (to average daily net assets)[†] | 87[d] | 1.69 | 1.16[d] |
| Net investment income (to average daily net assets)[†] | .30[d] | .72 | .45[d] |
| Net Assets, end of period ($ X 1,000) | 347 | 30 | 9 |

[†]  *The expense ratio includes those expenses allocated from the portfolio in which the Fund is invested. For the period indicated, the administrator voluntarily agreed to reimburse the Fund for all or a portion of its operating expense. If this voluntary action had not been taken, the investment loss per share and ratios would have been:*

| | | | |
|---|---|---|---|
| *Net investment (loss) per share ($)* | *(.29)[b]* | *(1.60)[b]* | *(24.48)[b]* |
| *Ratios (to average daily net assets) (%)* | | | |
| *  Expenses* | *2.21[d]* | *9.17* | *130.60[d]* |
| *  Net investment (loss)* | *(1.03)[d]* | *(6.76)* | *(128.99)[d]* |

[a]  *From February 1, 2003 (commencement of operations) to September 30, 2003.*
[b]  *Calculated based on average shares outstanding.*
[c]  *Total return would have been lower in the absence of expense waivers and was calculated exclusive of sales charge.*
[d]  *Not annualized.*
*The accompanying notes are an integral part of the financial statements.*

NOTES TO FINANCIAL STATEMENTS (Unaudited)

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier International Equity Fund (the "Fund") is a separate diversified portfolio of Dreyfus Premier Stock Funds (the "Company") which is registered under the Investment Company Act of 1940 (the "1940 Act"), as an open-end management investment company and operates as a series company currently offering one series. The Fund's investment objective seeks to provide investors with long-term capital growth. The Dreyfus Corporation ("Dreyfus") serves as the Fund's administrator. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

The Fund is a "feeder fund" that invests all of its investable assets in a "master" portfolio known as The Boston Company International Core Equity Portfolio (the "Portfolio"), a series of the Mellon Institutional Funds Master Portfolio (the "Portfolio Trust"), which is organized as a New York trust and which has the same investment objective as the Fund. The Portfolio seeks to achieve its objective by investing, under normal circumstances, at least 80% of net assets in equity securities of companies that are located in foreign countries represented in the Morgan Stanley Capital International Europe, Australasia and Far East (EAFE®) Index and Canada. The Boston Company Asset Management LLC ("TBCAM"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Dreyfus, is the investment adviser to the Portfolio. The value of the Fund's investment in the Portfolio reflects the Fund's proportionate interest in the net assets of the Portfolio (approximately 5% at March 31, 2005). The performance of the Fund is directly affected by the performance of the Portfolio. The financial statements of the Portfolio are included elsewhere in this report and should be read in conjunction with the Fund's financial statements.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the Fund's shares. The Fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C,

Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences among the classes include the services offered to, and the expenses borne by, each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relate net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The Fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates and affect the reported amounts and disclosures in the financial statements.

**(a) Investment security valuations:** The Fund records its investment in the Portfolio at value. The method by which the Portfolio values its securities is discussed in Note 1A of the Portfolio's Notes to Financial Statements, which are included elsewhere in this report.

**(b) Securities transactions and investment income:** Securities transactions are recorded as of the trade date. Currently, the Fund's net investment income consists of the Fund's pro rata share of the net investment income of the Portfolio, less all actual and accrued expenses of the Fund determined in accordance with U.S. generally accepted accounting principles. All realized and unrealized gains and losses of the Portfolio are allocated pro rata among the investors in the Portfolio.

**(c) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from net investment income and from net realized capital gain, if any, are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the Fund not to distribute such gain. In determining the amounts of its dividends, the Fund will take into account its share of the income, gains or losses, expenses, and any other tax items of the Portfolio.

**(d) Allocation of operating activity:** The majority of expenses of the Portfolio Trust are directly identifiable to an individual portfolio comprising the Portfolio Trust. Expenses which are not readily identifiable to a specific portfolio are allocated, taking into consideration, among other things, the nature and type of expense and the relative size of the portfolios.

Investment income, common expenses and realized and unrealized gains and losses are allocated among the share classes of the Fund based on the relative net assets of each class. Distribution fees and shareholder servicing fees, which are directly attributable to a class of the Fund's shares, are charged to that class' operations.

**(e) Federal income taxes:** The Fund intends to qualify as a "regulated investment company", if such qualification is in the best interest of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended September 30, 2004 was as follows: undistributed ordinary income $1,912 and capital gains $2,046. The tax character of distributions will be determined at the end of the current fiscal year.

## NOTE 2—Investment Advisory Fee and Other Transactions With Affiliates:

**(a)** The Fund does not directly pay any investment advisory fees, but indirectly bears its pro rata share of the compensation paid by the Portfolio to TBCAM for such services. See Note 2 of the Portfolio's Notes to Financial Statements, which are included elsewhere in this report.

At a meeting of the Fund's Board of Trustees held on October 25, 2004, the Board reviewed information provided by Dreyfus that compared the Fund's performance and expense ratios to a comparison group of funds and to relevant Lipper averages. The Board discussed the results of the comparisons and noted that the Fund's outperformed the comparison group and Lipper averages on a total return basis for the reported time periods, and that the Fund's expense ratio was lower than the Lipper average after giving effect to the undertaking by Dreyfus to voluntarily reduce the Fund's expense ratio.

Dreyfus is currently limiting the operating expenses, or assuming all or part of the expenses of the Fund, excluding Rule 12b-1 distribution plan fees, shareholder services plan fees and any class specific expenses, to 1.25% of the Fund's average daily net assets. Pursuant to this expense limitation, for the period ended March 31, 2005, Dreyfus voluntarily reimbursed the Fund in the amount of $72,771 for its operating expenses. Dreyfus has contractually agreed to this expense limitation and or waiver until the Fund's total assets reach $15 million and, in any event, at least until September 30, 2005.

During the period ended March 31, 2005, the Distributor retained $4,344 and $26 from commissions earned on sales of Class A and Class T shares, respectively, and $4 and $147 from contingent deferred sales charges on redemptions of the Fund's Class B and Class C shares, respectively.

**(b)** Under a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the 1940 Act, the Fund pays the Distributor for distributing its Class B, Class C and Class T shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended March 31, 2005, Class B, Class C and Class T shares were charged $6,202, $6,164 and $202, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, the Fund pays the Distributor as to Class A, Class B, Class C and Class T shares, at an annual rate of .25 of 1% of the value of the average daily net assets of the shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents During the period ended March 31, 2005, Class A, Class B, Class C and Class T shares were charged $1,958, $2,067, $2,055 and $202, respectively, pursuant to the Shareholder Services Plan.

The Fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Fund. During the period ended March 31, 2005, the Fund was charged $2,207 pursuant to the transfer agency agreement.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 3—Investment Transactions:

Increases and decreases in the Fund's investment in the Portfolio for the period ended March 31, 2005 aggregated $7,089,922 and $1,019,323, respectively.

### NOTE 4—Capital Share Transactions:

|  | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, 2004 |
|---|---|---|
| **Class A:** |  |  |
| Shares sold | 91,407 | 56,888 |
| Dividends reinvested | 89 | 67 |
| Shares redeemed | (22,469) | (35,963) |
| **Net increase** | **69,027** | **20,992** |
| **Class B:** |  |  |
| Shares sold | 53,162 | 30,649 |
| Dividends reinvested | 18 | 66 |
| Shares redeemed | (7,070) | (546) |
| **Net increase** | **46,110** | **30,169** |
| **Class C:** |  |  |
| Shares sold | 87.704 | 18,534 |
| Dividends reinvested | 93 | 14 |
| Shares redeemed | (2,475) | (2,487) |
| **Net increase** | **85,322** | **16,061** |
| **Class R:** |  |  |
| Shares sold | 32 | 71 |
| Dividends reinvested | 2 | 6 |
| **Net increase** | **34** | **77** |
| **Class T:** |  |  |
| Shares sold | 10,279 | 738 |
| Dividends reinvested | 6 | 12 |
| Shares redeemed | (80) | 0 |
| **Net increase** | **10,205** | **750** |

At March 31, 2005, one shareholder, MBC Investments Corp., an indirect subsidiary of Mellon Financial Corporation, held of record approximately 80% of the total outstanding shares of the Class R shares of the Fund. In addition, one shareholder of record held approximately 48% of the total outstanding shares of the Class A shares of the Fund. One shareholder of record held approximately 30% of the total outstanding shares of the Class B shares of the Fund. Two shareholders of record held approximately 63% and 23% of the outstanding shares of the Class C shares of the Fund. One shareholder of record held approximately 14% of the outstanding shares of the Class R shares of the Fund. Two shareholders of record held approximately 31% and 32% of the outstanding shares of the Class T shares of the Fund. Investment activity of these shareholders could have a material impact on the Fund.

### NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade

Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

# The Boston Company International Core Equity Portfolio

PORTFOLIO INFORMATION
as of March 31, 2005

| Top Ten Holdings† | Country | Sector | Percentage of Investments |
|---|---|---|---|
| Vodafone Group PLC | UNITED KINGDOM | Communications | 2.4 |
| Societe Generale | FRANCE | Financial | 1.9 |
| Credit Suisse Group | SWITZERLAND | Financial | 1.7 |
| Royal Bank of Scotland Group PLC | UNITED KINGDOM | Financial | 1.7 |
| BP PLC | UNITED KINGDOM | Energy | 1.7 |
| Continental AG | GERMANY | Consumer, Cyclical | 1.6 |
| Barclays PLC | UNITED KINGDOM | Financial | 1.5 |
| Ing Groep NV CVA | NETHERLANDS | Financial | 1.4 |
| OMV AG | AUSTRIA | Energy | 1.4 |
| Total SA | FRANCE | Energy | 1.4 |
| | | | **16.7** |

† *Excluding short-term investments and investment of cash collateral.*

| Economic Sector Allocation | Percentage of Net Assets |
|---|---|
| Financial | 25.0 |
| Consumer, Non-cyclical | 15.5 |
| Consumer, Cyclical | 12.4 |
| Communications | 10.8 |
| Industrial | 9.4 |
| Energy | 8.4 |
| Basic Materials | 5.8 |
| Utilities | 4.4 |
| Technology | 2.8 |
| Diversified | 0.5 |
| Short-term and Net Other Assets | 5.0 |
| | **100.0** |

| Geographic Region Allocation† | Percentage of Investments |
|---|---|
| Europe ex U.K. | 46.0 |
| U.K. | 24.1 |
| Asia ex Japan | 9.3 |
| Japan | 20.6 |
| | **100.0** |

† *Excluding short-term investments and investment of cash collateral.*
*The Portfolio is actively managed. Current holdings may be different than those presented above.*

# The Boston Company International Core Equity Portfolio

SCHEDULE OF INVESTMENTS
March 31, 2005 (Unaudited)

| Security | Shares | Value ($) (Note 1A) |
|---|---|---|
| **UNAFFILIATED INVESTMENTS–118.3%** | | |
| **EQUITY–94.1%** | | |
| **Australia–5.3%** | | |
| Caltex Australia Ltd. | 98,900 | 1,183,744 |
| CSL Ltd. | 20,300 | 535,794 |
| Insurance Australia Group Ltd. | 205,600 | 1,006,566 |
| Macquarie Bank Ltd. | 32,400 | 1,201,676 |
| Oil Search Ltd. | 597,100 | 1,115,815 |
| Qantas Airways Ltd. | 304,100 | 833,632 |
| QBE Insurance Group Ltd. | 130,300 | 1,498,197 |
| Rinker Group Ltd. | 176,800 | 1,474,470 |
| West Australian Newspaper Holdings [a] | 98,700 | 602,108 |
| | | **9,452,002** |
| **Austria–2.1%** | | |
| Boehler-Uddeholm [a] | 9,500 | 1,295,961 |
| OMV AG [a] | 7,500 | 2,382,372 |
| | | **3,678,333** |
| **Belgium–1.7%** | | |
| Colruyt SA | 4,100 | 636,569 |
| KBC Groupe | 20,800 | 1,753,540 |
| Mobistar SA | 6,000 | 526,824 |
| | | **2,916,933** |
| **Denmark–0.6%** | | |
| Novo Nordisk A/S, Class B | 19,400 | **1,080,667** |
| **Finland–2.8%** | | |
| Fortum Oyj | 68,900 | 1,341,202 |
| Kesko Oyj | 41,400 | 1,063,430 |
| Nokia Oyj | 120,000 | 1,860,019 |
| Rautaruukki Oyj [a] | 46,600 | 626,886 |
| | | **4,891,537** |
| **France–10.2%** | | |
| Banca Intesa Spa | 351,833 | 1,787,425 |
| Banque Nationale De Paris [a] | 29,000 | 2,053,966 |
| Bouygues SA | 25,700 | 1,018,534 |
| Elior | 55,400 | 704,342 |
| France Telecom SA | 40,700 | 1,218,460 |

| Security | Shares | Value ($) (Note 1A) |
|---|---|---|
| **France (continued)** | | |
| Renault SA [a] | 18,800 | 1,678,735 |
| Sanofi-Synthelabo SA | 17,000 | 1,433,182 |
| Societe Generale [a] | 30,300 | 3,147,394 |
| Suez SA | 30,700 | 825,982 |
| Total SA | 10,155 | 2,375,539 |
| Vinci SA [a] | 6,000 | 864,691 |
| Vivendi Universal SA | 28,300 | 866,673 |
| | | **17,974,923** |
| **Germany–4.9%** | | |
| Continental AG | 34,300 | 2,659,611 |
| Deutsche Telekom AG | 52,700 | 1,051,808 |
| E.ON AG | 23,100 | 1,981,570 |
| Merck KGaA [a] | 14,100 | 1,005,048 |
| SAP AG | 4,900 | 789,418 |
| Thyssenkrupp AG [a] | 53,300 | 1,097,630 |
| | | **8,585,085** |
| **Greece–0.8%** | | |
| Alpha Bank A.E | 42,600 | **1,438,762** |
| **Hong Kong–2.5%** | | |
| China Mobile Hong Kong Ltd. | 382,000 | 1,248,958 |
| China Resources Power Holdings Co., Ltd. | 1,245,403 | 586,829 |
| Esprit Holdings Ltd. | 98,000 | 669,099 |
| Kerry Properties Ltd. | 404,000 | 883,182 |
| Orient Overseas International Ltd. | 134,000 | 646,007 |
| The Wharf(Holdings) Ltd. | 136,000 | 429,833 |
| | | **4,463,908** |
| **Ireland–1.2%** | | |
| Anglo Irish Bank Corp. PLC | 42,300 | 1,058,041 |
| CRH PLC | 11,800 | 309,985 |
| CRH PLC | 27,400 | 718,020 |
| | | **2,086,046** |
| **Italy–1.8%** | | |
| Eni Spa | 54,600 | 1,417,355 |
| Mediaset Spa | 124,700 | 1,793,884 |
| | | **3,211,239** |

| Security | Shares | Value ($) (Note 1A) |
|---|---|---|
| **Japan−19.3%** | | |
| Asahi Breweries Ltd. | 87,000 | 1,127,372 |
| Asahi Glass Company Ltd. | 56,000 | 590,354 |
| Bridgestone Corp. | 47,000 | 864,232 |
| Canon, Inc. | 41,000 | 2,199,366 |
| Diamond Lease Co., Ltd. | 11,600 | 451,273 |
| Eisai Co., Ltd. [a] | 29,200 | 991,585 |
| Fuji Television Network, Inc. | 215 | 507,463 |
| Hisamitsu Pharamaceutical | 31,700 | 702,374 |
| Honda Motor Co., Ltd. [a] | 22,900 | 1,147,243 |
| Hoya Corp. | 14,500 | 1,596,231 |
| Kawasaki Kisen Kaisha Ltd. [a] | 136,000 | 938,894 |
| Kikkoman Corp. [a] | 130,000 | 1,303,760 |
| Kirin Beverage Corp. | 39,100 | 992,182 |
| Kobe Steel Ltd. [a] | 598,000 | 1,054,408 |
| Komatsu Ltd. [a] | 134,000 | 1,007,594 |
| Kubota Corp. [a] | 217,000 | 1,157,981 |
| Kyushu Electric Power Co., Inc. [a] | 23,500 | 499,860 |
| Mitsubishi Corp. [a] | 98,000 | 1,269,913 |
| Mitsui O.S.K. Lines Ltd. [a] | 183,000 | 1,176,294 |
| Nippon Steel Corp. | 377,000 | 953,139 |
| Nisshin Seifun Group, Inc. [a] | 65,000 | 691,296 |
| NTT Corp. | 205 | 896,959 |
| Ono Pharmaceutical Co., Ltd. | 20,000 | 1,043,008 |
| Promise Co., Ltd. [a] | 8,700 | 594,934 |
| Sankyo Co., Ltd. | 15,600 | 755,332 |
| Sanyo Shinpan Finance Co., Ltd. | 19,400 | 1,317,586 |
| Shizuoka Bank Ltd. [a] | 128,000 | 1,293,255 |
| Sumitomo Rubber Industries, Inc. [a] | 105,000 | 1,011,895 |
| Takeda Pharmaceutical Co., Ltd. [a] | 26,600 | 1,268,085 |
| Terumo Corp. [a] | 17,400 | 524,321 |
| Tosoh Corp. [a] | 199,000 | 983,954 |
| Toyota Motor Corp. [a] | 63,600 | 2,367,422 |
| Trend Micro, Inc. | 19,000 | 817,147 |
| | | **34,096,712** |

| Security | Shares | Value ($) (Note 1A) |
|---|---|---|
| **Luxembourg−0.6%** | | |
| Arcelor | 44,000 | **1,005,333** |
| **Netherlands−2.8%** | | |
| ABN Amro Holding NV | 33,000 | 818,580 |
| Hunter Douglas NV | 8,900 | 448,457 |
| Ing Groep NV CVA | 80,100 | 2,418,764 |
| Royal Dutch Petroleum Co. | 10,400 | 621,624 |
| Royal KPN NV | 78,400 | 701,084 |
| | | **5,008,509** |
| **New Zealand−0.3%** | | |
| Fletcher Building Ltd. | 117,400 | **554,328** |
| **Norway−2.1%** | | |
| DNB NOR ASA [a] | 148,400 | 1,517,131 |
| Norsk Hydro ASA [a] | 9,400 | 776,209 |
| Orkla Asa [a] | 21,900 | 802,198 |
| Yara International ASA | 43,400 | 659,538 |
| | | **3,755,076** |
| **Singapore−1.0%** | | |
| Fraser and Neave Ltd. | 76,630 | 705,797 |
| Keppel Co., Ltd. | 75,900 | 501,309 |
| Singapore Airlines Ltd. | 87,000 | 627,340 |
| | | **1,834,446** |
| **Spain−2.5%** | | |
| ACS Actividades | 51,700 | 1,279,761 |
| Corp. Mapfre SA [a] | 65,600 | 1,010,009 |
| Repsol YPF SA | 60,600 | 1,603,738 |
| Union Fenosa, SA [a] | 19,100 | 567,105 |
| | | **4,460,613** |
| **Sweden−3.0%** | | |
| Ericsson LM [a] | 424,500 | 1,195,216 |
| Lindex AB | 15,400 | 729,930 |
| Skandinaviska Enskilda Banken AB [a] | 86,300 | 1,636,181 |
| Volvo AB, Class B [a] | 37,800 | 1,671,312 |
| | | **5,232,639** |

| Security | Shares | Value ($) (Note 1A) |
|---|---:|---:|
| **Switzerland—5.0%** | | |
| Baloise Holdings [a] | 8,600 | 413,531 |
| Credit Suisse Group [a] | 67,200 | 2,885,700 |
| Logitech International SA* | 8,900 | 541,458 |
| Novartis AG [a] | 21,340 | 995,795 |
| Saurer AG* | 11,800 | 774,628 |
| Serono SA B [a] | 790 | 573,440 |
| Sulzer AG [a] | 3,010 | 1,296,329 |
| UBS AG Registered Shares [a] | 8,200 | 692,591 |
| Zurich Financial Services AG* | 3,800 | 667,018 |
| | | **8,840,490** |
| **United Kingdom—23.6%** | | |
| 02 PLC* | 498,300 | 1,123,140 |
| Alliance Unichem PLC | 67,300 | 983,921 |
| ARM Holdings PLC | 290,700 | 578,298 |
| AstraZeneca PLC | 17,500 | 689,981 |
| Aviva PLC | 119,300 | 1,431,855 |
| BAA PLC | 63,600 | 701,427 |
| BAE Systems PLC | 121,800 | 597,406 |
| Barclays PLC | 237,900 | 2,432,632 |
| Barratt Developments PLC | 78,900 | 983,505 |
| BHP Billition PLC | 87,300 | 1,173,191 |
| BP PLC | 266,700 | 2,764,932 |
| BPB PLC | 77,500 | 727,287 |
| Enterprise Inns PLC | 66,100 | 963,254 |
| Friends Provident PLC | 474,400 | 1,589,336 |
| Greene King PLC | 22,800 | 559,795 |
| HBOS PLC | 137,600 | 2,145,642 |
| Inchcape PLC | 40,000 | 1,498,471 |
| ITV PLC | 298,900 | 720,312 |
| Kelda Group PLC | 97,100 | 1,097,502 |
| Old Mutual PLC | 638,600 | 1,623,439 |

| Security | Shares | Value ($) (Note 1A) |
|---|---|---|
| **United Kingdom (continued)** | | |
| Reckitt Benckiser PLC | 18,700 | 594,501 |
| Royal Bank of Scotland Group PLC | 89,785 | 2,857,792 |
| SABMiller PLC | 141,100 | 2,209,552 |
| Sage Group PLC | 213,200 | 810,976 |
| Scottish Power PLC | 117,600 | 909,108 |
| Shire Pharmaceuticals Group PLC | 68,500 | 782,657 |
| Tesco PLC | 234,200 | 1,401,023 |
| Travis Perkins PLC | 24,400 | 772,484 |
| Tullow Oil PLC | 168,100 | 552,049 |
| Vodafone Group PLC | 1,507,300 | 4,002,772 |
| Wolseley PLC | 49,400 | 1,034,550 |
| Xstrata PLC | 70,100 | 1,338,212 |
| | | **41,651,002** |
| **TOTAL EQUITIES** (Cost $135,784,986) | | **166,218,583** |

| **Preferred Stocks–0.9%** | | |
|---|---|---|
| Fresenius AG-PFD | 5,300 | 609,949 |
| Henkel KGaA | 5,700 | 515,257 |
| Unipol Spa | 145,400 | 512,552 |
| **TOTAL PREFERRED STOCKS** (Cost $1,306,470) | | **1,637,758** |

| **Short-Term Investments–0.2%** | Rate | Maturity | Par Value ($) | Value ($) (Note 1A) |
|---|---|---|---|---|
| **U.S. Government–0.2%** | | | | |
| U.S. Treasury Bill† (Cost $313,185) | 2.730% | 6/16/2005 | 315,000 | 313,206 |

| **Investment of Cash Collateral–23.1%** | Shares | |
|---|---|---|
| BlackRock Cash Strategies L.L.C (Cost $40,842,760) | 40,842,760 | **40,842,760** |
| **TOTAL UNAFFILIATED INVESTMENTS** (Cost $178,247,401) | | **209,012,307** |

| AFFILIATED INVESTMENTS–0.1% | Shares | Value ($) (Note 1A) |
|---|---|---|
| Dreyfus Institutional Preferred Plus †† (Cost $277,058) | 277,058 | **277,058** |
| **TOTAL INVESTMENTS–118.4%** (Cost $178,524,459) | | **209,289,365** |
| **LIABILITIES IN EXCESS OF OTHER ASSETS–(18.4%)** | | **(32,561,461)** |
| **NET ASSETS–100%** | | **176,727,904** |

*Notes to Schedule of Investments:*
(a) *Security, or a portion of thereof, was on loan at 3/31/05.*
\* *Non-income producing security.*
† *Denotes all or part of security segregated as collateral for futures transactions.*
†† *Affiliated institutional money market fund.*

*At March 31, 2005, the Portfolio held the following forward foreign currency exchange contracts:*

| ContractS to Receive | Local Principal Amount | Contract Maturity Date | Value at March 31, 2005 ($) | USD Amount to Deliver ($) | Unrealized Gain/ (Loss) ($) |
|---|---|---|---|---|---|
| British Pound | 30,000 | 4/4/2005 | 56,703 | 56,664 | 39 |
| Hong Kong Dollar | 1,355,000 | 4/1/2005 | 173,734 | 173,738 | (4) |
| | | | **230,437** | **230,402** | **35** |

*At March 31, 2005 the Portfolio held the following futures contracts:*

| Contract | Position | Expiration Date | Underlying Face Amount at Value ($) | Unrealized (Loss) ($) |
|---|---|---|---|---|
| MSCI Pan-Euro (268 Contracts) | Long | 6/14/2005 | 6,189,385 | (25,998) |
| Topix Futures (19 Contracts) | Long | 6/30/2005 | 2,092,499 | (14,347) |
| | | | | **(40,345)** |

# The Boston Company International Core Equity Portfolio

STATEMENT OF ASSETS AND LIABILITIES
March 31, 2005 (Unaudited)

|  | Value |
|---|---|
| **Assets ($):** | |
| Investment in securities, at value (Note 1A) | |
| (including securities on loan, valued at $37,836,531 (Note 6)): | |
| Unaffiliated investments (cost $178,247,401) | 209,012,307 |
| Affiliated investment (Note 1H) (cost $277,058) | 277,058 |
| Foreign currency, at value (cost $7,581,562) | 7,493,147 |
| Receivable for investments sold | 1,077,528 |
| Interest and dividends receivable | 785,096 |
| Receivable for variation margin on open futures contracts (Note 5) | 38,523 |
| Unrealized appreciation on forward foreign currency exchange contracts (Note 5) | 35 |
| Prepaid expenses | 2,427 |
| **Total assets** | **218,686,121** |
| **Liabilities ($):** | |
| Liability for securities on loan (Note 6) | $40,842,760 |
| Payable for investments purchased | 1,061,236 |
| Accrued accounting, administration and custody fees (Note 2) | 31,591 |
| Accrued Trustees' fees and expenses (Note 2) | 6,425 |
| Other accrued expenses and liabilities | 16,205 |
| **Total liabilities** | **41,958,217** |
| **Net Assets** (applicable to investors' beneficial interest) ($) | **176,727,904** |

*The accompanying notes are an integral part of the financial statements.*

# The Boston Company International Core Equity Portfolio

STATEMENT OF OPERATIONS

For the Six Months Ended March 31, 2005 (Unaudited)

| | |
|---|---|
| **Investment Income (Note 1B) ($):** | |
| Dividend income (net of foreign withholding taxes of $158,114) | 1,414,730 |
| Interest income | 36,076 |
| Security lending income (Note 6) | 34,706 |
| **Total investment income** | **1,485,512** |
| **Expenses** | |
| Investment advisory fee (Note 2) | 617,617 |
| Accounting, administration and custody fees (Note 2) | 86,386 |
| Professional fees | 15,472 |
| Trustees' fees and expenses (Note 2) | 16,115 |
| Insurance expense | 4,843 |
| Miscellaneous expenses | 6,596 |
| **Total expenses** | **747,029** |
| **Net investment income** | **738,483** |
| **Realized and Unrealized Gain (Loss) ($):** | |
| Net realized gain (loss) on: | |
| Investment securities | 8,199,112 |
| Futures contracts | 555,844 |
| Foreign currency transactions and forward foreign currency exchange contracts | (103,231) |
| **Net realized gain** | **8,651,725** |
| Change in unrealized appreciation (depreciation) on: | |
| Investment securities | 12,846,650 |
| Futures contracts | 2,144 |
| Foreign currency transactions and forward foreign currency exchange contracts | (157,353) |
| **Net change in net unrealized appreciation (depreciation)** | **12,691,441** |
| **Net realized and unrealized gain (loss)** | **21,343,166** |
| **Net Increase (Decrease) in Net Assets from Operations** | **22,081,649** |

*The accompanying notes are an integral part of the financial statements.*

# The Boston Company International Core Equity Portfolio

STATEMENT OF CHANGES IN NET ASSETS (Unaudited)

| | For the Six Months Ended March 31, 2005 (Unaudited) | For the Year Ended September 30, 2004 |
|---|---|---|
| **Increase (Decrease) in Net Assets ($):** | | |
| **From Operations** | | |
| Net investment income | 738,483 | 1,265,862 |
| Net realized gain | 8,651,725 | 15,649,120 |
| Net change in net unrealized appreciation (depreciation) | 12,691,441 | 5,266,928 |
| **Net increase in net assets from operations** | **22,081,649** | **22,181,910** |
| **Capital Transactions ($):** | | |
| Contributions | 36,006,604 | 50,826,021 |
| Withdrawals | (7,656,599) | (24,372,009) |
| Net increase (decrease) in net assets from capital transactions | 28,350,005 | 26,454,012 |
| **Total Increase (Decrease) in Net Assets** | **50,431,654** | **48,635,922** |
| **Net Assets ($):** | | |
| At beginning of period | 126,296,250 | 77,660,328 |
| **At end of period** | **176,727,904** | **126,296,250** |

*The accompanying notes are an integral part of the financial statements.*

# The Boston Company International Core Equity Portfolio

FINANCIAL HIGHLIGHTS

| | For the Six Months Ended March 31, 2005 (Unaudited) | For the Year Ended September 30, 2004 | For the Period January 28, 2003 (commencement of operations) to September 30, 2003 |
|---|---|---|---|
| **Total Return (%)†** | 16.62a | 27.12 | 22.46a |
| **Ratios/Supplemental data (%):** | | | |
| Expenses (to average daily net assets)†† | 0.97b | 1.04 | 1.17b |
| Net Investment Income (to average daily net assets)†† | 0.96b | 1.30 | 1.81b |
| Portfolio Turnover | 32a | 80 | 63a |
| Net Assets, End of Period (000's omitted) ($) | 176,728 | 126,296 | 77,660 |

†† *For the periods indicated, the investment advisor voluntarily agreed not to impose a portion of its investment advisory fee and/or reimbursed the Fund for all or a portion of its operating expenses. If this voluntary action had not been taken, the investment income per share ratios would have been:*

*Ratios (to average daily net assets) (%):*

| | | | |
|---|---|---|---|
| *Expenses* | *N/A* | *N/A* | *1.20b* |
| *Net investment income* | *N/A* | *N/A* | *1.78b* |

† *Total return for the Portfolio has been calculated based on the total return for the investor Fund, assuming all distributions were reinvested, and adjusted for the difference in expenses as set out in the notes to the financial statements. Total return would have been lower in the absence of expense waivers.*

a *Not annualized*

b *Computed on an annualized basis.*

# The Boston Company International Core Equity Portfolio

NOTES TO FINANCIAL STATEMENTS (Unaudited)

## NOTE 1—Significant Accounting Policies:

Mellon Institutional Funds Master Portfolio (the "Portfolio Trust") was organized as a master trust fund under the laws of the State of New York on January 18, 1996 and is registered under the Investment Company Act of 1940, as amended, as an open-end, management investment company. The Boston Company International Core Equity Portfolio (the "Portfolio"), a separate diversified investment series of the Portfolio Trust, commenced operations on January 28, 2003.

The objective of the Portfolio is to achieve long-term growth of capital. The Portfolio seeks to achieve its objective by investing, under normal circumstances, at least 80% of net assets in equity securities of companies that are located in the foreign countries represented in the MSCI Europe, Australia, Far East Index and Canada.

At March 31, 2005, there were two funds, The Boston Company International Core Equity Fund and Dreyfus Premier International Equity Fund invested in the Portfolio (the "Funds"). The value of the Funds' investment in the Portfolio reflects the Funds' proportionate interests in the net assets of the Portfolio. At March 31, 2005, The Boston Company International Core Equity Fund and the Dreyfus Premier International Equity Fund held approximately 95.3% and 4.7% interests in the Portfolio, respectively.

The following is a summary of significant accounting policies followed by the Portfolio in the preparation of its financial statements. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

**(a) Investment security valuations:** Securities for which quotations are readily available are valued at the last sale price, or if no sale price, at the closing bid price, or the NASDAQ official close if applicable, in the principal market in which such securities are normally traded.

Because foreign markets may be open at different times than the New York Stock Exchange, the value of the Portfolio's shares may change on days when shareholders are not able to buy or sell them. Many securities markets and exchanges outside the U.S. close prior to the close of the New York Stock Exchange and therefore the closing prices for securities in such markets or on such exchanges may not fully reflect the events that occur after such close but before the close of the New York Stock Exchange.

If market quotations are not readily available or do not accurately reflect fair value, or the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market). The Trustees have adopted fair value pricing procedures, which, among other things, require the Portfolio to fair value such securities if there has been a movement in the U.S. market that exceeds a specified threshold. Although the threshold may be revised from time to time and the number of days on which fair value prices will be used will depend on market activity, it is possible that fair value prices for foreign securities will be used by the Portfolio to a significant extent.

Short-term instruments with less than sixty-one days remaining to maturity are valued at amortized cost, which approximates market value. If the Portfolio acquires a short-term instrument with more than sixty days remaining to its maturity, it is valued at current market value until the sixtieth day prior to maturity and will then be valued at amortized value based upon the value on such date unless the Trustees determine during such sixty-day period that amortized value does not represent fair value.

**(b) Securities transactions and income:** Securities transactions are recorded as of trade date. Interest income is determined on the basis of coupon interest accrued, adjusted for accretion of discount or amortization of premium using the yield - to - maturity method on debt securities with greater than sixty days to maturity. Realized gains and losses from securities sold are recorded on the identified cost basis. The Portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments. Net realized gains and losses on foreign currency transactions represent gains and losses on disposition of foreign currencies and forward foreign currency exchange contracts, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of investment income and foreign withholding taxes recorded on the Portfolio's books and the U.S. dollar equivalent amounts actually received or paid.

**(c) Income taxes:** The Portfolio is treated as a partnership for federal tax purposes. No provision is made by the Portfolio for federal or state income taxes on any taxable income of the Portfolio because each investor in the Portfolio is ultimately responsible for the payment of any taxes. Since at least one of the Portfolio's investors is a regulated investment company that invests all or substantially all of its assets in the Portfolio, the Portfolio normally must satisfy the source of income and diversification requirements applicable to regulated investment companies (under the Internal Revenue Code) in order for its investors to satisfy them. The Portfolio allocates at least annually among its investors each investor's distributive share of the Portfolio's net investment income, net realized capital gains, and any other items of income, gain, loss deduction or credit.

**(d) Foreign currency transactions:** The Portfolio maintains its records in U.S. dollars. Investment security valuations, other assets, and liabilities initially expressed in foreign currencies are converted into U.S. dollars based upon current currency exchange rates. Purchases and sales of foreign investment securities and income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Section 988 of the Internal Revenue Code provides that gains or losses on certain transactions attributable to fluctuations in foreign currency exchange rates must be treated as ordinary income or loss. For financial statement purposes, such amounts are included in net realized gains or losses.

**(e) Investment risk:** There are certain additional risks involved in investing in foreign securities that are not inherent in investments in domestic securities. These risks may involve adverse political and economic developments, including the possible imposition of capital controls or other foreign governmental laws or restrictions. In addition, the securities of some foreign companies and securities markets are less liquid and at times may be more volatile than securities of comparable U.S. companies and U.S. securities markets. The risks described above apply to an even greater extent to investments in emerging markets. The securities markets of emerging countries are generally smaller, less developed, less liquid, and more volatile than the securities markets of the U.S. and developed foreign markets.

**(f) Commitments and contingencies:** In the normal course of business, the Portfolio may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Portfolio under these arrangements is unknown, as this would involve future claims that may be made against the Portfolio that have not yet occurred. However, based on experience, the Portfolio expects the risks of loss to be remote.

**(g) Expenses:** The majority of expenses of the Trust or Portfolio are directly identifiable to an individual fund or Portfolio. Expenses which are not readily identifiable to a specific fund or Portfolio are allocated taking into consideration, among other things, the nature and type of expense and the relative size of the funds or portfolios.

**(h) Affiliated issuers:** Affiliated issuers represent investments in other investment companies advised by The Boston Company Asset

Management Company LLC ("TBCAM"), a wholly-owned subsidiary of Mellon Financial Corporation, or its affiliates.

## NOTE 2—Investment Advisory Fee and Other Transactions with Affiliates:

The investment advisory fee paid to TBCAM for overall investment advisory, administrative services, and general office facilities, is paid monthly at the annual rate of 0.80% of the Portfolio's average daily net assets. For the period ended March 31, 2005, the Portfolio paid $617,617 in investment advisory fees to TBCAM

The Portfolio compensates Mellon Bank, N.A., a wholly-owned subsidiary of Mellon Financial Corporation, under a custody, administration and accounting services agreement for providing custody, fund administration and fund accounting services for the Portfolio. Pursuant to this agreement the Portfolio paid $77,389 during the period ended March 31, 2005.

The Portfolio entered into an agreement with Mellon Bank, a wholly-owned subsidiary of Mellon Financial Corporation, to perform certain securities lending activities and to act as the Portfolio's lending agent. Pursuant to this agreement Mellon Bank receives an agreed upon percentage of the net lending revenues. This compensation is a standard form of compensation received by securities lending agents with respect to non-affiliated entities. See Note 6 for further details.

No director, officer or employee of TBCAM or its affiliates receives any compensation from the Trust or the Portfolio for serving as an officer or Trustee of the Trust. The Trust pays each Trustee who is not a director, officer or employee of TBCAM or its affiliates an annual fee and a per meeting fee as well as reimbursement for travel and out of pocket expenses. In addition, the Portfolio Trust pays the legal fees for the independent counsel of the Trustees.

### NOTE 3—Purchases and Sales of Investments:

Purchases and proceeds from sales of investments, other than short-term obligations, for the period ended March 31, 2005 were $74,789,400 and $47,291,945, respectively. For the period ended March 31, 2005 the Portfolio did not purchase or sell any long-term U.S. Government securities.

### NOTE 4—Federal Taxes:

The cost and unrealized appreciation (depreciation) in value of the investment securities owned at March 31, 2005, as computed on a federal income tax basis, were as follows:

| | |
|---|---|
| Aggregate Cost | $137,681,699 |
| Gross unrealized appreciation | $ 31,677,057 |
| Gross unrealized depreciation | (912,154) |
| Net unrealized appreciation | $ 30,764,903 |

### NOTE 5—Financial Instruments:

In general, the following instruments are used for hedging purposes as described below. However, these instruments may also be used to seek to enhance potential gain in circumstances where hedging is not involved.

The Portfolio may trade the following financial instruments with off-balance sheet risk:

**Options**

Call and put options give the holder the right to purchase or sell a security or currency or enter into a swap arrangement on a future date at a specified price. The Portfolio may use options to seek to hedge against risks of market exposure and changes in security prices and foreign currencies, as well as to seek to enhance returns. Writing puts and buying calls tend to increase the Portfolio's exposure to the underlying instrument. Buying puts and writing calls tend to decrease the Portfolio's exposure to the underlying instrument, or hedge other Portfolio investments. Options, both held and written by the Portfolio, are reflected in the accompanying Statement of Assets and Liabilities at market value.

The underlying face amount at value of any open purchased option is shown in the Schedule of Investments. This amount reflects each contract's exposure to the underlying instrument at period end. Losses may arise from changes in the value of the underlying instruments if there is an illiquid secondary market for the contract or if the counterparty does not perform under the contract's terms.

Premiums received from writing options which expire are treated as realized gains. Premiums received from writing options which are exercised or are closed are added to or offset against the proceeds or amount paid on the transaction to determine the realized gain or loss. Realized gains and losses on purchased options are included in realized gains and losses on investment securities, except purchased options on foreign currency which are included in realized gains and losses on foreign currency transactions. If a put option written by the Portfolio is exercised, the premium reduces the cost basis of the securities purchased by the Portfolio. The Portfolio, as a writer of an option, has no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bears the market risk of an unfavorable change in the price of the security underlying the written option.

Exchange traded options are valued at the last sale price, or if no sales are reported, the last bid price for purchased options and the last ask price for written options. Options traded over-the-counter are valued using prices supplied by the dealers.

The Portfolio did not hold options at March 31, 2005.

**Forward currency exchange contracts**

The Portfolio may enter into forward foreign currency and cross currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date. Risks may arise upon entering these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar and other foreign currencies.

The forward foreign currency and cross currency exchange contracts are marked to market using the forward foreign currency rate of the underlying currency and any gains or losses are recorded for financial statement purposes as unrealized until the contract settlement date or upon the closing of the contract. Forward currency exchange contracts are used by the Portfolio primarily to protect the value of the Portfolio's foreign securities from adverse currency movements. Unrealized appreciation and depreciation of forward currency exchange contracts is included in the Statement of Assets and Liabilities.

The Portfolio held open foreign currency exchange contracts at March 31, 2005. See Schedule of Investments for further details.

**Futures contracts**

The Portfolio may enter into financial futures contracts for the delayed sale or delivery of securities or contracts based on financial indices at a fixed price on a future date. Pursuant to margin requirements the Portfolio deposits either cash or securities in an amount equal to a certain percentage of the contract amount. Subsequent payments are made or received by the Portfolio each day, depending on the daily fluctuations in the value of the underlying security, and are recorded for financial statement purposes as unrealized gains or losses by the Portfolio. There are several risks in connection with the use of futures contracts as a hedging device. The change in value of futures contracts primarily corresponds with the value of their underlying instruments or indices, which may not correlate with changes in the value of hedged investments. Buying futures tends to increase the Portfolio's exposure to the underlying instrument, while selling futures tends to decrease the Portfolio's exposure to the underlying instrument or hedge other investments. In addition, there is the risk that the Portfolio may not be able to enter into a closing transaction because of an illiquid secondary market. Losses may arise if there is an illiquid secondary market or if the counterparty does not perform under the contract's terms. The Portfolio enters into financial futures transactions primarily to seek to manage its exposure to certain markets and to changes in securities prices and foreign currencies. Gains and losses are realized upon the expiration or closing of the futures contracts. Futures contracts are valued at the quoted daily settlement prices established by the exchange on which they trade.

The Portfolio held open financial futures contracts at March 31, 2005. At March 31, 2005, the Portfolio had segregated sufficient cash and/or securities to cover margin requirements on open futures contracts. See Schedule of Investments for further details.

### NOTE 6—Security Lending:

The Portfolio may lend its securities to financial institutions which the Portfolio deems to be creditworthy. The loans are collateralized at all times with cash or securities with a market value at least equal to the market value of the securities on loan. The market value of securities loaned is determined daily and any additional required collateral is allocated to the Portfolio on the next business day. For the duration of a loan, the Portfolio receives the equivalent of the interest or dividends paid by the issuer on the securities loaned and also receives compensation from the investment of the collateral. As with other extensions of credit, the Portfolio bears the risk of delay in recovery or even loss of rights in its securities on loan should the borrower of the securities fail financially or default on its obligations to the Portfolio. In the event of borrower default, the Portfolio generally has the right to use the collateral to offset losses incurred. The Portfolio may incur a loss in the event it was delayed or prevented from exercising its rights to dispose of the collateral. The Portfolio also bears the risk in the event that the interest and/or dividends received on invested collateral is not sufficient to meet the Portfolio's obligations due on the loans.

The Portfolio loaned securities during the period ended March 31, 2005 resulting in security lending income of $34,706. At March 31, 2005, the Portfolio had securities valued at $37,836,531 on loan. See Schedule of Investments for further detail on the security positions on loan and collateral held.

### NOTE 7—Line of Credit:

The Portfolio, and other subtrusts in the Portfolio Trust and funds in the Trust are parties to a committed line of credit facility, which enables each portfolio/fund to borrow, in the aggregate, up to $35 million. Interest is charged to each participating portfolio/fund based on its borrowings at a rate equal to the Federal Funds effective rate plus 1/2 of 1%. In addition, a facility fee, computed at an annual rate of 0.060 of 1% on the daily unused portion of the facility, is allocated ratably among the participating portfolios/funds at the end of each quarter. For the period ended March 31, 2005, the expense allocated to the Portfolio was $1,993.

During the period ended March 31, 2005, the Portfolio did not use the line of credit.

# The Boston Company International Core Equity Portfolio

## FACTORS CONSIDERED BY BOARD OF TRUSTEES IN APPROVING ADVISORY AGREEMENT

The Investment Company Act of 1940 requires that a fund's Board of Trustees, including a majority of its Trustees who are not affiliated with the fund's investment adviser or underwriter (the "Independent Trustees") voting separately, approve the fund's advisory agreement and the related fees on an annual basis. The Fund is not a party to an investment advisory agreement directly with any investment adviser and does not invest directly in portfolio securities. Instead, the Fund invests all of its investable assets in The Boston Company International Core Equity Portfolio (the "Portfolio"), which is managed by The Boston Company Asset Management ("TBCAM"). The Fund's Board of Trustees determines annually whether the Fund should continue to invest in the Portfolio. The members of the Fund's Board of Trustees also serve as the Board of Trustees of the Portfolio. In that capacity, they consider annually whether to continue the investment advisory agreement between the Portfolio and TBCAM. In their most recent deliberations concerning their decision to approve the continuation of the investment advisory agreement, the Board of Trustees conducted the review and made the determinations that are described below. In conducting this review and in making such determinations, the Independent Trustees received from TBCAM a broad range of information in response to a written request prepared on their behalf by their own legal counsel. The Independent Trustees met alone in a private session with their legal counsel on September 15, 2004 to review these materials and to discuss the proposed continuation of the Fund's advisory agreement. The entire Board then met on October 14, 2004.

The information requested by the Independent Trustees and reviewed by the entire Board included:

**(i) Financial and Economic Data:** TBCAM's audited balance sheets and income statements, as well as a profitability analysis of TBCAM, including a separate presentation of TBCAM's profitability relative to that of several publicly traded investment advisers;

**(ii) Management Teams and Operations:** TBCAM's Form ADV, as well as information concerning TBCAM's executive management, portfolio management, and client service personnel and overall organizational structure, insurance coverage, brokerage and soft dollar policies and practices;

**(iii) Comparative Performance and Fees:** Analyses prepared by Lipper Analytical Services ("Lipper") regarding the Fund's historical performance, management fee and expense ratio compared to other funds, and TBCAM's separate account advisory fee schedules;

**(iv) Specific Facts Relating to the Fund:** TBCAM's commentary on the Fund's performance (rather than the Portfolio alone), as well as "fact sheets" prepared by TBCAM providing salient data about the Fund and Portfolio, including Portfolio's holdings, strategies, recent market conditions and outlook, as well as TBCAM's views concerning the issues of breakpoints in the management fee schedule of the Portfolio and potential economies of scale; and

**(v) Other Benefits:** The benefits flowing to Mellon Financial Corporation ("Mellon") and its affiliates in the form of fees for transfer agency, custody, administration and securities lending services provided to the Funds by affiliates of Mellon.

In considering the continuation of the Portfolio's advisory agreement, the Board of Trustees, including the Independent Trustees, did not identify any single factor as all-important or controlling and individual Trustees did not necessarily attribute the same weight or importance to each factor. The Trustees determined that the terms and conditions of the advisory agreement and the compensation to TBCAM provided therein are fair and reasonable, and they approved the continuation of the agreement for a one-year period. Some of the factors that figured prominently in the Trustees' determination are described below.

**Nature, Extent and Quality of Services**

The Board considered the nature, scope and quality of the overall services provided to the Portfolio by TBCAM. In their deliberations as to the continuation of the advisory agreement, the Trustees were also mindful of the fact that, by choosing to invest in the Fund, the Fund's shareholders have chosen to entrust TBCAM, under the supervision of the Trustees, to manage the portion of their assets invested in the Fund.

Among the specific factors the Trustees reviewed were the portfolio management, administrative, compliance and related services provided by TBCAM. The Trustees determined that the services provided were of high quality and at least commensurate with industry standards.

The Trustees observed that TBCAM had recently announced that it intended to implement a team approach to the portfolio management of its mutual funds, requiring that each fund have at least two portfolio managers, and expressed their support for this change. The Trustees reviewed the background and experience of the Portfolio's two portfolio managers and also met with senior management of TBCAM to receive an overview of its organization, personnel, resources and strategic plans. Among other things, the Trustees considered the size, education and experience of TBCAM's investment staff, technological infrastructure and overall responsiveness to changes in market conditions.

The Board determined that TBCAM had the expertise and resources to manage the Portfolio effectively.

**Investment Performance**

The Board compared the relative investment performance of the Fund (rather than the Portfolio alone) against a peer group of investment companies selected by TBCAM with input from the Trustees. The Board also compared the Fund's investment performance against the average performance of a larger universe of funds regarded by Lipper as having similar investment objectives and considered the Fund's performance rankings with that universe. In addition to the comparative information provided in connection with the September 15, 2004 meeting, the Trustees received similar detailed comparative performance information for the Fund at each regular quarterly Board meeting during the year.

The Lipper materials provided to the Board at the September 15, 2004 meeting indicated that the Fund's performance for the 1-, 3- and 5-year periods ended July 31, 2004 was 29.73%, 9.10% and 5.74%. The Trustees found that these results compared favorably with the Fund's peer group of similar funds, the average performance of which was 20.59%, 2.93% and 0.55% for the same periods.

### Advisory Fee and Other Expenses

The Board considered the advisory fee rate paid by the Portfolio to TBCAM. The Portfolio's contractual advisory fee was 0.80%, in the 3rd quintile of its peer group of funds, the median fee of which was 0.81%. The Portfolio's net advisory fee, after giving effect to fee waivers, was 0.62%, below the peer group median net advisory fee of 0.717%. Based on the Lipper data, as well as other factors discussed herein, the Board determined that the Portfolio's advisory fee is reasonable relative to its peer group averages, both with and without giving effect to fee waivers.

The Board also compared the fees payable by the Portfolio relative to those payable by separate account clients of TBCAM. Based on the additional scope and complexity of the services provided and responsibilities assumed by these advisers with respect to the Portfolio relative to these other types of clients, the Board concluded that the fees payable under the advisory agreement were reasonable.

The Board considered the Fund's (rather than solely the Portfolio's) expense ratio and compared it to that of its peer group of similar funds. The Board found that the actual net expense ratio of 1.162% (after giving effect to expense limitations) was comparable to the median net expense ratio of the peer group of 1.168% notwithstanding the fact that most of the other funds in the peer group were larger than the Fund.

### TBCAM's Profitability

The Board considered TBCAM's profitability in managing the Portfolio and Fund and the Mellon Institutional Funds as a group, as well as the methodology used to compute such profitability, and the various direct and indirect expenses incurred by TBCAM or its affili-

ated investment adviser, Standish Mellon Asset Management Company LLC ("Standish Mellon") in managing the Portfolio and Fund and other funds in the Mellon Institutional Funds family of funds. The Independent Trustees had observed that, based on the profitability information submitted to them by TBCAM, TBCAM incurred losses in recent years in operating many of the investment companies in the Mellon family of funds, including the Portfolio and Fund, and achieved only marginal profitability as to several other funds. The Trustees observed that TBCAM had incurred losses in operating the Portfolio and the Fund in both 2002 and 2003.

### Economies of Scale

While the Board recognized that economies of scale might be realized as the Fund grows and noted that the Fund had increased in size in recent years, they also observed that, at approximately $103 million, it remained small relative to most of its peers. The Board concluded that, considering current asset growth prospects, the implementation of fee breakpoints or other fee reductions was not necessary at this time. The Trustees intend to review the need for breakpoints in connection with future investment advisory agreement approval deliberations.

### Other Benefits

The Board also considered the additional benefits flowing to Mellon as a result of its relationship with the Funds. Mellon affiliates provide custodial, administrative, transfer agency and securities lending services to the Funds. In each case, such affiliates were selected on the basis of a comparative analysis of their capabilities and fees relative to those of unaffiliated competitors. In addition, the Trustees, including a majority of the Independent Trustees, conduct an examination annually of each such arrangement as to whether (i) the terms of the relevant service agreement are in the best interests of Fund shareholders; (ii) the services to be performed by the affiliate pursuant to the agreement are required by and appropriate for the Fund; (iii) the nature and quality of the services provided by the affiliate pursuant to the agreement are at least equal to those provided by other, unaffiliated firms offering the same or similar services for similar compensation; and (iv) the fees payable by the Fund to the affiliate for its services are fair and reasonable in light of the usual and customary charges imposed by other, unaffiliated firms for services of the same nature and quality.

The Board considered the fact that Mellon operates businesses other than the Mellon Institutional Funds, some of which businesses share personnel, office space and other resources and that these were a component of the profitability analysis provided. The Board also considered the intangible benefits that accrue to Mellon and its affiliates by virtue of its relationship with the Fund and the Mellon Institutional Funds as a group.

————————

The foregoing factors were among those weighed by the Trustees in determining that the terms and conditions of the Portfolio's advisory agreement and the compensation to TBCAM provided therein are fair and reasonable and, thus, in approving the continuation of the agreement for a one year period.

The following table lists the Trust's trustees and officers; their address and date of birth; their position with the Trust; the length of time holding that position with the Trust; their principal occupation(s) during the past five years; the number of portfolios in the fund complex they oversee; and other directorships they hold in companies subject to registration or reporting requirements of the Securities Exchange Act of 1934 (generally called "public companies") or in registered investment companies; and total remuneration paid as of the period ended March 31, 2005. The Trust's Statement of Additional Information includes additional information about the Trust's trustees and is available, without charge, upon request by writing The Mellon Institutional Funds at P.O. Box 8585, Boston, MA 02266-8585 or calling toll free 1-800-221-4795.

## INDEPENDENT TRUSTEES

### Samuel C. Fleming (65)
### Trustee (1986)

c/o Decision Resources, Inc., 260 Charles Street, Waltham, MA 02453

*Principal Occupation During Past 5 Years:*
• Chairman of the Board and Chief Executive Officer, Decision Resources, Inc.

*Number of Portfolios in Fund Complex Overseen by Trustee:* 31
*Trustee Remuneration (period ended March 31, 2005):* $250 (Fund); $1,401 (Portfolio)

——————————

### Caleb Loring III (62)
### Trustee (1986)

c/o Essex Street Associates, P.O. Box 181, Beverly, MA 01915

*Principal Occupation During Past 5 Years:*
• Trustee, Essex Street Associates (family investment trust office)

*Number of Portfolios in Fund Complex Overseen by Trustee* 31
*Trustee Remuneration (period ended March 31, 2005):* $250 (Fund); $1,543 (Portfolio)

——————————

### Benjamin M. Friedman (61)
### Trustee (1986)

c/o Harvard University, Cambridge, MA 02138

*Principal Occupation During Past 5 Years:*
• William Joseph Maier, Professor of Political Economy, Harvard University

*Number of Portfolios in Fund Complex Overseen by Trustee:* 31
*Trustee Remuneration (period ended March 31, 2005):* $250 (Fund); $1,401 (Portfolio)

## INDEPENDENT TRUSTEES *(continued)*

**John H. Hewitt (70)**
**Trustee (1986)**

P.O. Box 2333, New London, NH 03257

*Principal Occupation During Past 5 Years:*
• Trustee, Mertens House, Inc. (hospice)

*Number of Portfolios in Fund Complex Overseen by Trustee:* 31
*Trustee Remuneration (period ended March 31, 2005):* $250 (Fund); $1,401 (Portfolio)

## INTERESTED TRUSTEES

**Patrick J. Sheppard (40)**
**Trustee, President and Chief Executive Officer (2003)**

Mellon Institutional Asset Management, One Boston Place, Boston, MA 02108

*Principal Occupation(s) During Past 5 Years:*
• Senior Vice President and Chief Operating Officer, Mellon Institutional Asset Management; formerly Vice President and Chief Financial Officer, Mellon Institutional Asset Management

*Number of Portfolios in Fund Complex Overseen by Trustee:* 31
*Trustee Remuneration (period ended March 31, 2005):* $0 (Fund)

## PRINCIPAL OFFICERS WHO ARE NOT TRUSTEES

**Barbara A. McCann (44)**
**Vice President and Secretary (2003)**

Mellon Institutional Asset Management, One Boston Place, Boston, MA 02108

*Principal Occupation(s) During Past 5 Years:*
• Senior Vice President and Head of Operations, Mellon Institutional Asset Management; formerly First Vice President, Mellon Institutional Asset Management and Mellon Global Investments

---

**Steven M. Anderson (40)**
**Vice President (1999) and Treasurer (2002)**

Mellon Institutional Asset Management, One Boston Place, Boston, MA 02108

*Principal Occupation(s) During Past 5 Years:*
• Vice President and Mutual Funds Controller, Mellon Institutional Asset Management, Institutional Asset

## PRINCIPAL OFFICERS WHO ARE NOT TRUSTEES *(continued)*

### Denise B. Kneeland (54)
### Assistant Vice President (1996)

Mellon Institutional Asset Management, One Boston Place, Boston, MA 02108

*Principal Occupation(s) During Past 5 Years:*
- Vice President and Manager, Mutual Funds Operations, Mellon Institutional Asset Management

———————————

### Cara E. Hultgren (34)
### Assistant Vice President (2001)

Mellon Institutional Asset Management, One Boston Place, Boston, MA 02108

*Principal Occupation(s) During Past 5 Years:*
- Assistant Vice President and Manager, Shareholder Services, Mellon Institutional Asset Management since 2001; Shareholder Representative, Standish Mellon Asset Management.

———————————

### Jan F. Jumet (39)
### Chief Compliance Officer (2004)

Standish Mellon Asset Management Company LLC, One Boston Place, Boston, MA 02108

*Principal Occupation(s) During Past 5 Years:*
- Senior Vice President and Chief Compliance Officer for Standish Mellon Asset Management Company LLC; formerly Director of Compliance and Administration and Chief Administration Officer for Standish Mellon Asset Management Company LLC, Senior Vice President and Chief Administration Officer for Mellon Bond Associates, LLP, and First Vice President and Senior Sales Associate for Mellon Institutional Asset Management

NOTES

# For More Information

**Dreyfus Premier
International Equity Fund**
200 Park Avenue
New York, NY 10166

**Investment Advisor
(to the Master Portfolio)**

The Boston Company
Asset Management, LLC
Mellon Financial Center
One Boston Place
Boston, MA 02108

**Administrator**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian and Sub-Administrator**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0720SA0305

# Dreyfus Premier International Small Cap Fund

**SEMIANNUAL REPORT** March 31, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier International Small Cap Fund covers the six-month period from October 1, 2004, through March 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Daniel B. LeVan, of The Boston Company Asset Management, LLC, adviser of the Master Portfolio in which the fund invests all of its assets.

International stocks gained value in local currency terms over the reporting period, enabling them to produce higher returns than U.S. equities, on average. In addition, returns for U.S. investors generally were boosted by a weakening U.S. dollar relative to most foreign currencies, especially during the fourth quarter of 2004. Global investors apparently were attracted to non-U.S. shares because of their relatively attractive valuations amid strong economic growth in the emerging markets of Asia, Latin America and Eastern Europe.

In our view, the international stock markets' recent performance highlights the potential benefits of a long-term investment perspective and a globally diversified portfolio. As always, we believe it is important to stay in touch with your financial advisor, who can help you respond to the challenges and opportunities of a changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 15, 2005



## DISCUSSION OF FUND PERFORMANCE

Daniel LeVan, CFA, Portfolio Manager
The Boston Company Asset Management, LLC, Investment Adviser

### How did Dreyfus Premier International Small Cap Fund perform relative to its benchmark?

For the six-month period ended March 31, 2005, the fund produced total returns of 20.62% for its Class A shares, 20.24% for its Class B shares, 20.24% for its Class C shares, 20.83% for its Class R shares and 20.52% for its Class T shares.[1] In comparison, the fund's benchmark, the S&P/Citigroup Extended Market Ex-U.S. Index ("EM Ex-U.S. Index"), produced a total return of 20.93% for the same period.[2]

International small-cap stocks generally rose during the reporting period as investors recognized their low valuations compared to the U.S. small-cap and international large-cap markets. In addition, these stocks benefited from a strong global economy.

While the fund outperformed the benchmark in a large majority of countries and sectors, the slight underperformance can be attributable to trailing the benchmark by over 2% in Japan, and by 1.25% in the finance sector during the six-month period.

### What is the fund's investment approach?

The fund seeks long-term growth of capital. The fund is a "feeder fund" that invests all of its assets in a "master" portfolio known as The Boston Company International Small Cap Portfolio, which is a series of the Mellon Institutional Funds Master Portfolio. The fund (as used herein, "fund" refers to the Dreyfus fund and the Master Portfolio) invests, under normal circumstances, at least 80% of its assets in stocks that are located in foreign countries represented in the EM Ex-U.S. Index. The fund normally invests at least 80% of its assets in companies with market capitalizations of at least $100 million. Although the portfolio manager generally seeks to allocate assets among countries in accordance with the EM Ex-U.S. Index, deviations may occur. Similarly, the portfolio manager uses the sector group allocations of the

EM Ex-U.S. Index as a guide, but allocations may differ from those of the EM Ex-U.S. Index. The fund also may invest up to 20% of its assets in high-grade fixed-income securities of any maturity or duration.

Our approach is to employ a "bottom-up" stock selection process that emphasizes individual stock selection. The portfolio manager uses quantitative models combined with qualitative analysis to construct a diversified portfolio of stocks with low relative price multiples and positive trends in earnings forecasts.

### What other factors influenced the fund's performance?

The international small-cap sector continued to attract attention from investors worldwide, primarily because this asset class has been more attractively priced, on average, than its U.S. small-cap counterpart. As a result, we have seen a higher volume of assets flowing into international small-cap stocks, which has put upward pressure on prices.

International small-cap stocks also benefited from a generally strong global economy, which seemed to shrug off challenges created by rising energy prices. Meanwhile, geopolitical tensions appeared to ease as prospects for peace in the Middle East improved and Iraq completed its first elections. China's economy continued to grow at a robust pace, generating strong demand for basic materials and transportation.

Not surprisingly, therefore, shipbuilding and tanker companies ranked among the fund's top performers during the reporting period. Strength was especially evident among companies in Asia, where Korean ship-builder Hyundai Mipo Dockyard has a four-year backlog of orders. Trade with China has enabled many Japanese shipping companies to reach full capacity, and they are able to raise prices well beyond their increased energy costs. Rising oil prices helped several Australian energy companies, such as Oil Search Ltd., post strong financial results, while robust demand for manufacturing materials boosted France-based Vallourec and Australian scrap metal company Sims Group. A number of the portfolio's holdings were acquired by other companies during the reporting period, including Aggregate Industries, a construction materials company, and Wheaton River Mining, a gold miner.

On the other hand, the fund received relatively disappointing contributions to its performance from its investments in the retailing and banking industries, which, investors worried, might be hurt by rising interest rates. However, only a few of the fund's holdings produced negative absolute returns during the reporting period.

## What is the fund's current strategy?

As of the reporting period's end, we have continued to identify, attractively priced shares of companies with strong business momentum in every geographic and economic sector of the international small-cap market. Although we evaluate each company on its own merits, we also are aware of macroeconomic and industry trends. In the health care sector, for example, we currently favor medical-device companies over pharmaceutical manufacturers, primarily because of the latter industry's well-publicized difficulties involving drugs with significant side effects. At the same time, we have continued to attempt to manage risks by constructing a broadly diversified portfolio, which currently includes about 200 companies located in 21 countries throughout the world.

April 15, 2005

*The fund invests in a "Master Portfolio" that has the same investment objective and policies as the fund. This is known as a master/feeder arrangement. The investment adviser to the Master Portfolio is The Boston Company Asset Management, LLC, an affiliate of Dreyfus. References to the "fund" in this report generally mean the fund and the Master Portfolio in which it invests.*

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect until the fund's total assets reach $15 million, and, in any event, at least until September 30, 2005. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: Citigroup. — Reflects net reinvestment of dividends and, where applicable, capital gain distributions. The S&P/Citigroup Extended Market Ex-U.S. Index represents the small-capitalization component of the S&P/Citigroup Broad Market Index which is a comprehensive float-weighted index of companies in 27 countries (excluding the U.S.) with market capitalizations of at least U.S. $100 million.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier International Small Cap Fund from October 1, 2004 to March 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2005

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 8.80 | $ 12.90 | $ 12.90 | $ 7.43 | $ 10.17 |
| Ending value (after expenses) | $1,206.20 | $1,202.40 | $1,208.40 | $1,208.30 | $1,205.20 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2005

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 8.05 | $ 11.80 | $ 11.80 | $ 6.79 | $ 9.30 |
| Ending value (after expenses) | $1,016.95 | $1,013.21 | $1,013.21 | $1,018.80 | $1,015.71 |

† *Expenses are equal to the fund's annualized expense ratio of 1.60% for Class A, 2.35% for Class B, 2.35% for Class C, 1.35% for Class R and 1.85% for Class T, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

# Dreyfus Premier International Small Cap Fund

STATEMENT OF ASSETS AND LIABILITIES
March 31, 2005 (Unaudited)

|  | Value |
|---|---|
| **Assets ($):** | |
| Investment in The Boston Company International Small Cap Portfolio (Portfolio), at value (Note 1 A) | 43,532,301 |
| Receivable for fund shares sold | 2,712,837 |
| Receivable from administrator | 17,307 |
| Prepaid expenses | 90,601 |
|  | **46,353,046** |
| **Liabilities ($):** | |
| Accrued professional fees | 7,861 |
| Payable for fund shares redeemed | 52,329 |
| Accrued transfer agent fees (Note 2) | 1,545 |
| Accrued distribution fees | 7,390 |
| Accrued service fees | 6,951 |
| Accrued expenses and other liabilities | 4,118 |
|  | **80,194** |
| **Net Assets ($)** | **46,272,852** |
| **Net Assets consist of ($):** | |
| Paid-in capital | 43,135,865 |
| Undistributed net investment income | 9,385 |
| Accumulated net realized gain | 870,408 |
| Net unrealized appreciation | 2,257,194 |
| **Net Assets ($)** | **46,272,852** |
| **Net Assets Attributable to ($):** | |
| Class A | 27,562,302 |
| Class B | 6,398,682 |
| Class C | 11,531,382 |
| Class R | 262,143 |
| Class T | 518,343 |

Dreyfus Premier Stock Funds

# Dreyfus Premier International Small Cap Fund

STATEMENT OF ASSETS AND LIABILITIES
March 31, 2005 *(Unaudited)*

| | Value |
|---|---|
| **Shares of beneficial interest outstanding:** | |
| Class A | 1,449,299 |
| Class B | 340,637 |
| Class C | 613,980 |
| Class R | 13,714 |
| Class T | 27,367 |
| **Net Asset Value, Per Share ($):** | |
| (Net Assets/Shares outstanding) | |
| Class A | 19.01 |
| Class B | 18.78 |
| Class C | 18.78 |
| Class R | 19.11 |
| Class T | 18.94 |

*The accompanying notes are an integral part of the financial statements.*

# Dreyfus Premier International Small Cap Fund

STATEMENT OF OPERATIONS
For the Year Ended March 31, 2005

| | Value |
|---|---|
| **Investment Income (Note 1B) ($):** | |
| Dividend income allocated from Portfolio (net of foreign withholding taxes of $22,450) | 201,333 |
| Interest income allocated from Portfolio | 6,339 |
| Security lending income allocated from Portfolio | 10,996 |
| Expenses allocated from Portfolio | (125,135) |
| **Net investment income allocated from Portfolio** | **93,533** |
| **Expenses:** | |
| Professional fees | 22,417 |
| Registration fees | 12,596 |
| Distribution fees (Note 2b) | 33,727 |
| Shareholder servicing costs (Note 2c) | 27,661 |
| Directors fees and expenses (Note 2d) | 869 |
| Administration fees (Note 2a) | 11,295 |
| Transfer agent fees (Note 2c) | 18,073 |
| Prospectus and shareholders' reports | 18,527 |
| Miscellaneous | 162 |
| **Total Expenses** | **145,327** |
| Less—reimbursement of Fund operating expenses (Note 2a) | (57,850) |
| **Net Expenses** | **87,477** |
| **Investment (Income)–Net** | **6,056** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 3 ($):** | |
| Net realized gain (loss) allocated from Portfolio on: | |
| Investment security transactions allocated from Portfolio | 957,675 |
| Change in unrealized appreciation (depreciation) on investments allocated from Portfolio | 2,217,693 |
| **Net Realized and Unrealized Gain on Investments** | **3,175,368** |
| **Net Increase in Net Assets from Operations** | **3,181,424** |

*The accompanying notes are an integral part of the financial statements.*

Dreyfus Premier Stock Funds

# Dreyfus Premier International Small Cap Fund

STATEMENTS OF CHANGES IN NET ASSETS

| | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, 2004 |
|---|---|---|
| **Operations ($):** | | |
| **Increase (Decrease) in Net Assets From Investment Operations:** | | |
| Investment income (loss)–net | 6,056 | 12,693 |
| Net realized gain on investments | 957,675 | 422,813 |
| Change in net unrealized appreciation | 2,217,693 | 25,615 |
| **Net Increase in Net Assets from Investment Operations** | **3,181,424** | **461,121** |
| **Dividend to Shareholders from ($)** | | |
| Net investment income: | | |
| Class A | (12,840) | (377) |
| Class B | – | (70) |
| Class C | – | (8) |
| Class R | (291) | (103) |
| Class T | (30) | (56) |
| Net realized gains on investments: | | |
| Class A | (1,252) | (729) |
| Class B | (402) | (870) |
| Class C | (460) | (518) |
| Class R | (17) | (168) |
| Class T | (20) | (183) |
| **Total Dividends** | **(15,312)** | **(3,082)** |
| **Fund Share (Principal) Transactions (Note 4) ($):** | | |
| Net proceeds from sale of shares: | | |
| Class A | 22,569,688 | 6,145,041 |
| Class B | 4,008,058 | 2,342,937 |
| Class C | 9,971,085 | 1,034,735 |
| Class R | 134,579 | 115,849 |
| Class T | 416,460 | 55,323 |

| | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, 2004 |
|---|---|---|
| **Fund Share (Principal) Transactions (Note 4) ($) (continued):** | | |
| Dividends reinvested: | | |
| Class A | 10,680 | 1,105 |
| Class B | 352 | 822 |
| Class C | 207 | 495 |
| Class R | 308 | 271 |
| Class T | 50 | 239 |
| Cost of shares redeemed: | | |
| Class A | (1,222,130) | (2,025,005) |
| Class B | (449,645) | (367,595) |
| Class C | (121,874) | (101,475) |
| Class R | (38,055) | (10) |
| Class T | (1,564) | (6,173) |
| **Net Increase in Net Assets from Fund Share Transactions** | **35,278,199** | **7,196,559** |
| **Total Increase in Net Assets** | **38,444,311** | **7,654,598** |
| **Net Assets ($):** | | |
| Beginning of period | 7,828,541 | 173,943 |
| **End of period** | **46,272,852** | **7,828,541** |
| Undistributed investment income–net | 9,385 | 16,490 |

*The accompanying notes are an integral part of the financial statements*

# Dreyfus Premier International Small Cap Fund

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, | |
|---|---|---|---|
| | | 2004 | 2003 [a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 15.78 | 12.07 | 8.98 |
| Investment Operations: | | | |
| Investment income−net [†] | .03 [b] | .11 [b] | .06 [b] |
| Net realized and unrealized gain (loss) on investments | 3.22 | 3.69 | 3.03 |
| Total from investment operations | 3.25 | 3.80 | 3.09 |
| Distributions: | | | |
| Dividends from investment income−net | (.02) | (.03) | − |
| Dividends from net realized gain on investments | (.00) [c] | (.06) | − |
| Total Distributions | (.02) | (.09) | − |
| Net asset value, end of period | 19.01 | 15.78 | 12.07 |
| **Total Return (%)** | 20.62 [d,e] | 31.66 [d] | 34.41 [d,e] |
| **Ratio/Supplemental Data (%):** | | | |
| Expenses (to average daily net assets) [†] | .80 [e] | 1.69 | 1.12 [e] |
| Net investment income (to average daily net assets) [†] | .19 [e] | .79 | .58 [e] |
| Net assets, end of period ($ x 1,000) | 27,562 | 4,363 | 32 |

[†]  The expense ratio includes those expenses allocated from the portfolio in which the Fund is invested. For the period indicated, the administrator voluntarily agreed to reimburse the Fund for all or a portion of its operating expense. If this voluntary action had not been taken, the investment loss per share and ratios would have been:

| | | | |
|---|---|---|---|
| Net investment gain/(loss) per share ($) | (.01) [b] | (.23) [b] | (17.31) [b] |
| Ratios (to average daily net assets) (%) | | | |
| Expenses | 1.05 [e] | 4.19 | 166.94 [e] |
| Net investment (loss) | (.06) [e] | (1.71) | (165.24) [e] |

[a]  From February 1, 2003 (commencment of operations) to September 30, 2003.
[b]  Calculated based on average shares outstanding.
[c]  Amount represents less than $.01 per share.
[d]  Total return would have been lower in the absence of expense waivers and was calculated exclusive of sales charge.
[e]  Not annualized.
The accompanying notes are an integral part of the financial statements.

| Class B Shares | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, | |
|---|---|---|---|
| | | 2004 | 2003[a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 15.62 | 11.99 | 8.98 |
| Investment Operations: | | | |
| Investment income (loss)−net† | (.03)[b] | .00[b,c] | .01[b] |
| Net realized and unrealized gain (loss) on investments | 3.19 | 3.70 | 3.00 |
| Total from investment operations | 3.16 | 3.70 | 3.01 |
| Distributions: | | | |
| Dividends from investment income−net | – | (.01) | – |
| Dividends from net realized gain on investments | (.00)[c] | (.06) | – |
| Total Distributions | (.00)[c] | (.07) | – |
| Net asset value, end of period | 18.78 | 15.62 | 11.99 |
| **Total Return (%)** | 20.24[d,e] | 30.94[d] | 33.52[d,e] |
| **Ratio/Supplemental Data (%):** | | | |
| Expenses (to average daily net assets)† | 1.17[e] | 2.44 | 1.61[e] |
| Net investment income (to average daily net assets)† | (.21)[e] | .02 | 0.08[e] |
| Net assets, end of period ($ x 1,000) | 6,399 | 2,202 | 73 |

† *The expense ratio includes those expenses allocated from the portfolio in which the Fund is invested. For the period indicated, the administrator voluntarily agreed to reimburse the Fund for all or a portion of its operating expense. If this voluntary action had not been taken, the investment loss per share and ratios would have been:*

| | | | |
|---|---|---|---|
| *Net investment gain/(loss) per share ($)* | *(.07)[b]* | *(.33)[b]* | *(18.03)[b]* |
| *Ratios (to average daily net assets) (%)* | | | |
| *Expenses* | *1.45[e]* | *4.93* | *167.44[e]* |
| *Net investment gain/(loss)* | *(.49)[e]* | *(2.47)* | *(165.75)[e]* |

[a] *From February 1, 2003 (commencment of operations) to September 30, 2003.*
[b] *Calculated based on average shares outstanding.*
[c] *Amount represents less than $.01 per share.*
[d] *Total return would have been lower in the absence of expense waivers and was calculated exclusive of sales charge.*
[e] *Not annualized.*
*The accompanying notes are an integral part of the financial statements.*

| Class C Shares | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, 2004 | 2003[a] |
|---|---|---|---|
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 15.62 | 11.99 | 8.98 |
| Investment Operations: | | | |
| Investment income (loss)−net† | (.03)[b] | .00[b,c] | .01[b] |
| Net realized and unrealized gain (loss) on investments | 3.19 | 3.69 | 3.00 |
| Total from investment operations | 3.16 | 3.69 | 3.01 |
| Distributions: | | | |
| Dividends from investment income−net | – | (.00)[c] | – |
| Dividends from net realized gain on investments | (.00)[c] | (.06) | – |
| Total Distributions | (.00)[c] | (.06) | – |
| Net asset value, end of period | 18.78 | 15.62 | 11.99 |
| **Total Return (%)** | 20.24[d,e] | 30.89[d] | 33.52[d,e] |
| **Ratio/Supplemental Data (%):** | | | |
| Expenses (to average daily net assets)† | 1.17[e] | 2.44 | 1.61[e] |
| Net investment income (loss) (to average daily net assets)† | (.21)[e] | .02 | .09[e] |
| Net assets, end of period ($ x 1,000) | 11,531 | 1,055 | 50 |

† The expense ratio includes those expenses allocated from the portfolio in which the Fund is invested. For the period indicated, the administrator voluntarily agreed to reimburse the Fund for all or a portion of its operating expense. If this voluntary action had not been taken, the investment loss per share and ratios would have been:

| | | | |
|---|---|---|---|
| Net investment gain/(loss) per share ($) | (.07)[b] | (.33)[b] | (17.65)[b] |
| Ratios (to average daily net assets) (%) | | | |
| Expenses | 1.45[e] | 4.93 | 167.43[e] |
| Net investment gain/(loss) | (.49)[e] | (2.47) | (165.73)[e] |

a From February 1, 2003 (commencment of operations) to September 30, 2003.
b Calculated based on average shares outstanding.
c Amount represents less than $.01 per share.
d Total return would have been lower in the absence of expense waivers and was calculated exclusive of sales charge.
e Not annualized.
*The accompanying notes are an integral part of the financial statements.*

| Class R Shares | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, | |
|---|---|---|---|
| | | 2004 | 2003 [a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 15.84 | 12.07 | 8.98 |
| Investment Operations: | | | |
| Investment income (loss)–net [†] | .04 [b] | .14 [b] | .08 [b] |
| Net realized and unrealized gain (loss) on investments | 3.26 | 3.73 | 3.01 |
| Total from investment operations | 3.30 | 3.87 | 3.09 |
| Distributions: | | | |
| Dividends from investment income–net | (.03) | (.04) | – |
| Dividends from net realized gain on investments | (.00) [c] | (.06) | – |
| Total Distributions | (.03) | (.10) | – |
| Net asset value, end of period | 19.11 | 15.84 | 12.07 |
| **Total Return (%)** | 20.83 [d,e] | 32.22 [d] | 34.41 [d,e] |
| **Ratio/Supplemental Data (%):** | | | |
| Expenses (to average daily net assets) [†] | .67 [e] | 1.44 | 0.95 [e] |
| Net investment income (to average daily net assets) [†] | .21 [e] | 1.00 | 0.74 [e] |
| Net assets, end of period ($ x 1,000) | 262 | 139 | 9 |

[†] The expense ratio includes those expenses allocated from the portfolio in which the Fund is invested. For the period indicated, the administrator voluntarily agreed to reimburse the Fund for all or a portion of its operating expense. If this voluntary action had not been taken, the investment loss per share and ratios would have been:

| | | | |
|---|---|---|---|
| Net investment gain/(loss) per share ($) | (.01) [b] | (.21) [b] | (16.87) [b] |
| Ratios (to average daily net assets) (%) | | | |
| Expenses | .93 [e] | 3.94 | 166.78 [e] |
| Net investment (loss) | (.05) [e] | (1.50) | (165.09) [e] |

[a] From February 1, 2003 (commencment of operations) to September 30, 2003.
[b] Calculated based on average shares outstanding.
[c] Amount represents less than $.01 per share.
[d] Total return would have been lower in the absence of expense waivers and was calculated exclusive of sales charge.
[e] Not annualized.
The accompanying notes are an integral part of the financial statements.

| Class T Shares | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, | |
|---|---|---|---|
| | | 2004 | 2003[a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 15.72 | 12.03 | 8.98 |
| Investment Operations: | | | |
| Investment income (loss)–net† | .01[b,c] | .07[b] | .04[b] |
| Net realized and unrealized gain (loss) on investments | 3.21 | 3.70 | 3.01 |
| Total from investment operations | 3.22 | 3.77 | 3.05 |
| Distributions: | | | |
| Dividends from investment income–net | (.00)[c] | (.02) | – |
| Dividends from net realized gain on investments | (.00)[c] | (.06) | – |
| Total Distributions | (.00)[c] | (.08) | – |
| Net asset value, end of period | 18.94 | 15.72 | 12.03 |
| **Total Return (%)** | 20.52[d,e] | 31.47[d] | 33.96[d,e] |
| **Ratio/Supplemental Data (%):** | | | |
| Expenses (to average daily net assets)† | .92[e] | 1.94 | 1.28[e] |
| Net investment income gain (loss) (to average daily net assets)† | .07[e] | .50 | .41[e] |
| Net assets, end of period ($ x 1,000) | 518 | 69 | 9 |

† The expense ratio includes those expenses allocated from the portfolio in which the Fund is invested. For the period indicated, the administrator voluntarily agreed to reimburse the Fund for all or a portion of its operating expense. If this voluntary action had not been taken, the investment loss per share and ratios would have been:

| | | | |
|---|---|---|---|
| Net investment (loss) per share ($) | (.03)[b] | (.29)[b] | (16.88)[b] |
| Ratios (to average daily net assets) (%) | | | |
| Expenses | 1.20[e] | 4.43 | 167.10[e] |
| Net investment (loss) | (.21)[e] | (2.05) | (165.41)[e] |

a From February 1, 2003 (commencment of operations) to September 30, 2003.
b Calculated based on average shares outstanding.
c Amount represents less than $.01 per share.
d Total return would have been lower in the absence of expense waivers and was calculated exclusive of sales charge.
e Not annualized.

*The accompanying notes are an integral part of the financial statements.*

## NOTE 1—Significant Accounting Policies:

Dreyfus Premier International Small Cap Fund (the "Fund") is a separate diversified portfolio of Dreyfus Premier Stock Funds (the "Company") which is registered under the Investment Company Act of 1940 (the "1940 Act"), as an open-end management investment company and operates as a series company currently offering one series. The Fund's investment objective seeks to provide investors with long-term capital growth. The Dreyfus Corporation ("Dreyfus") serves as the Fund's administrator. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

The Fund is a "feeder fund" that invests all of its investable assets in a "master" portfolio known as The Boston Company International Small Cap Portfolio (the "Portfolio"), a series of the Mellon Institutional Funds Master Portfolio (the "Portfolio Trust"), which is organized as a New York trust and which has the same investment objective as the Fund. The Portfolio seeks to achieve its objective by investing, under normal circumstances, at least 80% of net assets in equity securities of companies that are located in foreign countries represented in the Citigroup Extended Market Ex-U.S. Index and to a limited extent, emerging markets. The Boston Company Asset Management LLC ("TBCAM"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Dreyfus, is the investment adviser to the Portfolio. The value of the Fund's investment in the Portfolio reflects the Fund's proportionate interest in the net assets of the Portfolio (approximately 10.3% at March 31, 2005). The performance of the Fund is directly affected by the performance of the Portfolio. The financial statements of the Portfolio are included elsewhere in this report and should be read in conjunction with the Fund's financial statements.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the Fund's shares. The Fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C,

Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences among the classes include the services offered to, and the expenses borne by, each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relate net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The Fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates and affect the reported amounts and disclosures in the financial statements.

**(a) Investment security valuations:** The Fund records its investment in the Portfolio at value. The method by which the Portfolio values its securities is discussed in Note 1A of the Portfolio's Notes to Financial Statements, which are included elsewhere in this report.

**(b) Securities transactions and investment income:** Securities transactions are recorded as of the trade date. Currently, the Fund's net investment income consists of the Fund's pro rata share of the net investment income of the Portfolio, less all actual and accrued expenses of the Fund determined in accordance with U.S. generally accepted accounting principles. All realized and unrealized gains and losses of the Portfolio are allocated pro rata among the investors in the Portfolio.

**(c) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from net investment income and from net realized capital gain, if any, are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the Fund not to distribute such gain. In determining the amounts of its dividends, the Fund will take into account its share of the income, gains or losses, expenses, and any other tax items of the Portfolio.

**(d) Allocation of operating activity:** The majority of expenses of the Portfolio Trust are directly identifiable to an individual portfolio comprising the Portfolio Trust. Expenses which are not readily identifiable to a specific portfolio are allocated, taking into consideration, among other things, the nature and type of expense and the relative size of the portfolios.

Investment income, common expenses and realized and unrealized gains and losses are allocated among the share classes of the Fund based on the relative net assets of each class. Distribution fees and shareholder servicing fees, which are directly attributable to a class of the Fund's shares, are charged to that class' operations.

**(e) Federal income taxes:** The Fund intends to qualify as a "regulated investment company", if such qualification is in the best interest of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended September 30, 2004 was as follows: undistributed ordinary income $1,728 and capital gains $1,354. The tax character of current year distributions will be determined at the end of the current fiscal year.

### NOTE 2—Investment Advisory Fee and Other Transactions With Affiliates:

**(a)** The Fund does not directly pay any investment advisory fees, but indirectly bears its pro rata share of the compensation paid by the Portfolio to TBCAM for such services. See Note 2 of the Portfolio's Notes to Financial Statements, which are included elsewhere in this report.

At a meeting of the Fund's Board of Trustees held on October 25, 2004, the Board reviewed information provided by Dreyfus that compared the Fund's performance and expense ratios to a comparison group of funds and to relevant Lipper averages. The Board discussed the results of the comparisons and noted that the Fund's outperformed the comparison group and Lipper averages on a total return basis for the reported time periods, and that the Fund's expense ratio was lower than the Lipper average after giving effect to the undertaking by Dreyfus to voluntarily reduce the Fund's expense ratio.

Dreyfus is currently limiting the operating expenses, or assuming all or part of the expenses of the Fund, excluding Rule 12b-1 distribution plan fees, shareholder services plan fees and any class specific expenses, to 1.45% of the Fund's average daily net assets. Pursuant to this expense limitation, for the period ended March 31, 2005, Dreyfus voluntarily reimbursed the Fund in the amount of $57,850 for its operating expenses. Dreyfus has contractually agreed to this expense limitation and or waiver until the Fund's total assets reach $15 million and, in any event, at least until September 30, 2005.

During the period ended March 31, 2005, the Distributor retained $29,700 and $295 from commissions earned on sales of Class A and Class T shares, respectively, and $5,081 and $514 from contingent deferred sales charges on redemptions of the Fund's Class B and Class C shares, respectively.

**(b)** Under a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the 1940 Act, the Fund pays the Distributor for distributing its Class B, Class C and Class T shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended March 31, 2005, Class B, Class C and Class T shares were charged $14,827, $18,587 and $313, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, the Fund pays the Distributor as to Class A, Class B, Class C and Class T shares, at an annual rate of .25 of 1% of the value of the average daily net assets of the shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2005, Class A, Class B, Class C and Class T shares were charged $16,210, $4,942, $6,196 and $313, respectively, pursuant to the Shareholder Services Plan.

The Fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Fund. During the period ended March 31, 2005, the Fund was charged $13,234 pursuant to the transfer agency agreement.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 3—Investment Transactions:

Increases and decreases in the Fund's investment in the Portfolio for the period ended March 31, 2005 aggregated $34,593,618 and $1,911,747, respectively.

## NOTE 4—Capital Share Transactions:

| | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, 2004 |
|---|---|---|
| **Class A:** | | |
| Shares sold | 1,239,549 | 412,761 |
| Dividends reinvested | 613 | 84 |
| Shares redeemed | (67,311) | (139,054) |
| **Net increase** | **1,172,851** | **273,791** |
| **Class B:** | | |
| Shares sold | 225,460 | 159,497 |
| Dividends reinvested | 20 | 62 |
| Shares redeemed | (25,795) | (24,662) |
| **Net increase** | **199,685** | **134,897** |
| **Class C:** | | |
| Shares sold | 553,305 | 70,060 |
| Dividends reinvested | 12 | 37 |
| Shares redeemed | (6,868) | (6,779) |
| **Net increase** | **546,449** | **63,318** |
| **Class R:** | | |
| Shares sold | 7,257 | 7,959 |
| Dividends reinvested | 17 | 20 |
| Shares redeemed | (2,319) | — |
| **Net increase** | **4,955** | **7,979** |
| **Class T:** | | |
| Shares sold | 23,051 | 4,003 |
| Dividends reinvested | 3 | 18 |
| Shares redeemed | (88) | (400) |
| **Net increase** | **22,966** | **3,621** |

At March 31, 2005, four shareholders of record held approximately 10%, 25%, 17% and 12% of the total outstanding shares of the Class A shares of the Fund. Three shareholders of record held approximately

10%, 32% and 20% of the total outstanding shares of the Class B shares of the Fund. Two shareholders of record held approximately 61% and 16% of the outstanding shares of the Class C shares of the Fund. Five shareholders of record held approximately 17%, 11%, 10%, 24% and 17% of the outstanding shares of the Class R shares of the Fund. Four shareholders of record held approximately 20%, 21%, 20% and 23% of the outstanding shares of the Class T shares of the Fund. Investment activity of these shareholders could have a material impact on the Fund.

## NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly

charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

### Note 6—Prior Year Restatement

The statement of assets and liabilities, the statement of operations, the statements of changes in net assets and financial highlights for the year ended September 30, 2004 have been restated to correct an error in the allocation of certain elements of operations from the Portfolio to the Fund. The amounts as original reported and the restated amounts are as follows:

|  | Original Reported | As Restated |
|---|---|---|
| **Statement of Assets and Liabilities** | | |
| Investment in The Boston Company International Small Cap Portfolio ("Portfolio"), at value (Note 1a) | $7,539,054 | $7,581,529 |
| Receivable from advisor | $72,498 | $100,225 |
| Paid-in-capital | $7,811,444 | $7,857,666 |
| Undistributed net investment income | $13,511 | $16,490 |

|  | Original Reported | As Restated |
|---|---|---|
| **Statement of Assets and Liabilities** | | |
| **(continued)** | | |
| Net unrealized appreciation | $18,500 | $39,501 |
| Net Assets | $7,758,339 | $7,828,541 |
| Net Assets Attributable to: | | |
| Class A | $4,324,249 | $4,363,467 |
| Class B | $2,182,352 | $2,202,073 |
| Class C | $1,045,603 | $1,055,022 |
| Class R | $137,550 | $138,783 |
| Class T | $68,585 | $69,196 |
| Net Asset Value Per Share ($): | | |
| (Net Assets/Shares outstanding) | | |
| Class A | 15.64 | 15.78 |
| Class B | 15.48 | 15.62 |
| Class C | 15.48 | 15.62 |
| Class R | 15.70 | 15.84 |
| Class T | 15.58 | 15.72 |
| **Statement of Operations** | | |
| Dividend income allocated from Portfolio | $65,364 | $68,095 |
| Interest income allocated from Portfolio | $5,391 | $5,639 |
| Expenses allocated from Portfolio | ($33,425) | ($35,246) |
| Net Investment Income allocated from Portfolio | $37,330 | $38,488 |
| Less-reimbursement of operating expenses (Note 2a) | ($72,738) | ($74,559) |
| Investment income—net | $9,714 | $12,693 |
| Realized gain (loss) allocated from Portfolio on investment security transactions | $402,497 | $422,813 |
| Change in unrealized appreciation (depreciation) on investments allocated from Portfolio | $4,614 | $25,615 |

| | Original Reported | As Restated |
|---|---|---|
| **Statement of Operations (continued):** | | |
| Net Realized and Unrealized Gain on Investments | $407,111 | $448,428 |
| Net increase in Net Assets from Operations | $416,825 | $461,121 |
| **Statements of Changes in Net Assets** | | |
| Net investment income | $9,714 | $12,693 |
| Net realized gain on investments | $402,497 | $422,813 |
| Change in net unrealized appreciation | $4,614 | $25,615 |
| Net Increase in Net Assets from Investment Operations | $416,825 | $461,121 |
| Net proceeds from sale of shares | | |
| Class A | $6,128,305 | $6,145,041 |
| Class B | $2,337,332 | $2,342,937 |
| Class C | $1,031,388 | $1,034,735 |
| Class R | $115,686 | $115,849 |
| Class T | $55,268 | $55,323 |
| Net Increase in Net Assets from Fund Share Transactions | $7,170,653 | $7,196,559 |
| Total Increase in Net Assets | $7,584,396 | $7,654,598 |
| Net Assets End of Period | $7,758,339 | $7,828,541 |
| **Financial Highlights** | | |
| Investment income—net | | |
| Class A | .09 | .11 |
| Class B | (.01) | .00 |
| Class C | (.01) | .00 |
| Class R | .13 | .14 |
| Class T | .06 | .07 |
| Net realized and unrealized gain on investments | | |
| Class A | 3.57 | 3.69 |
| Class B | 3.57 | 3.70 |
| Class C | 3.56 | 3.69 |
| Class R | 3.60 | 3.73 |
| Class T | 3.57 | 3.70 |

|                                           | Original Reported | As Restated |
|-------------------------------------------|-------------------|-------------|
| **Financial Highlights (continued)**      |                   |             |
| Total from investment operations          |                   |             |
| Class A                                   | 3.66              | 3.80        |
| Class B                                   | 3.56              | 3.70        |
| Class C                                   | 3.55              | 3.69        |
| Class R                                   | 3.73              | 3.87        |
| Class T                                   | 3.63              | 3.77        |
| Net asset value, end of period            |                   |             |
| Class A                                   | 15.64             | 15.78       |
| Class B                                   | 15.48             | 15.62       |
| Class C                                   | 15.48             | 15.62       |
| Class R                                   | 15.70             | 15.84       |
| Class T                                   | 15.58             | 15.72       |
| Total Return                              |                   |             |
| Class A                                   | 30.49             | 31.66       |
| Class B                                   | 29.76             | 30.94       |
| Class C                                   | 29.72             | 30.89       |
| Class R                                   | 31.05             | 32.22       |
| Class T                                   | 30.30             | 31.47       |
| Net investment income                     |                   |             |
| (to average daily net assets)             |                   |             |
| Class A                                   | .68               | .79         |
| Class B                                   | (.07)             | .02         |
| Class C                                   | (.07)             | .02         |
| Class R                                   | .93               | 1.00        |
| Class T                                   | .43               | .50         |
| Net investment (loss) per share if        |                   |             |
| voluntary expense reimbursement           |                   |             |
| had not occurred                          |                   |             |
| Class B                                   | (.34)             | (.33)       |
| Class C                                   | (.34)             | (.33)       |
| Class T                                   | (.28)             | (.29)       |

| | Original Reported | As Restated |
|---|---|---|
| **Financial Highlights (continued)** | | |
| Expenses to average net assets if voluntary expense reimbursement had not occurred | | |
| Class A | 4.13 | 4.19 |
| Class B | 4.88 | 4.93 |
| Class C | 4.88 | 4.93 |
| Class R | 3.88 | 3.94 |
| Class T | 4.38 | 4.43 |
| Net investment (loss) to average net assets if voluntary expense reimbursement had not occurred | | |
| Class A | (1.76) | (1.71) |
| Class B | (2.51) | (2.47) |
| Class C | (2.51) | (2.47) |
| Class R | (1.51) | (1.50) |
| Class T | (2.01) | (2.05) |

# The Boston Company International Small Cap Portfolio

PORTFOLIO INFORMATION
as of March 31, 2005

| Top Ten Holdings | Country | Sector | Percentage of Net Assets |
|---|---|---|---|
| Hyundai Mipo Dockyard | SOUTH KOREA | Industrial | 1.1 |
| Home Capital Group, Inc. | CANADA | Financial | 1.1 |
| Friends Provident PLC | UNITED KINGDOM | Financial | 1.1 |
| Trican Well Service Ltd. | CANADA | Energy | 1.1 |
| Elekta AB | SWEDEN | Consumer, Non-cyclical | 1.0 |
| Tandberg Television ASA | NORWAY | Communications | 0.9 |
| Nippon Shokubai Ltd. | JAPAN | Basic Materials | 0.9 |
| Euler Hermes SA | FRANCE | Financial | 0.8 |
| Sims Group Ltd. | AUSTRALIA | Industrial | 0.8 |
| Keihin Corp. | JAPAN | Consumer, Cyclical | 0.8 |
| | | | **9.6** |

| Economic Sector Allocation | Percentage of Net Assets |
|---|---|
| Basic Materials | 6.7 |
| Communications | 7.5 |
| Consumer, Cyclical | 15.4 |
| Consumer, Non-cyclical | 15.3 |
| Energy | 4.6 |
| Financial | 18.8 |
| Industrial | 23.3 |
| Technology | 4.5 |
| Utilities | 2.0 |
| Short-Term and Net Other Assets | 1.9 |
| | **100.0** |

| Geographic Region Allocation† | Percentage of Net Assets |
|---|---|
| Europe ex U.K. | 42.8 |
| U.K. | 20.6 |
| Asia ex Japan | 11.5 |
| Japan | 19.2 |
| Americas ex U.S. | 5.9 |
| | **100.0** |

† *Excluding short-term securities and investment of cash collateral.*
*The Portfolio is actively managed. Current holdings may be different than those presented above.*

# The Boston Company International Small Cap Portfolio

SCHEDULE OF INVESTMENTS
March 31, 2005

| Security | Shares | Value ($) (Note 1A) |
|---|---|---|
| **UNAFFILIATED INVESTMENTS—112.0%** | | |
| **EQUITY—96.9%** | | |
| **Australia—4.1%** | | |
| Caltex Australia Ltd. | 209,900 | 2,512,314 |
| Cochlear Ltd. | 72,900 | 1,846,423 |
| Just Group Ltd. | 684,900 | 1,496,730 |
| Oil Search Ltd. | 1,647,300 | 3,078,349 |
| Perpetual Trustees Australia Ltd. | 72,300 | 3,191,805 |
| Sims Group Ltd. (a) | 258,000 | 3,366,946 |
| West Australian Newspaper Holdings (a) | 256,900 | 1,567,188 |
| | | **17,059,755** |
| **Austria—0.7%** | | |
| Boehler-Uddeholm (a) | 21,500 | **2,932,965** |
| **Belgium—1.7%** | | |
| Colruyt SA | 14,724 | 2,286,060 |
| Mobistar SA | 30,400 | 2,669,242 |
| NV Union Miniere SA | 20,100 | 2,039,684 |
| | | **6,994,986** |
| **Canada—5.9%** | | |
| Astral Media, Inc. | 52,100 | 1,461,058 |
| Canfor Corp. * | 179,600 | 2,412,094 |
| CHC Helicopter Corp. | 58,700 | 2,694,219 |
| Ensign Resource Service Group, Inc. | 78,400 | 1,747,337 |
| Home Capital Group, Inc. | 156,600 | 4,361,800 |
| Inmet Mining Corp. * | 118,200 | 1,803,498 |
| Northbridge Financial | 131,400 | 3,205,673 |
| Rothmans, Inc. (a) | 107,700 | 2,136,721 |
| Trican Well Service Ltd. * | 66,400 | 4,283,162 |
| | | **24,105,562** |
| **Denmark—1.4%** | | |
| Bang & Olufsen A/S | 17,400 | 1,166,139 |
| GN Store Nord A/S (a) | 159,900 | 1,837,099 |
| Jyske Bank A/S * | 78,300 | 2,927,084 |
| | | **5,930,322** |

| Security | Shares | Value ($) (Note 1A) |
|---|---|---|
| **Finland—2.8%** | | |
| Kesko Oyj [a] | 83,700 | 2,149,978 |
| Nokian Renkaat Oyj [a] | 11,800 | 1,900,895 |
| OKO Bank (OKO Osuuspankkien Keskuspankki Oyi) [a] | 79,700 | 1,303,535 |
| Rautaruukki Oyj [a] | 149,600 | 2,012,491 |
| Wartsila Oyj-B SHARES [a] | 84,050 | 2,222,148 |
| YIT-Yhtyma Oyj | 64,500 | 1,825,649 |
| | | **11,414,696** |
| **France—7.8%** | | |
| Alten * | 74,600 | 1,836,950 |
| Ciments Francais [a] | 16,600 | 1,598,460 |
| Clarins | 22,106 | 1,410,409 |
| CNP Assurances [a] | 25,300 | 1,791,908 |
| Eiffage [a] | 22,522 | 2,597,778 |
| Elior [a] | 194,300 | 2,470,284 |
| Euler Hermes SA [a] | 40,800 | 3,368,252 |
| Generale de Sante | 68,400 | 1,356,290 |
| Iliad SA | 32,900 | 1,223,722 |
| Imerys SA [a] | 31,700 | 2,395,151 |
| Legardere SCA [a] | 19,400 | 1,468,316 |
| Natexis Banques Populaires | 18,000 | 2,694,384 |
| Nexans SA [a] | 33,900 | 1,401,507 |
| Pierre & Vacances | 10,500 | 1,197,504 |
| SR Teleperformance [a] | 43,900 | 1,273,297 |
| Vallourec | 7,820 | 1,652,973 |
| Vinci SA [a] | 16,900 | 2,435,547 |
| | | **32,172,732** |
| **Germany—5.2%** | | |
| AWD Holding AG | 34,100 | 1,502,582 |
| Continental AG | 43,300 | 3,357,468 |
| Deutsche Postbank AG | 59,500 | 2,737,476 |
| Freenet.de AG [a] | 48,900 | 1,301,076 |
| Hannover Rueckversicherung AG [a] | 29,750 | 1,176,344 |
| Hypo Real Estate Holding | 76,100 | 3,170,813 |

| Security | Shares | Value ($) (Note 1A) |
|---|---:|---:|
| **Germany (continued)** | | |
| Puma AG [a] | 6,700 | 1,676,986 |
| Software AG | 44,300 | 1,450,247 |
| Stada Arzneimittel AG | 47,200 | 1,474,838 |
| Thyssenkrupp AG [a] | 77,600 | 1,598,051 |
| United Internet AG Registered Shares [a] | 54,914 | 1,745,053 |
| | | **21,190,934** |
| **Hong Kong–2.9%** | | |
| China Overseas Land & Investment Ltd. | 4,868,000 | 1,079,794 |
| Kerry Properties Ltd. | 1,002,000 | 2,190,466 |
| Orient Overseas International Ltd. | 427,000 | 2,058,544 |
| Skyworth Digital Holdings Ltd. | 2,962,000 | 432,947 |
| Solomon Systech (Intl.) | 6,970,900 | 2,189,774 |
| Varitronix International Ltd. | 1,003,000 | 1,028,810 |
| Wing Hang Bank Ltd. | 221,800 | 1,350,826 |
| Xinao Gas Holdings Ltd. * | 2,860,000 | 1,540,138 |
| | | **11,871,299** |
| **Ireland–1.0%** | | |
| Fyffes PLC | 766,700 | 2,235,697 |
| Grafton Group PLC * | 173,700 | 2,050,799 |
| | | **4,286,496** |
| **Italy–3.5%** | | |
| ASM Brescia Spa | 350,600 | 1,185,926 |
| Autostrada Torino-Milano Spa | 68,600 | 1,523,842 |
| Banco Popolare di Verona e Novara | 87,100 | 1,624,366 |
| Davide Campari-Milano Spa | 18,100 | 1,258,500 |
| Erg Spa | 143,000 | 1,958,917 |
| Milano Assicurazioni Spa | 409,800 | 2,403,231 |
| Pirelli & C Real Estate | 57,900 | 3,134,354 |
| Recordati Spa | 46,800 | 1,288,872 |
| | | **14,378,008** |
| **Japan–18.2%** | | |
| Clarion Co., Ltd * | 580,000 | 1,125,478 |
| CMK Corp. [a] | 107,000 | 1,725,935 |
| Cosmo Oil Co., Ltd. | 461,000 | 1,492,369 |
| Goldcrest Co., Ltd. | 26,300 | 1,518,770 |

| Security | Shares | Value ($) (Note 1A) |
|---|---|---|
| **Japan (continued)** | | |
| Hamamatsu Photonics KK [a] | 67,600 | 1,504,114 |
| Hisamitsu Pharamaceutical | 89,000 | 1,971,966 |
| Hitachi Construction Machinery Co., Ltd. | 114,500 | 1,579,863 |
| Izumi Co. Ltdronics, Inc. [a] | 47,700 | 1,119,186 |
| Kawasaki Kisen Kaisha Ltd. [a] | 286,200 | 1,975,819 |
| Keihin Corp. | 199,000 | 3,358,438 |
| Kirin Beverage Corp. | 64,400 | 1,634,182 |
| Koito Manufacturing Co. | 241,000 | 2,403,480 |
| Komeri Co., Ltd. | 53,700 | 1,420,277 |
| Koyo Seiko Co., Ltd. [a] | 132,000 | 1,786,846 |
| Kuroda Electric Co., Ltd. [a] | 67,700 | 1,585,288 |
| Kyowa Exeo Corp. | 278,000 | 2,204,497 |
| Makita Corp. | 115,000 | 2,100,662 |
| Mitsubishi Gas Chemical Co., Inc. | 403,000 | 1,891,119 |
| Mori Seiki Co., Ltd [a] | 171,900 | 1,820,193 |
| Nippon Shokubai Ltd. | 397,000 | 3,592,593 |
| Nisshin Seifun Group, Inc. [a] | 164,000 | 1,744,193 |
| Nisshin Steel Co., Ltd. [a] | 1,157,000 | 3,033,091 |
| NTN Corp. [a] | 242,000 | 1,343,316 |
| OSG Corp. | 151,800 | 2,101,606 |
| Otsuka Corp. | 33,900 | 2,343,493 |
| Ricoh Leasing Co., Ltd. | 118,100 | 3,079,480 |
| Ryohin Keikaku | 28,500 | 1,409,180 |
| Santen Pharmaceutical Co., Ltd. | 83,700 | 1,795,970 |
| Sanwa Shutter Corp. | 310,000 | 1,703,424 |
| Sanyo Shinpan Finance Co., Ltd. | 40,800 | 2,771,005 |
| Sodick Co., Ltd. | 206,000 | 1,839,183 |
| Sumisho Lease Co., Ltd. | 80,200 | 2,985,334 |
| Sumitomo Rubber Industries, Inc. [a] | 237,000 | 2,283,991 |
| Sysmex Corp. | 51,500 | 2,935,582 |
| Tokyo Tatemono Co., Ltd. | 289,000 | 1,957,403 |
| Tosoh Corp. [a] | 428,000 | 2,116,242 |
| Tsuruha Co., Ltd. | 52,700 | 1,794,524 |
| | | **75,048,092** |

| Security | Shares | Value ($) (Note 1A) |
|---|---:|---:|
| **Netherlands–4.7%** | | |
| Aalberts Industries NV | 49,400 | 2,551,293 |
| ASM International NV * | 66,400 | 1,097,194 |
| Axalto Holding NV * | 53,600 | 1,771,373 |
| Corio NV | 46,500 | 2,599,186 |
| Fugro NV * | 16,100 | 1,463,722 |
| Hunter Douglas NV | 32,100 | 1,617,470 |
| Koninklijke BAM Groep NV | 43,800 | 2,582,798 |
| Randstad Holding N.V | 37,500 | 1,668,924 |
| Stork NV | 72,700 | 2,826,576 |
| Wolters Kluwer NV * | 55,700 | 1,017,118 |
| | | **19,195,654** |
| **Norway–0.9%** | | |
| Tandberg Television ASA * | 299,500 | **3,759,355** |
| **Portugal–0.5%** | | |
| Jeronimo Martins, SGPS, SA * | 133,800 | **2,037,506** |
| **Singapore–1.3%** | | |
| First Engineering Ltd. | 1,996,000 | 1,511,846 |
| Jurong Technologies Industrial | 2,480,300 | 2,374,643 |
| MobileOne Ltd. | 1,307,000 | 1,583,954 |
| | | **5,470,443** |
| **South Korea–3.1%** | | |
| Dongbu Insurance Co., Ltd. | 351,900 | 2,871,947 |
| Hanjin Shipping Corp. | 70,300 | 2,039,184 |
| Honam Petrochemical Corp. | 33,100 | 1,692,429 |
| Hyundai Mipo Dockyard | 82,300 | 4,612,684 |
| Intops Co., Ltd. | 67,600 | 1,389,223 |
| | | **12,605,467** |
| **Spain–4.0%** | | |
| ACS Actividades | 102,200 | 2,529,818 |
| Corp. Mapfre SA (a) | 83,400 | 1,284,066 |
| Cortefiel, SA | 106,400 | 1,843,648 |
| Ebro Puleva, SA (a) | 120,000 | 2,015,539 |
| Enagas (a) | 117,100 | 1,784,716 |
| Fadesa Inmobiliaria SA * | 53,600 | 1,173,969 |

| Security | Shares | Value ($) (Note 1A) |
|---|---|---|
| **Spain (continued)** | | |
| Inmobiliaria Urbis SA [(a)] | 189,100 | 2,842,854 |
| Indra Sistemas SA [(a)] | 92,800 | 1,664,520 |
| TPI Telefonica Publicidad e Informacion SA [(a)] | 152,500 | 1,375,574 |
| | | **16,514,704** |
| **Sweden—1.9%** | | |
| Elekta AB * | 108,359 | 3,909,497 |
| Lindex AB | 29,200 | 1,384,023 |
| Nobia AB [(a)] | 140,800 | 2,659,498 |
| | | **7,953,018** |
| **Switzerland—4.3%** | | |
| Hiestand Holding AG * | 2,570 | 1,886,988 |
| Logitech International SA * | 29,510 | 1,795,327 |
| Micronas Semiconductor Holdings * | 49,500 | 2,065,605 |
| Rieter Holding AG [(a)] | 8,200 | 2,592,072 |
| Saurer AG * | 30,740 | 2,017,971 |
| Sika AG * | 3,700 | 2,759,993 |
| Sulzer AG | 3,700 | 1,593,494 |
| Syngenta AG * | 13,000 | 1,357,836 |
| Verwalt & Privat-Bank AG | 10,200 | 1,718,766 |
| | | **17,788,052** |
| **United Kingdom—21.0%** | | |
| Alliance Unichem PLC | 140,800 | 2,058,485 |
| Barratt Developments PLC | 118,100 | 1,472,141 |
| BPB PLC | 310,600 | 2,914,778 |
| British Airways PLC * | 281,400 | 1,404,148 |
| BSS Group PLC | 58,300 | 1,179,063 |
| Carillion PLC | 326,700 | 1,506,689 |
| Charter PLC * | 253,500 | 1,293,679 |
| Close Brothers Group PLC | 173,700 | 2,544,405 |
| Daily Mail and General Trust | 118,600 | 1,613,994 |
| Eircom Group PLC | 644,000 | 1,694,287 |
| Enterprise Inns PLC | 185,500 | 2,703,230 |
| FirstGroup PLC | 333,800 | 2,165,617 |
| Friends Provident PLC | 1,281,000 | 4,291,609 |

| Security | Shares | Value ($) (Note 1A) |
|---|---:|---:|
| **United Kingdom (continued)** | | |
| Future PLC | 757,900 | 1,164,485 |
| Greene King PLC | 81,700 | 2,005,931 |
| Greggs PLC | 22,700 | 1,986,514 |
| Hays PLC | 662,600 | 1,665,666 |
| HMV Group PLC | 214,000 | 1,012,215 |
| Inchcape PLC | 68,200 | 2,554,894 |
| ISOFT Group PLC | 190,106 | 1,250,430 |
| Kelda Group PLC | 117,900 | 1,332,600 |
| Kier Group PLC | 139,400 | 2,265,927 |
| Laird Group PLC | 216,500 | 1,403,579 |
| Mcbride PLC | 849,000 | 2,431,113 |
| McCarthy & Stone PLC | 154,100 | 1,922,345 |
| Next PLC | 79,400 | 2,389,177 |
| Northgate Information Solutions PLC * | 933,000 | 1,194,746 |
| Northgate PLC | 120,100 | 2,037,334 |
| Peacock Group PLC | 223,000 | 1,088,504 |
| Persimmon PLC | 101,200 | 1,445,106 |
| Rexam PLC | 237,500 | 2,131,147 |
| Schroders PLC | 99,400 | 1,328,283 |
| Shire Pharmaceuticals Group PLC | 182,700 | 2,087,467 |
| SIG PLC | 197,200 | 2,320,230 |
| Speedy Hire PLC | 231,100 | 2,817,374 |
| Sportingbet PLC * | 222,600 | 1,140,953 |
| The Carphone Warehouse PLC | 793,100 | 2,428,442 |
| Travis Perkins PLC | 66,300 | 2,099,003 |
| Tullow Oil PLC | 763,400 | 2,507,043 |
| Ultra Electronics Holdings | 118,000 | 1,611,405 |
| United Business Media PLC | 153,600 | 1,544,499 |
| Victrex PLC | 149,000 | 1,191,273 |
| Viridian Group PLC | 164,000 | 2,349,621 |
| Whitbread PLC | 82,700 | 1,456,039 |
| WS Atkins PLC | 161,000 | 1,950,602 |
| Yell Group PLC | 140,000 | 1,251,625 |
| | | **86,207,697** |
| **TOTAL EQUITIES** (Cost $323,787,985) | | **398,917,743** |

| Preferred Stocks–1.2% | Shares | Value ($) (Note 1A) |
|---|---|---|
| Fresenius AG * | 16,100 | 1,852,865 |
| Henkel KGaA (a) * | 15,400 | 1,392,098 |
| Rheinmetall AG (a) * | 28,400 | 1,509,062 |
| **TOTAL PREFERRED STOCKS** (Cost $4,102,897) | | **4,754,025** |

| Short-Term Investments–0.1% | Rate | Maturity | Par Value ($) | Value ($) (Note 1A) |
|---|---|---|---|---|
| **U.S. Government–0.1%** | | | | |
| U.S. Treasury Bill† (Cost $412,608) | 2.730% | 6/16/2005 | $415,000 | **412,637** |

| Investment of Cash Collateral–13.8% | | |
|---|---|---|
| BlackRock Cash Strategies L.L.C (Cost $56,673,833) | 56,673,833 | **56,673,833** |
| **TOTAL UNAFFILIATED INVESTMENTS–** (Cost $384,977,323) | | **460,758,238** |

| AFFILIATED INVESTMENTS–1.7% | |
|---|---|
| Dreyfus Institutional Preferred Plus †† (Cost $7,186,055) | **7,186,055** |

| | |
|---|---|
| **TOTAL INVESTMENTS–113.7%** (Cost $392,163,378) | **467,944,293** |
| **LIABILITIES IN ACCESS OF OTHER ASSETS–(13.7%)** | **(56,530,691)** |
| **NET ASSETS–100%** | **411,413,602** |

*Notes to Schedule of Investments:*

(a) *Security, or a portion of thereof, was on loan at 3/31/05.*

\* *Non-income producing security*

† *Denotes all or part of security segregated as collateral.*

†† *Affiliated institutional money market fund.*

*At March 31, 2005 the Portfolio held the following forward foreign currency exchange contracts:*

| Contracts to Receive | Local Principal Amounts | Contract Maturity Date | Value at March 31, 2005 | USD Amount to Deliver | Unrealized Gain/(Loss)($) |
|---|---|---|---|---|---|
| Australian Dollar | 420,000 | 4/1/2005 | 324,324 | 324,660 | (336) |
| Swiss Franc | 320,000 | 4/1/2005 | 267,604 | 267,447 | 157 |
| British Pound | 1,710,000 | 4/1/2005 | 3,232,071 | 3,220,785 | 11,286 |
| Japanese Yen | 90,000,000 | 4/1/2005 | 839,631 | 839,161 | 470 |
| Norwegian Krone | 830,000 | 4/1/2005 | 131,047 | 131,256 | (209) |
| Swedish Krona | 1,960,000 | 4/1/2005 | 277,314 | 277,935 | (621) |
| Singapore Dollar | 734,000 | 4/1/2005 | 444,768 | 444,581 | 187 |
| | | | **5,516,759** | **5,505,825** | **10,934** |

*At March 31, 2005 the Portfolio held the following futures contracts:*

| Contract | Position | Expiration Date | Underlying Face Amount at Value ($) | Unrealized Loss ($) |
|---|---|---|---|---|
| MSCI Pan-Euro (44 contracts) | Long | 6/14/2005 | 1,047,433 | 4,399 |
| Topix Futures (3 contracts) | Long | 6/30/2005 | 340,438 | (340) |
| | | | | **4,059** |

# The Boston Company International Small Cap Portfolio

STATEMENT OF ASSETS AND LIABILITIES
March 31, 2005 (Unaudited)

| | Value |
|---|---|
| **Assets ($):** | |
| Investments in securities at value (Note 1 A) (including securities on loan, valued at $53,869,881 (Note 6)) | |
| Unaffiliated investments (cost $384,977,323) | 460,758,238 |
| Affiliated investment (Note 1 G) (cost $7,186,055) | 7,186,055 |
| Foreign currency, at value (cost $11,974,152) | 11,752,353 |
| Receivable for securities sold | 1,274,030 |
| Interest and dividends receivable | 1,359,008 |
| Receivable for variation margin on open financial futures contracts (Note 5) | 6,189 |
| Appreciation on forward currency exchange contracts (Note 5) | 12,100 |
| Prepaid expenses | 5,298 |
| **Total assets** | **482,353,271** |
| **Liabilities ($):** | |
| Collateral for securities on loan (Note 6) | 56,673,833 |
| Payable for securities purchased | 14,187,796 |
| Depreciation on forward foreign currency exchange contracts (Note 5) | 1,166 |
| Accrued accounting, administration and custody fees (Note 2) | 53,924 |
| Accrued Trustees' fees and expenses (Note 2) | 5,894 |
| Other accrued expenses and liabilities | 17,056 |
| **Total liabilities** | **70,939,669** |
| **Net Assets** (applicable to investors' beneficial interest) ($) | **411,413,602** |

*The accompanying notes are an integral part of the financial statements.*

# The Boston Company International Small Cap Portfolio

STATEMENT OF OPERATIONS

For the Six Months Ended March 31, 2005 (Unaudited)

| | |
|---|---:|
| **Investment Income (Note 1B) ($):** | |
| Dividend income (net of foreign withholding taxes of $271,160) | 2,401,806 |
| Interest income | 90,675 |
| Securities lending income (Note 6) | 151,315 |
| **Total investment income** | **2,643,796** |
| **Expenses** | |
| Investment advisory fee (Note 2) | 1,561,650 |
| Accounting, administration and custody fees (Note 2) | 147,020 |
| Professional fees | 15,823 |
| Trustees' fees and expenses (Note 2) | 21,312 |
| Insurance expense | 4,770 |
| Miscellaneous expenses | 7,476 |
| **Total expenses** | **1,758,051** |
| **Net investment income** | **885,745** |
| **Realized and Unrealized Gain (Loss) ($):** | |
| Net realized gain (loss) on: | |
| Investment securities | 13,209,255 |
| Futures contracts | 55,235 |
| Foreign currency and forward foreign currency exchange contracts | (483,141) |
| Net realized gain | 12,781,349 |
| Change in unrealized appreciation (depreciation) on: | |
| Investment securities | 43,350,565 |
| Futures contracts | 67,071 |
| Foreign currency and forward foreign currency exchange contracts | (387,879) |
| Net Change in unrealized appreciation (depreciation) | 43,029,757 |
| **Net realized and unrealized gain** | **55,811,106** |
| **Net Increase in Net Assets from Operations** | **56,696,851** |

*The accompanying notes are an integral part of the financial statements.*

# The Boston Company International Small Cap Portfolio

STATEMENT OF CHANGES IN NET ASSETS

| | For the Six Months Ended March 31, 2005 (Unaudited) | For the Year Ended September 30, 2004 |
|---|---|---|
| **Increase (Decrease) in Net Assets ($):** | | |
| **From Operations ($):** | | |
| Net investment income | 885,745 | 1,503,725 |
| Net realized gains | 12,781,349 | 18,879,636 |
| Change in net unrealized appreciation | 43,029,757 | 15,368,956 |
| **Net increase in net assets from operations** | **56,696,851** | **35,752,317** |
| **Capital Transactions ($):** | | |
| Contributions | 161,574,875 | 112,536,550 |
| Withdrawals | (26,226,094) | (18,465,788) |
| **Net increase in net assets from capital transactions** | **135,348,781** | **94,070,762** |
| **Total Increase in Net Assets** | **192,045,632** | **129,823,079** |
| **Net Assets ($):** | | |
| At beginning of period | 219,367,970 | 89,544,891 |
| **At end of period** | **411,413,602** | **219,367,970** |

*The accompanying notes are an integral part of the financial statements.*

# The Boston Company International Small Cap Portfolio

FINANCIAL HIGHLIGHTS

| | For the Six Months Ended March 31, 2005 (Unaudited) | For the Year Ended September 30, 2004 | For the Period January 28, 2003 (commencement of operations) to September 30, 2003 |
|---|---|---|---|
| **Total Return†** | 21.75a | 33.42 | 36.44a |
| **Ratios (%):** | | | |
| Expenses (to average daily net assets)†† | 1.12b | 1.20 | 1.46b |
| Net Investment Income (to average daily net assets)†† | 0.57b | 1.06 | 1.29b |
| Portfolio Turnover | 28a | 72 | 46a |
| Net Assets, End of Period (000's omitted) ($) | 411,414 | 219,368 | 89,545 |

†† *For the periods indicated, the investment advisor voluntarily agreed not to impose a portion of its investment advisory fee and/or reimbursed the Portfolio for a portion of its operating expenses. If this voluntary action had not been taken, the ratios would have been:*

*Ratios (to average daily net assets) (%):*

| | | | |
|---|---|---|---|
| *Expenses* | *N/A* | *N/A* | *1.49b* |
| *Net investment income* | *N/A* | *N/A* | *1.26b* |

† *Total return for the Portfolio includes performance of The Boston Company International Small Cap Fund prior to its conversion to a master-feeder structure and contribution of its investments to the Portfolio. Total return would have been lower in the absence of expense waivers.*

a *Not annualized.*

b *Computed on an annualized basis.*

# The Boston Company International Small Cap Portfolio

NOTES TO FINANCIAL STATEMENTS (Unaudited)

### NOTE 1—Significant Accounting Policies:

Mellon Institutional Funds Master Portfolio (the "Portfolio Trust") was organized as a master trust fund under the laws of the State of New York on January 18, 1996 and is registered under the Investment Company Act of 1940, as amended, as an open-end, management investment company. The Boston Company International Small Cap Portfolio (the "Portfolio"), a separate diversified investment series of the Portfolio Trust, commenced operations on January 28, 2003.

The objective of the Portfolio is to achieve long-term growth of capital. The Portfolio seeks to achieve its objective by investing, under normal circumstances, at least 80% of net assets in equity securities of companies that are located in foreign countries represented in the Salomon Smith Barney Extended Market Ex-U.S. Index and, to a limited extent, emerging markets.

At March 31, 2005, there were two funds, The Boston Company International Small Cap Fund and Dreyfus Premier International Small Cap Fund invested in the Portfolio (the "Funds"). The value of the Funds' investment in the Portfolio reflects the Funds' proportionate interests in the net assets of the Portfolio. At March 31, 2005, The Boston Company International Small Cap Fund and the Dreyfus Premier International Small Cap Fund held 89.7% and 10.3% interests in the Portfolio, respectively.

The following is a summary of significant accounting policies followed by the Portfolio in the preparation of its financial statements. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

**(a) Investment security valuations:** Securities for which quotations are readily available are valued at the last sale price, or if no sale price, at the closing bid price, or the NASDAQ official close if applicable, in the principal market in which such securities are normally traded. Because foreign markets may be open at different times than the New York Stock Exchange, the value of the Portfolio's shares may change on days when shareholders are not able to buy or sell them. Many securities markets and exchanges outside the U.S. close prior to the close of the New York Stock Exchange and therefore the closing prices for securities in such markets or on such exchanges may not fully reflect the events that occur after such close but before the close of the New York Stock Exchange.

If market quotations are not readily available or do not accurately reflect fair value, or the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), the Portfolio may value its assets by a method the Trustees believe accurately reflects the fair value. The Trustees have adopted fair value pricing procedures, which, among other things, require the Portfolio to fair value such securities if there has been a movement in the U.S. market that exceeds a specified threshold. Although the threshold may be revised from time to time and the number of days on which fair value prices will be used will depend on market activity, it is possible that fair value prices for foreign securities will be used by each fund to a significant extent.

Short-term instruments with less than sixty-one days remaining to maturity are valued at amortized cost, which approximates market value. If the Portfolio acquires a short-term instrument with more than sixty days remaining to its maturity, it is valued at current market value until the sixtieth day prior to maturity and will then be valued at amortized value based upon the value on such date unless the Trustees determine during such sixty-day period that amortized value does not represent fair value.

**(b) Securities transactions and income:** Securities transactions are recorded as of the trade date. Interest income is determined on the basis of interest accrued, adjusted for accretion of discount or amortization of premium using the yield-to-maturity method. Dividend income is recorded on the ex-dividend date. Realized gains and losses from securities sold are recorded on the identified cost basis. The Portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments. Net realized gains and losses on foreign currency transactions represent gains and losses on disposition of foreign currencies and forward foreign currency exchange contracts, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of investment income and foreign withholding taxes recorded on the Portfolio's books and the U.S. dollar equivalent amounts usually received or paid.

**(c) Income taxes:** The Portfolio is treated as a partnership for federal tax purposes. No provision is made by the Portfolio for federal or state taxes on any taxable income of the Portfolio because each investor in the Portfolio is ultimately responsible for the payment of any taxes. Since at least one of the Portfolio's investors is a regulated investment company that invests all or substantially all of its assets in the Portfolio, the Portfolio normally must satisfy the source of income and diversification requirements applicable to regulated investment companies (under the Internal Revenue Code) in order for its investors to satisfy them. The Portfolio allocates at least annually among its investors each investor's distributive share of the Portfolio's net investment income, net realized capital gains, and any other items of income, gain, loss deduction or credit.

**(d) Foreign currency transactions:** Investment security valuations, other assets, and liabilities initially expressed in foreign currencies are converted into U.S. dollars based upon current currency exchange rates. Purchases and sales of foreign investment securities and income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Section 988 of the Internal Revenue Code provides that gains or losses on certain transactions attributable to fluctuations in foreign currency exchange rates must be treated as ordinary income or loss. For financial statement purposes, such amounts are included in net realized gains or losses.

**(e) Investment risk:** There are certain additional risks involved in investing in foreign securities that are not inherent in investments in domestic securities. These risks may involve adverse political and economic developments, including the possible imposition of capital controls or other foreign governmental laws or restrictions. In addition, the securities of some foreign companies and securities markets are less liquid and at times may be more volatile than securities of comparable U.S. companies and U.S. securities markets. The risks described above apply to an even greater extent to investments in emerging markets. The securities markets of emerging countries are generally smaller, less developed, less liquid, and more volatile than the securities markets of the U.S. and developed foreign markets.

**(f) Commitments and contingencies:** In the normal course of business, the Portfolio may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Portfolio under these arrangements is unknown, as this would involve future claims that may be made against the Portfolio that have not yet occurred. However, based on experience, the Portfolio expects the risks of loss to be remote.

**(g) Affiliated issuers:** Affiliated issuers represent issuers in which the Portfolio held investments in other investment companies advised by The Boston Company Asset Management, LLC (TBCAM), a wholly-owned subsidiary of Mellon Financial Corporation, or its affiliates.

## NOTE 2—Investment Advisory Fee and Other Transactions With Affiliates:

The investment advisory fee paid to TBCAM for overall investment advisory, administrative services, and general office facilities, is paid monthly at the annual rate of 1.00% of the Portfolio's average daily net assets. For the period ended March 31, 2005, the Portfolio paid $1,561,650 in investment advisory fees to TBCAM.

The Portfolio has contracted Mellon Bank, N.A. ("Mellon Bank"), a wholly owned subsidiary of Mellon Financial Corporation and an affiliate of TBCAM, to provide custody, fund administration and fund accounting services for the Portfolio. For these services the Portfolio pays Mellon Bank a fixed fee plus fees that are asset and transaction based, as well as, out-of-pocket expenses. Pursuant to this agreement the Portfolio was charged $129,995 during the period ended March 31, 2005.

The Portfolio entered into an agreement with Mellon Bank to perform certain securities lending activities and to act as the Portfolio's lending agent. Pursuant to this agreement the Mellon Bank receives an agreed upon percentage of the net lending revenues. This compensation is a standard form of compensation received by securities lending agents with respect to non-affiliated entities.

No director, officer or employee of TBCAM or its affiliates receives any compensation from the Trust or the Portfolio for serving as an officer or Trustee of the Trust. The Portfolio Trust pays each Trustee who is not a director, officer or employee of TBCAM or its affiliates an annual fee and a per meeting fee as well as reimbursement for travel and out of pocket expenses. In addition, the Portfolio Trust pays the legal fees for the independent counsel of the Trustees.

## NOTE 3—Purchases and Sales of Investments:

Purchases and proceeds from sales of investments, other than short-term obligations, for the period ended March 31, 2005 were

$223,551,505 and $83,128,119, respectively. For the period ended March 31, 2005, the Portfolio did not purchase or sell any long-term U.S. government securities.

## NOTE 4—Federal Taxes:

The cost and unrealized appreciation (depreciation) in value of the investment securities owned at March 31, 2005, as computed on a federal income tax basis, were as follows:

| | |
|---|---|
| Aggregate Cost | $335,489,546 |
| Gross unrealized appreciation | $ 77,755,040 |
| Gross unrealized depreciation | (1,974,125) |
| Net unrealized appreciation | $ 75,780,915 |

## NOTE 5—Financial Instruments:

In general, the following instruments are used for hedging purposes as described below. However, these instruments may also be used to seek to enhance potential gain in circumstances where hedging is not involved.

The Portfolio may trade the following financial instruments with off-balance sheet risk:

### Options

Call and put options give the holder the right to purchase or sell a security or currency or enter into a swap arrangement on a future date at a specified price. The Portfolio may use options to seek to hedge against risks of market exposure and changes in security prices and foreign currencies, as well as to seek to enhance returns. Writing puts and buying calls tend to increase the Portfolio's exposure to the underlying instrument. Buying puts and writing calls tend to decrease the Portfolio's exposure to the underlying instrument, or hedge other Portfolio investments. Options, both held and written by the Portfolio, are reflected in the accompanying Statement of Assets and Liabilities at market value. The underlying face amount at value of any open purchased options is shown in the Schedule of Investments. This amount reflects each contract's exposure to the underlying instrument at period end. Losses may arise from changes in the value of the underlying instruments if there is an illiquid secondary market for the contract or if the counterparty does not perform under the contract's terms.

Premiums received from writing options which expire are treated as realized gains. Premiums received from writing options which are exercised or are closed are added to or offset against the proceeds or amount paid on the transaction to determine the realized gain or loss. Realized gains and losses on purchased options are included in realized gains and losses on investment securities, except purchased options on foreign currency which are included in realized gains and losses on foreign currency transactions. If a put option written by the Portfolio is exercised, the premium reduces the cost basis of the securities purchased by the Portfolio. The Portfolio, as a writer of an option, has no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bears the market risk of an unfavorable change in the price of the security underlying the written option.

Exchange traded options are valued at the last sale price, or if no sales are reported, the last bid price for purchased options and the last ask price for written options. Options traded over-the-counter are valued using prices supplied by the dealers.

The Portfolio did not enter into option transactions during the period ended March 31, 2005.

### Forward currency exchange contracts

The Portfolio may enter into forward foreign currency and cross currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date. Risks may arise upon entering these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar and other foreign currencies. The forward foreign currency and cross currency exchange contracts are marked to market using the forward foreign currency rate of the underlying currency and any gains or losses are recorded for financial statement purposes as unrealized until the contract settlement date or upon the closing of the contract. Forward currency exchange contracts are used by the Portfolio primarily to protect the value of the Portfolio's foreign securities from adverse currency movements. Unrealized appreciation and depreciation of forward currency exchange contracts is included in the Statement of Assets and Liabilities.

At March 31, 2005, the Portfolio did not hold any forward currency exchange contracts.

**Futures contracts**

The Portfolio may enter into financial futures contracts for the delayed sale or delivery of securities or contracts based on financial indices at a fixed price on a future date. Pursuant to margin requirements the Portfolio deposits either cash or securities in an amount equal to a certain percentage of the contract amount. Subsequent payments are made or received by the Portfolio each day, depending on the daily fluctuations in the value of the underlying security, and are recorded for financial statement purposes as unrealized gains or losses by the Portfolio. There are several risks in connection with the use of futures contracts as a hedging device. The change in value of futures contracts primarily corresponds with the value of their underlying instruments or indices, which may not correlate with changes in the value of hedged investments. Buying futures tends to increase the Portfolio's exposure to the underlying instrument, while selling futures tends to decrease the Portfolio's exposure to the underlying instrument or hedge other investments. In addition, there is the risk that the Portfolio may not be able to enter into a closing transaction because of an illiquid secondary market. Losses may arise if there is an illiquid secondary market or if the counterparty does not perform under the contract's terms. The Portfolio enters into financial futures transactions primarily to seek to manage its exposure to certain markets and to changes in securities prices and foreign currencies. Gains and losses are realized upon the expiration or closing of the futures contracts. Futures contracts are valued at the quoted daily settlement prices established by the exchange on which they trade.

At March 31, 2005, the Portfolio held futures contracts. See Schedule of Investments for further details.

### NOTE 6—Security Lending:

The Portfolio may lend its securities to financial institutions which the Portfolio deems to be creditworthy. The loans are collateralized at all times with cash or securities with a market value at least equal to the market value of the securities on loan. The market value of securities loaned is determined daily and any additional required collateral is allocated to the Portfolio on the next business day. For the duration of a loan, the Portfolio receives the equivalent of the interest or dividends paid by the issuer on the securities loaned and also receives compensation from the investment of the collateral. As with other extensions of credit, the Portfolio bears the risk of delay in recovery or even loss of rights in its securities on loan should the borrower of the securities fail financially or default on its obligations to the Portfolio. In the event of borrower default, the Portfolio generally has the right to use the collateral to offset losses incurred. The Portfolio may incur a loss in the event it was delayed or prevented from exercising its rights to dispose of the collateral. The Portfolio also bears the risk in the event that the interest and/or dividends received on invested collateral is not sufficient to meet the Portfolio's obligations due on the loans.

The Portfolio loaned securities during the period ended March 31, 2005 resulting in $151,315 of security lending income. At December 31, 2004, the Portfolio had securities valued at $53,869,881 on loan. See the Statement of Investments for further detail on the security positions on loan and collateral held.

### NOTE 7—Line of Credit:

The Portfolio, and other subtrusts in the Portfolio Trust and funds in the Trust are parties to a committed line of credit facility, which enables each portfolio/fund to borrow, in the aggregate, up to $35 million. Interest is charged to each participating portfolio/fund based on its borrowings at a rate equal to the Federal Funds effective rate plus 1/2 of 1%. In addition, a facility fee, computed at an annual rate of 0.060 of 1% on the daily unused portion of the facility, is allocated ratably among the participating portfolios/funds at the end of each quarter. For the period ended March 31, 2005, the expense allocated to the Portfolio was $2,898.

During the period ended March 31, 2005, the Portfolio did not use the line of credit.

# The Boston Company International Small Cap Portfolio

## FACTORS CONSIDERED BY BOARD OF TRUSTEES IN APPROVING ADVISORY AGREEMENT

The Investment Company Act of 1940 requires that a fund's Board of Trustees, including a majority of its Trustees who are not affiliated with the fund's investment adviser or underwriter (the "Independent Trustees") voting separately, approve the fund's advisory agreement and the related fees on an annual basis. The Fund is not a party to an investment advisory agreement directly with any investment adviser and does not invest directly in portfolio securities. Instead, the Fund invests all of its investable assets in The Boston Company International Small Cap Portfolio (the "Portfolio"), which is managed by The Boston Company Asset Management ("TBCAM"). The Fund's Board of Trustees determines annually whether the Fund should continue to invest in the Portfolio. The members of the Fund's Board of Trustees also serve as the Board of Trustees of the Portfolio. In that capacity, they consider annually whether to continue the investment advisory agreement between the Portfolio and TBCAM. In their most recent deliberations concerning their decision to approve the continuation of the investment advisory agreement, the Board of Trustees conducted the review and made the determinations that are described below. In conducting this review and in making such determinations, the Independent Trustees received from TBCAM a broad range of information in response to a written request prepared on their behalf by their own legal counsel. The Independent Trustees met alone in a private session with their legal counsel on September 15, 2004 to review these materials and to discuss the proposed continuation of the Fund's advisory agreement. The entire Board then met on October 14, 2004.

The information requested by the Independent Trustees and reviewed by the entire Board included:

**(i) Financial and Economic Data:** TBCAM's audited balance sheets and income statements, as well as a profitability analysis of TBCAM, including a separate presentation of TBCAM's profitability relative to that of several publicly traded investment advisers;

**(ii) Management Teams and Operations:** TBCAM's Form ADV, as well as information concerning TBCAM's executive management, portfolio management, and client service personnel and overall organizational structure, insurance coverage, brokerage and soft dollar policies and practices;

**(iii) Comparative Performance and Fees:** Analyses prepared by Lipper Analytical Services ("Lipper") regarding the Fund's historical performance, management fee and expense ratio compared to other funds, and TBCAM's separate account advisory fee schedules;

**(iv) Specific Facts Relating to the Fund:** TBCAM's commentary on the Fund's performance (rather than the Portfolio alone), the addition of a new portfolio manager, as well as "fact sheets" prepared by TBCAM providing salient data about the Fund and Portfolio, including Portfolio's holdings, strategies, recent market conditions and outlook, as well as TBCAM's views concerning the issues of breakpoints in the management fee schedule of the Portfolio and potential economies of scale; and

**(v) Other Benefits:** The benefits flowing to Mellon Financial Corporation ("Mellon") and its affiliates in the form of fees for transfer agency, custody, administration and securities lending services provided to the Funds by affiliates of Mellon.

In considering the continuation of the Portfolio's advisory agreement, the Board of Trustees, including the Independent Trustees, did not identify any single factor as all-important or controlling and individual Trustees did not necessarily attribute the same weight or importance to each factor. The Trustees determined that the terms and conditions of the advisory agreement and the compensation to TBCAM provided therein are fair and reasonable, and they approved the continuation of the agreement for a one-year period. Some of the factors that figured prominently in the Trustees' determination are described below.

**Nature, Extent and Quality of Services**

The Board considered the nature, scope and quality of the overall services provided to the Portfolio by TBCAM. In their deliberations as to the continuation of the advisory agreement, the Trustees were also mindful of the fact that, by choosing to invest in the Fund, the Fund's shareholders have chosen to entrust TBCAM, under the supervision of the Trustees, to manage the portion of their assets invested in the Fund.

Among the specific factors the Trustees reviewed were the portfolio management, administrative, compliance and related services provided by TBCAM. The Trustees determined that the services provided were of high quality and at least commensurate with industry standards.

The Trustees observed that TBCAM had recently announced that it intended to implement a team approach to the portfolio management of its mutual funds, requiring that each fund have at least two portfolio managers, and expressed their support for this change. The Trustees reviewed the background and experience of the Portfolio's two portfolio managers and also met with senior management of TBCAM to receive an overview of its organization, personnel, resources and strategic plans. Among other things, the Trustees considered the size, education and experience of TBCAM's investment staff, technological infrastructure and overall responsiveness to changes in market conditions.

The Board determined that TBCAM had the expertise and resources to manage the Portfolio effectively.

### Investment Performance

The Board compared the relative investment performance of the Fund (rather than the Portfolio alone) against a peer group of investment companies selected by TBCAM with input from the Trustees. The Board also compared the Fund's investment performance against the average performance of a larger universe of funds regarded by Lipper as having similar investment objectives and considered the Fund's performance rankings with that universe. In addition to the comparative information provided in connection with the September 15, 2004 meeting, the Trustees received similar detailed comparative performance information for the Fund at each regular quarterly Board meeting during the year.

The Lipper materials provided to the Board at the September 15, 2004 meeting indicated that the Fund's performance for the 1 and 3-year periods ended July 31, 2004 was 39.24% and 17.34%. The Trustees found that these results compared favorably with the Fund's peer group of similar funds, the average performance of which was 32.99% and 11.73% for the same periods.

### Advisory Fee and Other Expenses

The Board considered the advisory fee rate paid by the Portfolio to TBCAM. The Portfolio's contractual advisory fee was 1.00%, in the 2nd quintile (second lowest) of its peer group of funds, the median fee of which was 1.061%. The Portfolio's net advisory fee, after giving effect to fee waivers, was 0.738% and below the peer group median net advisory fee of 0.909%. Based on the factors discussed herein, the Board determined that the Portfolio's advisory fee is reasonable relative to its peer group averages, both with and without giving effect to fee waivers.

The Board also compared the fees payable by the Portfolio relative to those payable by separate account clients of TBCAM. Based on the additional scope and complexity of the services provided and responsibilities assumed by these advisers with respect to the Portfolio relative to these other types of clients, the Board concluded that the fees payable under the advisory agreement were reasonable.

The Board considered the Fund's (rather than solely the Portfolio's) expense ratio and compared it to that of its peer group of similar funds. The Board found that the actual net expense ratio of 1.391% (after giving effect to expense limitations) was lower than the median net expense ratio of the peer group of 1.413% notwithstanding the fact that most of the other funds in the peer group were larger than the Fund.

### TBCAM's Profitability

The Board considered TBCAM's profitability in managing the Portfolio and Fund and the Mellon Institutional Funds as a group, as well as the methodology used to compute such profitability, and the various direct and indirect expenses incurred by TBCAM or its affili-

ated investment adviser, Standish Mellon Asset Management Company LLC ("Standish Mellon") in managing the Portfolio and Fund and other funds in the Mellon Institutional Funds family of funds. The Independent Trustees had observed that, based on the profitability information submitted to them by TBCAM, TBCAM incurred losses in recent years in operating many of the investment companies in the Mellon family of funds, including the Portfolio and Fund, and achieved only marginal profitability as to several other funds. The Trustees observed that TBCAM had incurred losses in operating the Portfolio and the Fund in both 2002 and 2003.

## Economies of Scale

While the Board recognized that economies of scale might be realized as the Fund grows, the Board concluded that, considering current asset growth prospects, the implementation of fee breakpoints or other fee reductions was not necessary at this time. The Trustees intend to review the need for breakpoints in connection with future investment advisory agreement approval deliberations.

## Other Benefits

The Board also considered the additional benefits flowing to Mellon as a result of its relationship with the Funds. Mellon affiliates provide custodial, administrative, transfer agency and securities lending services to the Funds. In each case, such affiliates were selected on the basis of a comparative analysis of their capabilities and fees relative to those of unaffiliated competitors. In addition, the Trustees, including a majority of the Independent Trustees, conduct an examination annually of each such arrangement as to whether (i) the terms of the relevant service agreement are in the best interests of Fund shareholders; (ii) the services to be performed by the affiliate pursuant to the agreement are required by and appropriate for the Fund; (iii) the nature and quality of the services provided by the affiliate pursuant to the agreement are at least equal to those provided by other, unaffiliated firms offering the same or similar services for similar compensation; and (iv) the fees payable by the Fund to the affiliate for its services are fair and reasonable in light of the usual and customary charges imposed by other, unaffiliated firms for services of the same nature and quality.

The Board considered the fact that Mellon operates businesses other than the Mellon Institutional Funds, some of which businesses share personnel, office space and other resources and that these were a component of the profitability analysis provided. The Board also considered the intangible benefits that accrue to Mellon and its affiliates by virtue of its relationship with the Fund and the Mellon Institutional Funds as a group.

—————————

The foregoing factors were among those weighed by the Trustees in determining that the terms and conditions of the Portfolio's advisory agreement and the compensation to TBCAM provided therein are fair and reasonable and, thus, in approving the continuation of the agreement for a one year period.

# The Boston Company International Small Cap Portfolio

TRUSTEES AND OFFICERS

The following table lists the Trust's trustees and officers; their address and date of birth; their position with the Trust; the length of time holding that position with the Trust; their principal occupation(s) during the past five years; the number of portfolios in the fund complex they oversee; and other directorships they hold in companies subject to registration or reporting requirements of the Securities Exchange Act of 1934 (generally called "public companies") or in registered investment companies; and total remuneration paid as of the period ended March 31, 2005. The Trust's Statement of Additional Information includes additional information about the Trust's trustees and is available, without charge, upon request by writing The Mellon Institutional Funds at P.O. Box 8585, Boston, MA 02266-8585 or calling toll free 1-800-221-4795.

## INDEPENDENT TRUSTEES

### Samuel C. Fleming (65)
### Trustee (1986)

c/o Decision Resources, Inc., 260 Charles Street, Waltham, MA 02453

*Principal Occupation During Past 5 Years:*
• Chairman of the Board and Chief Executive Officer, Decision Resources, Inc.

*Number of Portfolios in Fund Complex Overseen by Trustee:* 31
*Trustee Remuneration (period ended March 31, 2005):* $250 (Fund); $1,401 (Portfolio)

————————————

### Caleb Loring III (62)
### Trustee (1986)

c/o Essex Street Associates, P.O. Box 181, Beverly, MA 01915

*Principal Occupation During Past 5 Years:*
• Trustee, Essex Street Associates (family investment trust office)

*Number of Portfolios in Fund Complex Overseen by Trustee* 31
*Trustee Remuneration (period ended March 31, 2005):* $250 (Fund); $1,543 (Portfolio)

————————————

### Benjamin M. Friedman (61)
### Trustee (1986)

c/o Harvard University, Cambridge, MA 02138

*Principal Occupation During Past 5 Years:*
• William Joseph Maier, Professor of Political Economy, Harvard University

*Number of Portfolios in Fund Complex Overseen by Trustee:* 31
*Trustee Remuneration (period ended March 31, 2005):* $250 (Fund); $1,401 (Portfolio)

## INDEPENDENT TRUSTEES *(continued)*

**John H. Hewitt (70)**
**Trustee (1986)**

P.O. Box 2333, New London, NH 03257

*Principal Occupation During Past 5 Years:*
- Trustee, Mertens House, Inc. (hospice)

*Number of Portfolios in Fund Complex Overseen by Trustee:* 31
*Trustee Remuneration (period ended March 31, 2005):* $250 (Fund); $1,401 (Portfolio)

## INTERESTED TRUSTEES

**Patrick J. Sheppard (40)**
**Trustee, President and Chief Executive Officer (2003)**

Mellon Institutional Asset Management, One Boston Place, Boston, MA 02108

*Principal Occupation(s) During Past 5 Years:*
- Senior Vice President and Chief Operating Officer, Mellon Institutional Asset Management; formerly Vice President and Chief Financial Officer, Mellon Institutional Asset Management

*Number of Portfolios in Fund Complex Overseen by Trustee:* 31
*Trustee Remuneration (period ended March 31, 2005):* $0 (Fund)

## PRINCIPAL OFFICERS WHO ARE NOT TRUSTEES

**Barbara A. McCann (44)**
**Vice President and Secretary (2003)**

Mellon Institutional Asset Management, One Boston Place, Boston, MA 02108

*Principal Occupation(s) During Past 5 Years:*
- Senior Vice President and Head of Operations, Mellon Institutional Asset Management; formerly First Vice President, Mellon Institutional Asset Management and Mellon Global Investments

---

**Steven M. Anderson (40)**
**Vice President (1999) and Treasurer (2002)**

Mellon Institutional Asset Management, One Boston Place, Boston, MA 02108

*Principal Occupation(s) During Past 5 Years:*
- Vice President and Mutual Funds Controller, Mellon Institutional Asset Management, Institutional Asset

## PRINCIPAL OFFICERS WHO ARE NOT TRUSTEES *(continued)*

### Denise B. Kneeland (54)
### Assistant Vice President (1996)

Mellon Institutional Asset Management, One Boston Place, Boston, MA 02108

*Principal Occupation(s) During Past 5 Years:*
• Vice President and Manager, Mutual Funds Operations, Mellon Institutional Asset
  Management

————————————

### Cara E. Hultgren (34)
### Assistant Vice President (2001)

Mellon Institutional Asset Management, One Boston Place, Boston, MA 02108

*Principal Occupation(s) During Past 5 Years:*
• Assistant Vice President and Manager, Shareholder Services, Mellon Institutional Asset
  Management since 2001; Shareholder Representative, Standish Mellon Asset Management.

————————————

### Jan F. Jumet (39)
### Chief Compliance Officer (2004)

Standish Mellon Asset Management Company LLC, One Boston Place, Boston, MA 02108

*Principal Occupation(s) During Past 5 Years:*
• Senior Vice President and Chief Compliance Officer for Standish Mellon Asset Management
  Company LLC; formerly Director of Compliance and Administration and Chief
  Administration Officer for Standish Mellon Asset Management Company LLC, Senior Vice
  President and Chief Administration Officer for Mellon Bond Associates, LLP, and First Vice
  President and Senior Sales Associate for Mellon Institutional Asset Management

# For More Information

**Dreyfus Premier
International Small Cap Fund**
200 Park Avenue
New York, NY 10166

**Investment Advisor
(to the Master Portfolio)**

The Boston Company
Asset Management, LLC
Mellon Financial Center
One Boston Place
Boston, MA 02108

**Administrator**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian and Sub-Administrator**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0500SA0305

# Dreyfus Premier Small Cap Equity Fund

**SEMIANNUAL REPORT** March 31, 2005



YOU, YOUR ADVISOR AND

**Dreyfus**.

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Small Cap Equity Fund covers the six-month period from October 1, 2004, through March 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, Joseph M. Corrado and Stephanie K. Brandaleone of The Boston Company Asset Management, LLC, adviser to the Master Portfolio in which the fund invests all of its assets.

Stocks rallied strongly in the wake of the U.S. presidential election during the fourth quarter of 2004 before losing some ground over the first three months of 2005 as rising energy prices, higher interest rates and greater inflation concerns dampened investor sentiment. Nonetheless, certain sectors of the stock market — most notably natural resources and foreign shares — produced relatively robust gains. In addition, a recent flurry of mergers-and-acquisitions activity boosted the prices of a number of individual stocks across a variety of industry groups.

In our view, the stock market's recent performance highlights the potential benefits of a long-term investment perspective and a diversified portfolio. At times such as these, when market conditions are mixed, we believe it is important to stay in touch with your financial advisor, who can help you respond to the challenges and opportunities of a changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 15, 2005

**2**



## DISCUSSION OF FUND PERFORMANCE

Joseph M. Corrado, CFA, and Stephanie K. Brandaleone, CFA,
Portfolio Managers
The Boston Company Asset Management, LLC, Investment Adviser

### How did Dreyfus Premier Small Cap Equity Fund perform relative to its benchmark?

For the six-month period ended March 31, 2005, the fund produced total returns of 8.37% for its Class A shares, 7.96% for its Class B shares, 7.91% for its Class C shares, 8.50% for its Class R shares and 8.15% for its Class T shares.[1] In comparison, the fund's benchmark, the Russell 2000 Value Index, produced a total return of 8.70% for the same period.[2]

Stocks rallied early in the reporting period as a cloud of economic and political uncertainty was lifted from the financial markets, but they later gave back some of those gains as inflationary pressures and interest rates rose. The fund's returns were slightly lower than its benchmark, mainly due to the fund's lagging investments in the energy and industrials sectors.

### What is the fund's investment approach?

The fund seeks long-term growth of capital. The fund is a "feeder fund" that invests all of its assets in a "master" portfolio known as The Boston Company Small Cap Value Portfolio, which is a series of the Mellon Institutional Funds Master Portfolio. The fund (as used herein, "fund" refers to the Dreyfus fund and the Master Portfolio) invests, under normal circumstances, at least 80% of its assets in the stocks of small-cap U.S. companies, and may invest up to 15% of its assets in foreign companies.

We employ a value-based investment style, in which we seek to identify companies with stocks trading at prices below what we believe to be their intrinsic values. We measure value by evaluating each company's valuation multiples (price/earnings, price/sales, price/cash flow), current competitive position and expected business growth relative to its industry.

We focus primarily on individual stock selection instead of trying to predict which industries or sectors will perform best. The stock selection process is designed to produce a diversified portfolio of companies that we believe are undervalued relative to expected business growth, with the presence of a catalyst (such as a corporate restructuring, new products or improving business conditions) that will trigger a price increase.

### What other factors influenced the fund's performance?

Stocks rallied sharply during the fourth quarter of 2004 when political uncertainty waned and the U.S. economy showed signs of renewed strength. Small-cap stocks fared particularly well in the rally as investors' appetite for risk grew. During the first quarter of 2005, however, the market environment changed as investors became concerned that rising interest rates and rising inflationary pressures might threaten the economic recovery. As a result, stocks gave back some of their previous gains.

In this changing environment, the fund's performance was primarily influenced by our security selection strategy, which considers the prospects of individual companies over broader economic or market factors. In the financials area, the fund's relatively light exposure to the group helped it avoid weakness among companies impacted by the eroding effects of rising interest rates on bank profits. In addition, the fund's security selections in the financials area produced higher returns than the benchmark's financials component. For example, real estate management company Jones Lang LaSalle gained value amid stronger market conditions for office and industrial real estate.

We found attractive opportunities in the stronger-performing consumer staples area, where the fund's overweight also helped boost returns. The fund enjoyed strong contributions from companies such as Ralcorp Holdings, Inc., a manufacturer of private-label cereals and baked products. Ralcorp benefited from growing sales volumes as supermarkets committed more shelf space to higher-margin private-label products. In the technology area, the fund benefited from its position in Comtech Telecommunications, a provider of secure networks to corporations and the military, which gained market share.

On the other hand, the fund suffered some disappointments during the reporting period. The fund's energy investments trailed the averages due to its relatively light exposure to exploration and production companies, which sold at relatively rich valuations and did not meet our value-oriented investment criteria. In the industrials sector, the benefits of a slightly overweighted position were offset by lackluster results from holdings such as battery maker C&D Technologies, Inc., where higher lead prices eroded profit margins.

### What is the fund's current strategy?

After five years in which smaller stocks have produced consistently higher returns than larger ones, we have seen evidence that valuations among small-cap stocks have reached parity with large-capitalization stocks. Nonetheless, we have continued to find what we believe to be attractive investment opportunities, especially in the technology and industrials sectors. Indeed, we believe that today's market conditions are well suited to a bottom-up investment process that seeks attractively valued companies that are poised to gain value due to an identifiable catalyst.

April 15, 2005

*The fund invests in a "Master Portfolio" that has the same investment objective and policies as the fund. This is known as a master/feeder arrangement. The investment adviser to the Master Portfolio is The Boston Company Asset Management, LLC, an affiliate of Dreyfus. References to the "fund" in this report generally mean the fund and the Master Portfolio in which it invests.*

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than original cost. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in effect until the fund's total assets reach $15 million and, in any event, at least until September 30, 2005. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Value Index is an unmanaged index which measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Small Cap Equity Fund from October 1, 2004 to March 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended March 31, 2005

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 7.01 | $ 10.89 | $ 10.89 | $ 5.72 | $ 8.30 |
| Ending value (after expenses) | $1,083.70 | $1,079.60 | $1,079.10 | $1,085.00 | $1,081.50 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended March 31, 2005

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 6.79 | $ 10.55 | $ 10.55 | $ 5.54 | $ 8.05 |
| Ending value (after expenses) | $1,018.20 | $1,014.46 | $1,014.46 | $1,019.45 | $1,016.95 |

† *Expenses are equal to the fund's annualized expense ratio of 1.35% for Class A, 2.10% for Class B, 2.10% for Class C, 1.10% for Class R and 1.60% for Class T; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

# Dreyfus Premier Small Cap Equity Fund

STATEMENT OF ASSETS AND LIABILITIES
March 31, 2005 (Unaudited)

|  | Value |
|---|---|
| **Assets ($):** | |
| Investment in The Boston Company Small Cap Value Portfolio (Portfolio), at value (Note 1A) | 12,037,080 |
| Receivable from administrator (Note 2) | 16,681 |
| Receivable for Fund shares sold | 43,836 |
| Prepaid expenses | 78,017 |
|  | **12,175,614** |
| **Liabilities ($):** | |
| Accrued transfer agent fees | 1,595 |
| Accrued professional fees | 10,750 |
| Accrued administration fees | 1,030 |
| Accrued distribution fees | 1,526 |
| Accrued service fees | 1,968 |
| Accrued expenses and other liabilities | 5,600 |
|  | **22,469** |
| **Net Assets ($)** | **12,153,145** |
| **Composition of Net Assets ($):** | |
| Paid-in capital | 11,514,403 |
| Undistributed net investment (loss) | (28,354) |
| Accumulated net realized gain | 468,008 |
| Net unrealized appreciation | 199,088 |
| **Net Assets ($)** | **12,153,145** |
| **Net Assets Attributable to ($):** | |
| Class A | 8,315,517 |
| Class B | 1,406,300 |
| Class C | 2,206,139 |
| Class R | 52,549 |
| Class T | 172,640 |
| **Shares of beneficial shares outstanding:** | |
| Class A | 329,085 |
| Class B | 56,597 |
| Class C | 88,783 |
| Class R | 2,068 |
| Class T | 6,877 |
| **Net Asset Value, Per Share ($):** | |
| (Net Assets/Shares outstanding) | |
| Class A | 25.27 |
| Class B | 24.85 |
| Class C | 24.85 |
| Class R | 25.41 |
| Class T | 25.10 |

*The accompanying notes are an integral part of the financial statements.*

# Dreyfus Premier Small Cap Equity Fund

STATEMENT OF OPERATIONS
Six Months Ended March 31, 2005 (Unaudited)

| | Value |
|---|---|
| **Investment Income (Note 1B) ($):** | |
| Dividend income allocated from Portfolio | 39,006 |
| Interest income allocated from Portfolio | 3,283 |
| Security lending income allocated from Portfolio | 568 |
| Expenses allocated from Portfolio | (42,899) |
| **Net investment income allocated from Portfolio** | **(42)** |
| **Expenses:** | |
| Professional fees | 27,038 |
| Directors' fees and expenses (Note 2d) | 780 |
| Distribution fees (Note 2b) | 11,087 |
| Shareholder servicing costs (Note 2c) | 11,170 |
| Administration fees (Note 2a) | 4,499 |
| Transfer agent fees (Note 2c) | 6,167 |
| Prospectus and shareholders' reports | 19,163 |
| Miscellaneous | 18,169 |
| **Total Expenses** | **98,073** |
| Less−reimbursement of Fund operating expenses (Note 2a) | (69,761) |
| **Net Expenses** | **28,312** |
| **Investment (Loss)−Net** | **(28,354)** |
| **Realized and Unrealized Gain (Loss) on Investments−Note 3 ($):** | |
| Net realized gain (loss) allocated from Portfolio on: | |
| Investment security transactions | 525,287 |
| Change in unrealized appreciation (depreciation) on investments allocated from Portfolio | (16,973) |
| **Net Realized and Unrealized Gain on Investments** | **508,314** |
| **Net Increase in Net Assets from Operations** | **479,960** |

*The accompanying notes are an integral part of the financial statements*

# Dreyfus Premier Small Cap Equity Fund

STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, 2004 |
|---|---|---|
| **Operations ($):** | | |
| **Increase (Decrease) in Net Assets From Investment Operations:** | | |
| Net investment income (loss) | (28,354) | (9,798) |
| Net realized gain on investments | 525,287 | 124,578 |
| Change in net unrealized appreciation (depreciation) on investments | (16,973) | 217,991 |
| **Net Increase in Net Assets from Investment Operations** | **479,960** | **332,771** |
| **Dividend to Shareholders from ($):** | | |
| From net realized gains on investments: | | |
| Class A | (223) | (4,529) |
| Class B | (53) | (2,181) |
| Class C | (69) | (1,217) |
| Class R | (1) | (306) |
| Class T | (6) | (197) |
| **Total Dividends** | **(352)** | **(8,430)** |
| **Fund Share (Principal) Transactions (Note 4) ($):** | | |
| Net proceeds from sale of shares: | | |
| Class A | 4,844,940 | 4,368,602 |
| Class B | 685,256 | 813,971 |
| Class C | 1,732,374 | 639,005 |
| Class R | 42,418 | 8,892 |
| Class T | 119,713 | 50,303 |
| Dividends reinvested: | | |
| Class A | 223 | 4,312 |
| Class B | 17 | 1,710 |
| Class C | 55 | 630 |
| Class R | 1 | 306 |
| Class T | 6 | 197 |

# Dreyfus Premier Small Cap Equity Fund

STATEMENT OF CHANGES IN NET ASSETS *(continued)*

|  | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, 2004 |
|---|---|---|
| **Fund Share (Principal) Transactions (Note 4) ($) (continued):** |  |  |
| Cost of shares redeemed: |  |  |
| Class A | (487,012) | (1,108,462) |
| Class B | (208,863) | (66,745) |
| Class C | (284,301) | (34,439) |
| Class R | (5,005) | (5,390) |
| Class T | (20,920) | – |
| **Net Increase in Net Assets from Fund Share Transactions** | **6,418,902** | **4,672,892** |
| **Total Increase in Net Assets** | **6,898,510** | **4,997,233** |
| **Net Assets ($):** |  |  |
| Beginning of period | 5,254,635 | 257,402 |
| **End of period** | **12,153,145** | **5,254,635** |

*The accompanying notes are an integral part of the financial statements*

# Dreyfus Premier Small Cap Equity Fund

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during the period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, 2004 | 2003[a] |
|---|---|---|---|
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 23.32 | 18.48 | 14.00 |
| Investment Operations: | | | |
| Investment (loss)–net[†] | (.04)[b] | (.08)[b] | (.05)[b] |
| Net realized and unrealized gain (loss) on investments | 1.99 | 5.38 | 4.53 |
| Total from investment operations | 1.95 | 5.30 | 4.48 |
| Distributions: | | | |
| Dividends from net realized gains on investments | (.00)[c] | (.46) | – |
| Net asset value, end of period | 25.27 | 23.32 | 18.48 |
| **Total Return (%)** | 8.37[d,e] | 29.07[d] | 32.00[d,e] |
| **Ratio/Supplemental Data (%):** | | | |
| Expenses (to average daily net assets)[†] | .67[e] | 1.34 | .89[e] |
| Net investment (loss) (to average daily net assets)[†] | (.18)[e] | (.37) | (.29)[e] |
| Net Assets, end of period ($ X 1,000) | 8,316 | 3,636 | 146 |

[†] The expense ratio includes those expenses allocated from the portfolio in which the fund is invested. For the period indicated, the administrator voluntarily agreed to reimburse the Fund for all or a portion of its operating expense. If this voluntary action had not been taken, the investment loss per share and ratios would have been:

| | | | |
|---|---|---|---|
| Net investment (loss) per share ($) | (.23)[b] | (1.13)[b] | (21.53)[b] |
| Ratios (to average daily net assets) (%): | | | |
| Expenses | 1.41[e] | 6.56 | 121.07[e] |
| Net investment (loss) | (.92)[e] | (5.59) | (120.47)[e] |

[a] From February 1, 2003 (commencement of operations) to September 30, 2003.
[b] Calculated based on average shares outstanding.
[c] Amount represents less than $.01 per share.
[d] Total return would have been lower in the absence of expense waivers and was calculated exclusive of sales charge.
[e] Not annualized.
The accompanying notes are an integral part of the financial statements.

| Class B Shares | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, | |
|---|---|---|---|
| | | 2004 | 2003[a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 23.01 | 18.39 | 14.00 |
| Investment Operations: | | | |
| Investment (loss)−net† | (.14)[b] | (.22)[b] | (.13)[b] |
| Net realized and unrealized gain (loss) on investments | 1.98 | 5.31 | 4.52 |
| Total from investment operations | 1.84 | 5.09 | 4.39 |
| Distributions: | | | |
| Dividends from net realized gains on investments | (.00)[c] | (.46) | − |
| Net asset value, end of period | 24.85 | 23.02 | 18.39 |
| **Total Return (%)** | 7.96[d,e] | 27.99[d] | 31.36[d,e] |
| **Ratio/Supplemental Data (%):** | | | |
| Expenses (to average daily net assets)† | 1.05[e] | 2.09 | 1.39[e] |
| Net investment (loss) (to average daily net assets)† | (.57)[e] | (1.12) | (.79)[e] |
| Net Assets, end of period ($ X 1,000) | 1,406 | 851 | 48 |

† *The expense ratio includes those expenses allocated from the portfolio in which the fund is invested. For the period indicated, the administrator voluntarily agreed to reimburse the Fund for all or a portion of its operating expense. If this voluntary action had not been taken, the investment loss per share and ratios would have been:*

| | | | |
|---|---|---|---|
| *Net investment (loss) per share ($)* | *(.34)[b]* | *(1.27)[b]* | *(20.36)[b]* |
| *Ratios (to average daily net assets) (%):* | | | |
| *Expenses* | *1.90[e]* | *7.31* | *121.56[e]* |
| *Net investment (loss)* | *(1.43)[e]* | *(6.34)* | *(120.96)[e]* |

a *From February 1, 2003 (commencement of operations) to September 30, 2003.*
b *Calculated based on average shares outstanding.*
c *Amount represents less than $.01 per share.*
d *Total return would have been lower in the absence of expense waivers and was calculated exclusive of sales charge.*
e *Not annualized.*
*The accompanying notes are an integral part of the financial statements.*

| Class C Shares | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, 2004 | 2003[a] |
|---|---|---|---|
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 23.02 | 18.39 | 14.00 |
| Investment Operations: | | | |
| Net Investment (loss)−net† | (.14)[b] | (.22)[b] | (.13)[b] |
| Net realized and unrealized gain (loss) on investments | 1.97 | 5.31 | 4.52 |
| Total from investment operations | 1.83 | 5.09 | 4.39 |
| Distributions: | | | |
| Dividends from net realized gains on investments | (.00)[c] | (.46) | – |
| Net asset value, end of period | 24.85 | 23.02 | 18.39 |
| **Total Return (%)** | 7.91[d,e] | 28.05[d] | 31.36[d,e] |
| **Ratio/Supplemental Data (%):** | | | |
| Expenses (to average daily net assets)† | 1.05[e] | 2.09 | 1.38[e] |
| Net investment (loss) (to average daily net assets)† | (.57)[e] | (1.12) | (.79)[e] |
| Net Assets, end of period ($ X 1,000) | 2,206 | 690 | 48 |

† *The expense ratio includes those expenses allocated from the portfolio in which the fund is invested. For the period indicated, the administrator voluntarily agreed to reimburse the Fund for all or a portion of its operating expense. If this voluntary action had not been taken, the investment loss per share and ratios would have been:*

| | | | |
|---|---|---|---|
| *Net investment (loss) per share ($)* | *(.32)[b]* | *(1.27)[b]* | *(20.89)[b]* |
| *Ratios (to average daily net assets) (%):* | | | |
| *Expenses* | *1.84[e]* | *7.31* | *121.56[e]* |
| *Net investment (loss)* | *(1.36)[e]* | *(6.34)* | *(120.97)[e]* |

[a] *From February 1, 2003 (commencement of operations) to September 30, 2003.*
[b] *Calculated based on average shares outstanding.*
[c] *Amount represents less than $.01 per share.*
[d] *Total return would have been lower in the absence of expense waivers and was calculated exclusive of sales charge.*
[e] *Not annualized.*
*The accompanying notes are an integral part of the financial statements.*

| Class R Shares | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, 2004 | 2003[a] |
|---|---|---|---|
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 23.42 | 18.52 | 14.00 |
| Investment Operations: | | | |
| Investment (loss)−net[†] | (.02)[b] | (.03)[b] | (.02)[b] |
| Net realized and unrealized gain (loss) on investments | 2.01 | 5.39 | 4.54 |
| Total from investment operations | 1.99 | 5.36 | 4.52 |
| Distributions: | | | |
| Dividends from net realized gains on investments | (.00)[c] | (.46) | − |
| Net asset value, end of period | 25.41 | 23.42 | 18.52 |
| **Total Return (%)** | 8.50[d,e] | 29.33[d] | 32.22[d,e] |
| **Ratio/Supplemental Data (%):** | | | |
| Expenses (to average daily net assets)[†] | .55[e] | 1.09 | 0.73[e] |
| Net investment income (to average daily net assets)[†] | (.07)[e] | (.12) | (.13)[e] |
| Net Assets, end of period ($ X 1,000) | 53 | 14 | 8 |

[†]  The expense ratio includes those expenses allocated from the portfolio in which the fund is invested. For the period
    indicated, the administrator voluntarily agreed to reimburse the Fund for all or a portion of its operating expense. If
    this voluntary action had not been taken, the investment loss per share and ratios would have been:

| | | | |
|---|---|---|---|
| Net investment (loss) per share ($) | (.21)[b] | (1.12)[b] | (19.34)[b] |
| Ratios (to average daily net assets) (%): | | | |
| Expenses | 1.41[e] | 6.31 | 120.90[e] |
| Net investment (loss) | (.93)[e] | (5.34) | (120.30)[e] |

[a]  From February 1, 2003 (commencement of operations) to September 30, 2003.
[b]  Calculated based on average shares outstanding.
[c]  Amount represents less than $.01 per share.
[d]  Total return would have been lower in the absence of expense waivers and was calculated exclusive of sales charge.
[e]  Not annualized.
The accompanying notes are an integral part of the financial statements.

| Class T Shares | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, | |
|---|---|---|---|
| | | 2004 | 2003[a] |
| **Per Share Data ($):** | | | |
| Net asset value, beginning of period | 23.21 | 18.45 | 14.00 |
| Investment Operations: | | | |
| Investment income (loss)−net † | (.08)[b] | (.13)[b] | (.07)[b] |
| Net realized and unrealized gain (loss) on investments | 1.97 | 5.35 | 4.52 |
| Total from investment operations | 1.89 | 5.22 | 4.45 |
| Distributions: | | | |
| Dividends from net realized gains on investments | (.00)[c] | (.46) | − |
| Net asset value, end of period | 25.10 | 23.21 | 18.45 |
| **Total Return (%)** | 8.15[d,e] | 28.67[d] | 31.79[d,e] |
| **Ratio/Supplemental Data (%):** | | | |
| Expenses (to average daily net assets) † | .80[e] | 1.59 | 1.06[e] |
| Net investment (loss) (to average daily net assets) † | (.33)[e] | (.62) | (.46)[e] |
| Net Assets, end of period ($ X 1,000) | 172 | 64 | 8 |

† The expense ratio includes those expenses allocated from the portfolio in which the fund is invested. For the period indicated, the administrator voluntarily agreed to reimburse the Fund for all or a portion of its operating expense. If this voluntary action had not been taken, the investment loss per share and ratios would have been:

| | | | |
|---|---|---|---|
| Net investment (loss) per share ($) | (.26)[b] | (1.18)[b] | (19.36)[b] |
| Ratios (to average daily net assets) (%): | | | |
| Expenses | 1.60[e] | 6.81 | 121.24[e] |
| Net investment (loss) | (1.13)[e] | (5.84) | (120.64)[e] |

[a] From February 1, 2003 (commencement of operations) to September 30, 2003.
[b] Calculated based on average shares outstanding.
[c] Amount represents less than $.01 per share.
[c] Total return would have been lower in the absence of expense waivers and was calculated exclusive of sales charge.
[e] Not annualized.
*The accompanying notes are an integral part of the financial statements.*

NOTES TO FINANCIAL STATEMENTS (Unaudited)

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Small Cap Equity Fund (the "Fund") is a separate diversified portfolio of Dreyfus Premier Stock Funds (the "Company") which is registered under the Investment Company Act of 1940 (the "1940 Act"), as an open-end management investment company and operates as a series company currently offering three series. The Fund's investment objective seeks to provide investors with long-term capital growth. The Dreyfus Corporation ("Dreyfus") serves as the Fund's administrator. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

The Fund is a "feeder fund" that invests all of its investable assets in a "master" portfolio known as The Boston Company Small Cap Portfolio (the "Portfolio"), a series of the Mellon Institutional Funds Master Portfolio (the "Portfolio Trust"), which is organized as a New York trust and which has the same investment objective as the Fund. The Portfolio seeks to achieve its objective by investing, under normal circumstances, at least 80% of net assets in equity securities of small cap U.S. Companies. The Boston Company Asset Management LLC ("TBCAM"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Dreyfus, is the investment adviser to the Portfolio. The value of the Fund's investment in the Portfolio reflects the Fund's proportionate interest in the net assets of the Portfolio (approximately 12% at March 31, 2005). The performance of the Fund is directly affected by the performance of the Portfolio. The financial statements of the Portfolio are included elsewhere in this report and should be read in conjunction with the Fund's financial statements.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the Fund's shares. The Fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C,

Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences among the classes include the services offered to, and the expenses borne by, each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The Fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates and affect the reported amounts and disclosures in the financial statements.

**(a) Investment security valuations:** The Fund records its investment in the Portfolio at value. The method by which the Portfolio values its securities is discussed in Note 1A of the Portfolio's Notes to Financial Statements, which are included elsewhere in this report.

**(b) Securities transactions and investment income:** Securities transactions are recorded as of the trade date. Currently, the Fund's net investment income consists of the Fund's pro rata share of the net investment income of the Portfolio, less all actual and accrued expenses of the Fund determined in accordance with U.S. generally accepted accounting principles. All realized and unrealized gains and losses of the Portfolio are allocated pro rata among the investors in the Portfolio.

**(c) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from net investment income and from net realized capital gain, if any, are normally declared and paid annually, but the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the Fund not to distribute such gain. In determining the amounts of its dividends, the Fund will take into account its share of the income, gains or losses, expenses, and any other tax items of the Portfolio.

**(d) Allocation of operating activity:** The majority of expenses of the Portfolio Trust are directly identifiable to an individual portfolio comprising the Portfolio Trust. Expenses which are not readily identifiable to a specific portfolio are allocated, taking into consideration, among other things, the nature and type of expense and the relative size of the portfolios.

Investment income, common expenses and realized and unrealized gains and losses are allocated among the share classes of the Fund based on the relative net assets of each class. Distribution fees and shareholder servicing fees, which are directly attributable to a class of the Fund's shares, are charged to that class' operations.

**(e) Federal income taxes:** The Fund intends to qualify as a "regulated investment company", if such qualification is in the best interest of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended September 30, 2004 was as follows: ordinary income $6,964 and capital gains $1,466. The tax character of current year distributions will be determined at the end of the current fiscal year.

## NOTE 2 —Investment Advisory Fee and Other Transactions With Affiliates:

**(a)** The Fund does not directly pay any investment advisory fees, but indirectly bears its pro rata share of the compensation paid by the Portfolio to TBCAM for such services. See Note 2 of the Portfolio's Notes to Financial Statements, which are included elsewhere in this report.

At a meeting of the Fund's Board of Trustees held on October 25, 2004, the Board reviewed information provided by Dreyfus that compared the Fund's performance and expense ratios to a comparison group of funds and to relevant Lipper averages. The Board discussed the results of the comparisons and noted that the Fund's outperformed the comparison group and Lipper averages on a total return basis for the reported time periods, and that the Fund's expense ratio was lower than the Lipper average after giving effect to the undertaking by Dreyfus to voluntarily reduce the Fund's expense ratio.

Dreyfus is currently limiting the operating expenses, or assuming all or part of the expenses of the Fund, excluding Rule 12b-1 distribution plan fees, shareholder services plan fees and any class specific expenses, to 1.10% of the Fund's average daily net assets. Pursuant to this expense limitation, for the period ended March 31, 2005, Dreyfus voluntarily reimbursed the Fund in the amount of $69,761 for its operating expenses. Dreyfus has contractually agreed to this expense limitation and or waiver until the Fund's total assets reach $15 million and, in any event, at least until September 30, 2005.

During the period ended March 31, 2005, the Distributor retained $6,528 and $60 from commissions earned on sales of Class A and Class T shares, respectively, and $3,164 and $718 from contingent deferred sales charges on redemptions of the Fund's Class B and Class C shares, respectively.

**(b)** Under a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the 1940 Act, the Fund pays the Distributor for distributing its Class B, Class C and Class T shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended March 31, 2005, Class B, Class C and Class T shares were charged $4,670, $6,252 and $165, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, the Fund pays the Distributor as to Class A, Class B, Class C and Class T shares, at an annual rate of .25 of 1% of the value of the average daily net assets of the shares for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31,2005, Class A, Class B, Class C and Class T shares were charged $7,365, $1,556, $2,084 and $165, respectively, pursuant to the Shareholder Services Plan.

The Fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the Fund. During the period ended March 31, 2005, the Fund was charged $4,593 pursuant to the transfer agency agreement.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

### NOTE 3—Investment Transactions:

Increases and decreases in the Fund's investment in the Portfolio for the period ended March 31, 2005 aggregated $7,415,102 and $1,057,565, respectively.

### NOTE 4—Capital Share Transactions:

|  | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, 2004 |
|---|---|---|
| **Class A:** | | |
| Shares sold | 192,406 | 197,856 |
| Dividends reinvested | 9 | 214 |
| Shares redeemed | (19,213) | (50,065) |
| **Net increase** | **173,202** | **148,005** |
| **Class B:** | | |
| Shares sold | 27,996 | 37,306 |
| Dividends reinvested | — | 85 |
| Shares redeemed | (8,363) | (3,058) |
| **Net increase** | **19,633** | **34,333** |
| **Class C:** | | |
| Shares sold | 70,174 | 28,929 |
| Dividends reinvested | 2 | 31 |
| Shares redeemed | (11,372) | (1,571) |
| **Net increase** | **58,804** | **27,389** |

|  | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, 2004 |
|---|---|---|
| **Class R:** | | |
| Shares sold | 1,647 | 415 |
| Dividends reinvested | — | 15 |
| Shares redeemed | (194) | (243) |
| **Net increase** | **1,453** | **187** |
| **Class T:** | | |
| Shares sold | 4,943 | 2,306 |
| Dividends reinvested | — | 10 |
| Shares redeemed | 811 | — |
| **Net increase** | **4,132** | **2,316** |

At March 31, 2005, one shareholder, MBC Investments Corp., an indirect subsidiary of Mellon Financial Corporation, held 438 shares of Class R of the Fund. In addition, two shareholders of record held approximately 13% and 55% of the total outstanding shares of the Class A shares of the Fund. Two shareholders of record held approximately 17% and 13% of the total outstanding shares of the Class B shares of the Fund. One shareholder of record held approximately 70% of the total outstanding shares of Class R shares of the Fund. Four shareholder of record held approximately 19%, 13%, 13% and 18% of the total outstanding shares of the Class T shares of the Fund. Investment activity of these shareholders could have a material impact on the Fund.

### NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

# The Boston Company Small Cap Value Portfolio

PORTFOLIO INFORMATION
as of March 31, 2005

| Top Ten Holdings† | Sector | Percentage of Net Assets |
|---|---|---|
| Ralcorp Holdings, Inc. | Consumer Staples | 1.9 |
| The Brink's Co. | Industrial | 1.7 |
| FMC Technologies, Inc. | Energy | 1.7 |
| Arch Coal, Inc. | Basic Materials | 1.6 |
| Laidlaw International, Inc. | Industrial | 1.6 |
| Jones Lang Lasalle | Financial | 1.5 |
| Knight Trading Group | Financial | 1.4 |
| Aztar Corp. | Consumer Discretionary | 1.4 |
| United Rentals, Inc. | Industrial | 1.3 |
| Toro Co. | Consumer Discretionary | 1.2 |
| | | **15.3** |

*   Excluding short-term investments and investment of cash collateral.

| Economic Sector Allocation | Percentage of Net Assets |
|---|---|
| Percentage of | |
| Economic Sector Allocation | Net Assets |
| Basic Materials | 6.5 |
| Consumer Discretionary | 15.8 |
| Consumer Staples | 7.1 |
| Energy | 4.9 |
| Financial | 19.3 |
| Health Care | 8.0 |
| Industrial | 18.9 |
| Technology | 13.8 |
| Telecommunication Service | 0.3 |
| Utilities | 3.3 |
| Short-term and Net Other Assets | 2.1 |
| | **100.0** |

*The Boston Company Small Cap Value Fund invests all of its investable assets in an interest of the Boston Company Small Cap Value Portfolio (See Note 1 of the Fund's Notes to Financial Statements). The Portfolio is actively managed. Current holdings may be different than those presented above.*

# The Boston Company Small Cap Value Portfolio

SCHEDULE OF INVESTMENTS
March 31, 2005

| Security | Shares | Value ($) (Note 1A) |
|---|---|---|
| **UNAFFILIATED INVESTMENTS—105.3%** | | |
| **EQUITIES—97.9%** | | |
| **Basic Materials—6.5%** | | |
| Arch Coal, Inc. (a) | 35,400 | 1,522,554 |
| Balchem Corp. | 15,700 | 365,025 |
| Compass Minerals International, Inc. | 22,600 | 575,170 |
| FMC Corp. * | 13,600 | 726,920 |
| Florida Rock Industries, Inc. | 11,000 | 647,020 |
| Hercules, Inc. * | 46,100 | 667,528 |
| NN, Inc. | 32,600 | 401,632 |
| RTI International Metals, Inc. * | 31,700 | 741,780 |
| Spartech Corp. | 29,300 | 581,605 |
| | | **6,229,234** |
| **Consumer Discretionary—15.8%** | | |
| American Greetings Corp., Class A (a) | 27,900 | 710,892 |
| Aztar Corp. * | 44,800 | 1,279,488 |
| Big 5 Sporting Goods Corp. | 28,400 | 701,480 |
| Cache, Inc. * | 23,200 | 314,360 |
| Charming Shoppes, Inc. * | 85,600 | 695,928 |
| Gemstar-TV Guide International, Inc. * | 136,600 | 594,210 |
| Gray Television, Inc. | 36,400 | 526,708 |
| Interface, Inc. * | 49,400 | 336,908 |
| Jos A Bank Clothiers, Inc. (a) * | 35,700 | 1,046,010 |
| La-Z-Boy, Inc. | 39,100 | 544,663 |
| Lifetime Hoan Corp. | 23,100 | 357,819 |
| Matthews International Corp., Class A | 11,700 | 383,292 |
| The Men's Wearhouse, Inc.* | 14,100 | 595,161 |
| The Reader's Digest Association | 47,500 | 822,225 |
| Regis Corp. | 17,500 | 716,275 |
| Saks, Inc. | 33,800 | 610,090 |
| School Specialty, Inc. * | 29,000 | 1,135,640 |

| Security | Shares | Value ($) (Note 1A) |
|---|---|---|
| **Consumer Discretionary (continued)** | | |
| Stanley Furniture Co., Inc. | 11,600 | 548,448 |
| Toro Co. | 12,900 | 1,141,650 |
| Wabtec Corp. | 26,500 | 542,985 |
| The Yankee Candle Co. (a) | 31,000 | 982,700 |
| Zale Corp. * | 15,500 | 460,660 |
| | | **15,047,592** |
| **Consumer Staples—7.1%** | | |
| Del Monte Foods Co. * | 81,100 | 879,935 |
| Fresh Del Monte Produce | 24,300 | 741,636 |
| Green Mountain Coffee Roasters * | 16,000 | 384,000 |
| J & J Snack Food Corp. | 9,100 | 426,153 |
| Lance, Inc. | 30,100 | 483,707 |
| Longs Drug Stores Corp. | 21,700 | 742,574 |
| Performance Food Group Co. * | 41,100 | 1,137,648 |
| Ralcorp Holdings, Inc. | 37,900 | 1,794,565 |
| The Great Atlantic & Pacific Tea Co., Inc. * | 11,400 | 169,860 |
| | | **6,760,078** |
| **Energy—4.9%** | | |
| Dril-Quip, Inc. * | 20,900 | 642,466 |
| FMC Technologies, Inc. | 47,100 | 1,562,778 |
| Oil States International, Inc. * | 39,400 | 809,670 |
| Tetra Technologies * | 36,600 | 1,040,904 |
| Universal Compression Holdings, Inc. * | 16,200 | 613,494 |
| | | **4,669,312** |
| **Financial—19.3%** | | |
| Alabama National Bancorp/Del | 8,200 | 507,498 |
| Alexandria Real Estate Equities, Inc. REIT | 9,600 | 618,048 |
| Aspen Insurance Holdings Ltd. | 36,600 | 922,686 |
| Assured Guaranty Ltd.A121 | 39,600 | 710,820 |
| Boykin Lodging Co. REIT * | 36,400 | 346,892 |
| Capital Automotive REIT | 23,900 | 791,568 |
| Capital Trust, Inc., Class A REIT | 18,700 | 620,466 |
| Financial Federal Corp. | 15,300 | 541,161 |
| First Republic Bank | 20,300 | 657,111 |

| Security | Shares | Value ($) (Note 1A) |
|---|---|---|
| **Financial (continued)** | | |
| Horace Mann Educators Corp. [(a)] | 29,500 | 523,330 |
| Innkeepers USA Trust REIT | 49,400 | 637,754 |
| ITLA Capital Corp.* | 8,200 | 409,672 |
| Jones Lang Lasalle * | 29,900 | 1,394,835 |
| Knight Trading Group [(a)] * | 136,900 | 1,319,716 |
| Lasalle Hotel Properties REIT | 18,900 | 549,045 |
| Metris Cos., Inc. * | 63,800 | 739,442 |
| Mission West Properties REIT | 49,500 | 524,700 |
| Pacific Capital BanCorp | 22,360 | 665,881 |
| Provident Bancorp, Inc. | 31,900 | 390,456 |
| Provident Bankshares Corp. | 17,800 | 586,688 |
| Raymond James Financial, Inc. | 34,000 | 1,030,200 |
| Santander BanCorp | 13,200 | 347,556 |
| Scottish Annuity & Life Holding | 32,100 | 722,892 |
| SL Green Realty Corp. REIT [(a)] | 12,000 | 674,640 |
| Southwest Bancorp of Texas, Inc. | 50,100 | 919,335 |
| Sterling Bancshares, Inc. * | 33,800 | 479,960 |
| Sterling Financial Corp. * | 12,200 | 435,540 |
| Summit Bancshares, Inc. (Texas) | 19,800 | 337,590 |
| | | **18,405,482** |
| **Health Care–8.0%** | | |
| Amedisys, Inc. * | 35,200 | 1,064,800 |
| America Service Group, Inc. * | 25,100 | 555,463 |
| Andrx Corp.[(a)] * | 24,200 | 548,614 |
| Apria Healthcare Group, Inc. * | 12,200 | 391,620 |
| Hooper Holmes, Inc. | 96,600 | 369,012 |
| Magellan Health Services, Inc. * | 14,200 | 483,510 |
| Medicines Co.* | 25,500 | 577,830 |
| Pediatrix Medical Group, Inc. * | 11,600 | 795,644 |
| Polymedia Corp. | 29,400 | 933,744 |
| Res-Care, Inc. * | 54,400 | 680,544 |
| Sierra Health Services * | 12,300 | 785,232 |
| U.S. Physical Therapy, Inc. * | 30,800 | 430,584 |
| | | **7,616,597** |

| Security | Shares | Value ($) (Note 1A) |
|---|---|---|
| **Industrial—18.9%** | | |
| Bowne & Co., Inc. (a) | 61,300 | 921,952 |
| The Brink's Co. | 45,900 | 1,588,140 |
| C&D Technologies, Inc. | 30,800 | 309,540 |
| Casella Waste Systems, Inc. * | 35,400 | 468,342 |
| Central Parking Corp. | 32,600 | 560,068 |
| Chicago Bridge & Iron Co. N.V | 21,900 | 964,257 |
| CIRCOR International, Inc. | 19,200 | 473,280 |
| Comfort Systems USA, Inc. * | 45,000 | 348,750 |
| Courier Corp. | 9,400 | 492,936 |
| Cubic Corp. | 28,600 | 541,684 |
| Esterline Technologies Corp. * | 32,400 | 1,119,420 |
| GSI Lumonics, Inc. * | 83,200 | 752,128 |
| Granite Construction, Inc. | 30,000 | 788,100 |
| Herley Industries, Inc. * | 35,900 | 614,249 |
| Insituform Technologies, Inc. * | 29,100 | 422,241 |
| Labor Ready * | 34,400 | 641,560 |
| Laidlaw International, Inc. * | 72,300 | 1,503,840 |
| McGrath RentCorp. | 27,800 | 649,964 |
| Modtech Holdings, Inc. * | 49,700 | 422,450 |
| Reliance Steel & Aluminum | 15,200 | 608,152 |
| Simpson Manufacturing | 17,100 | 528,390 |
| Source Interlink Cos., Inc. * | 37,700 | 424,125 |
| United Rentals, Inc. * | 58,000 | 1,172,180 |
| Wabash National Corp. | 32,100 | 783,240 |
| Waste Connections * | 27,100 | 941,725 |
| | | **18,040,713** |
| **Technology—13.8%** | | |
| Anaren, Inc. * | 30,300 | 367,539 |
| Borland Software Corp. * | 84,300 | 684,516 |
| C-COR, Inc. * | 63,100 | 383,648 |

| Security | Shares | Value ($) (Note 1A) |
|---|---|---|
| **Technology (continued)** | | |
| Comtech Telecommunications Corp. * | 13,800 | 718,980 |
| Cymer, Inc. * | 24,800 | 663,896 |
| Digi International, Inc. * | 44,100 | 605,052 |
| EPIQ Systems, Inc. * | 26,600 | 345,268 |
| EFunds Corp. * | 31,500 | 703,080 |
| Electronics for Imaging, Inc. * | 33,000 | 588,720 |
| Foundry Networks, Inc. * | 42,100 | 416,790 |
| Hutchinson Technology, Inc. (a) * | 14,700 | 511,266 |
| Informatica Corp. * | 49,500 | 409,365 |
| Komag, Inc. * | 24,900 | 556,515 |
| Maxtor Corp. * | 126,800 | 674,576 |
| McData Corp. (a) * | 119,400 | 450,138 |
| NIC, Inc. * | 90,700 | 432,639 |
| Newport Corp. * | 41,000 | 594,090 |
| Perot Systems Corp., Class A * | 68,900 | 926,016 |
| Phase Forward, Inc. * | 65,700 | 429,021 |
| Photon Dynamics, Inc. * | 24,900 | 474,594 |
| Progress Software Corp. * | 35,700 | 936,054 |
| SafeNet, Inc. * | 21,200 | 621,372 |
| Sybase, Inc. * | 35,000 | 646,100 |
| | | **13,139,235** |
| **Telecommunication Service–0.3%** | | |
| Surewest Communications | 12,500 | **288,250** |
| **Utilities–3.3%** | | |
| Cleco Corp. | 43,800 | 932,940 |
| PNM Resources, Inc. | 41,700 | 1,112,556 |
| UGI Corp. | 23,700 | 1,076,453 |
| | | **3,121,949** |
| **TOTAL EQUITIES** (Cost $80,821,702) | | **93,318,442** |

| **Short-Term Investments—0.3%** | Rate (%) | Maturity | Par Value ($) | Value ($) (Note 1A) |
|---|---|---|---|---|
| **U.S. Government—0.3%** | | | | |
| U.S. Treasury Bill † | 2.450 | 4/7/2005 | 120,000 | 119,951 |
| U.S. Treasury Bill † | 2.730 | 6/16/2005 | 150,000 | 149,146 |
| **TOTAL SHORT-TERM INVESTMENTS** (cost $269,088) | | | | **269,097** |

| **INVESTMENT OF CASH COLLATERAL—7.1%** | Shares | |
|---|---|---|
| BlackRock Cash Strategies L.L.C. (Cost $6,789,232) | 6,789,232 | **6,789,232** |
| **TOTAL UNAFFILIATED INVESTMENTS** (Cost $87,880,022) | | **100,376,771** |
| **AFFILIATED INVESTMENTS—9.9%** | | |
| Dreyfus Institutional Preferred Plus †† (cost $9,404,680) | 9,404,680 | 9,404,680 |
| **TOTAL INVESTMENTS**—115.2% (cost $97,284,702) | | **109,781,451** |
| **LIABILITIES IN EXCESS OF OTHER ASSETS—(15.2%)** | | **(14,522,086)** |
| **NET ASSETS—100%** | | **95,259,365** |

*Notes to Schedule of Investments:*
*ADR—American Depository Receipt*
*REIT—Real Estate Investment Trust*
(a) *Security, or a portion of thereof, was on loan at 3/31/05*
* *Non-income producing security*
† *Denotes all or part of security segregated as collateral for futures contracts.*
†† *Affiliated institutional money market fund.*

*At March 31, 2005 the Fund held the following futures contracts:*

| Contract | Position | Expiration Date | Underlying Face Amount at Value ($) | Unrealized Gain (Loss) ($) |
|---|---|---|---|---|
| Russell 2000 Index (6 contacts) | Long | 6/16/2005 | 1,851,750 | 1,923 |

# The Boston Company Small Cap Value Portfolio

STATEMENT OF ASSETS AND LIABILITIES
March 31, 2005 *(Unaudited)*

|  | Value |
|---|---|
| **Assets ($):** | |
| Investment in securities, at value (Note 1 A) (including securities on loan, valued at $6,455,008 (Note 6)) | |
| Unaffiliated investments (cost $87,880,022) | 100,376,771 |
| Affiliated investment (Note 1 E) (cost $9,404,680) | 9,404,680 |
| Cash | 887 |
| Receivable for investments sold | 852,134 |
| Interest and dividends receivable | 75,886 |
| Prepaid expenses | 975 |
| **Total assets** | **110,711,333** |
| **Liabilities** | |
| Collateral for securities on loan (Note 6) | $6,789,232 |
| Payable for investments purchased | 8,614,832 |
| Payable for margin variation | 17,608 |
| Accrued accounting, administration and custody fees (Note 2) | 12,621 |
| Accrued Trustees' fees and expenses (Note 2) | 3,005 |
| Other accrued expenses and liabilities | 14,670 |
| Total liabilities | 15,451,968 |
| **Net Assets** (applicable to investors' beneficial interest) | **95,259,365** |

*The accompanying notes are an integral part of the financial statements*

# The Boston Company Small Cap Value Portfolio

STATEMENT OF OPERATIONS
For the Year Ended March 31, 2005

## Investment Income (Note 1B) ($):

| | |
|---|---:|
| Investment Income (Note 1B) | |
| Dividend income (net of foreign with holding taxes of $356) | 340,020 |
| Interest income | 26,298 |
| Securities lending income (Note 6) | 4,551 |
| Total investment Income | 370,869 |
| Expenses | |
| Investment advisory fee (Note 2) | 303,955 |
| Accounting, administration and custody fees | 37,207 |
| Professional fees | 14,784 |
| Trustees' fees and expenses (Note 2) | 6,818 |
| Insurance expense | 4,195 |
| Miscellaneous expenses | 1,336 |
| Total expenses | 368,295 |
| Net investment income | 2,574 |

## Realized and Unrealized Gain (Loss) ($):

| | |
|---|---:|
| Net realized gain (loss) on: | |
| Investment securities | 4,352,201 |
| Futures contracts | (25,502) |
| Net realized gains | 4,326,699 |
| Change in unrealized appreciation (depreciation) on: | |
| Investment securities | 1,630,651 |
| Futures contracts | 1,923 |
| Net change in unrealized appreciation (depreciation) | 1,632,574 |
| **Net realized and unrealized gain (loss)** | **5,959,273** |
| **Net Increase (Decrease) in Net Assets from Operations** | **$5,961,847** |

*The accompanying notes are an integral part of the financial statements*

# The Boston Company Small Cap Value Portfolio

STATEMENTS OF CHANGES IN NET ASSETS

| | Six Months Ended March 31, 2005 (Unaudited) | Year Ended September 30, 2004 |
|---|---|---|
| **Operations ($):** | | |
| **Increase (Decrease) in Net Assets:** | | |
| **From Investment Operations:** | | |
| Net investment income (loss) | $2,574 | $(52,543) |
| Net realized gains (losses) | 4,326,699 | 10,097,630 |
| Net change in net unrealized appreciation (depreciation) | 1,632,574 | 3,979,928 |
| **Net increase (decrease) in net assets from operations** | **5,961,847** | **14,025,015** |
| **Capital Transactions** | | |
| Contributions | 41,078,898 | 21,855,319 |
| Withdrawals | (18,093,322) | (14,941,264) |
| **Net increase (decrease) in net assets from capital transactions** | **22,985,574** | **6,914,055** |
| **Total Increase (Decrease) in Net Assets** | **28,947,421** | **20,939,070** |
| **Net Assets** | | |
| At beginning of period | 66,311,942 | 45,372,872 |
| **At end of period** | **$95,259,365** | **$66,311,942** |

*The accompanying notes are an integral part of the financial statements*

# The Boston Company Small Cap Value Portfolio

FINANCIAL HIGHLIGHTS

| | For the<br>Six Months Ended<br>March 31, 2005<br>(Unaudited) | For the<br>Year Ended<br>September 30, 2004 | For the Period<br>January 28, 2003<br>(commencement<br>of operations) to<br>September 30, 2003 |
|---|---|---|---|
| **Total Return †** | 9.23%a | 30.07% | 29.85%a |
| **Ratios/Supplemental data:** | | | |
| Expenses (to average<br>  daily net assets) †† | 0.97%b | 1.03% | 1.10%b |
| Net Investment Income (Loss)<br>  (to average daily net assets) * | 0.01%b | (0.10)% | (0.07)%b |
| Portfolio Turnover | 36%a | 123% | 102%a |
| Net Assets, End of Period<br>  (000's omitted) | 95,259 | 66,312 | 45,373 |

†† *For the periods indicated, the investment advisor voluntarily agreed not to impose a portion of its investment advisory fee and/or reimbursed the Portfolio for a portion of its operating expenses. If this voluntary action had not been taken, the ratios would have been:*

*Ratios (to average daily net assets) (%):*

| | | | |
|---|---|---|---|
| Expenses | N/A | N/A | 1.10%b |
| Net investment income (loss) | N/A | N/A | (0.07)%b |

† *Total return for the Portfolio has been calculated based on the total return for the investor Fund, assuming all distributions were reinvested, and adjusted for the difference in expenses as set out in the notes to the financial statements. Total return would have been lower in the absence of expense waivers.*

a *Not annualized.*

b *Computed on an annualized basis.*

# The Boston Company Small Cap Value Portfolio

NOTES TO FINANCIAL STATEMENTS (Unaudited)

### NOTE 1—Significant Accounting Policies:

Mellon Institutional Funds Master Portfolio (the "Portfolio Trust") was organized as a master trust fund under the laws of the State of New York on January 18, 1996 and is registered under the Investment Company Act of 1940, as amended, as an open-end, management investment company. The Boston Company Small Cap Value Portfolio (the "Portfolio"), a separate diversified investment series of the Portfolio Trust, commenced operations on January 28, 2003.

The objective of the Portfolio is to achieve long-term growth of capital. The Portfolio seeks to achieve its objective by investing, under normal circumstances, at least 80% of net assets in equity securities of small cap U.S. companies.

At March 31, 2005, there were two funds, The Boston Company Small Cap Value Fund and Dreyfus Premier Small Cap Equity Fund invested in the Portfolio (the "Funds"). The value of the Funds' investment in the Portfolio reflects the Funds' proportionate interests in the net assets of the Portfolio. At March 31, 2005, The Boston Company Small Cap Value Fund and the Dreyfus Premier Small Cap Equity Fund held 88% and 12% interests in the Portfolio, respectively.

The following is a summary of significant accounting policies followed by the Portfolio in the preparation of its financial statements. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

**(a) Investment security valuations:** Securities for which quotations are readily available are valued at the last sale price, or if no sale price, at the closing bid price, or the NASDAQ official close if applicable, in the principal market in which such securities are normally traded. Securities (including illiquid securities) for which quotations are not readily available are valued at their fair value as determined in good faith under consistently applied procedures under the general supervision of the Trustees.

Short-term instruments with less than sixty-one days remaining to maturity are valued at amortized cost, which approximates market value. If the Portfolio acquires a short-term instrument with more than sixty days remaining to its maturity, it is valued at current market value until the sixtieth day prior to maturity and will then be valued at amortized value based upon the value on such date unless the Trustees determine during such sixty-day period that amortized value does not represent fair value.

**(b) Securities transactions and income:** Securities transactions are recorded as of trade date. Interest income is determined on the basis of interest accrued, adjusted for amortization of premium or discount on long-term debt securities when required for federal income tax purposes. Dividend income is recorded on the ex-dividend date. Realized gains and losses from securities sold are recorded on the identified cost basis. Dividends representing a return of capital are reflected as a reduction of cost, when the amount of return of capital is conclusively determined.

**(c) Income taxes:** The Portfolio is treated as a partnership for federal tax purposes. No provision is made by the Portfolio for federal or state taxes on any taxable income of the Portfolio because each investor in the Portfolio is ultimately responsible for the payment of any taxes. Since at least one of the Portfolio's investors is a regulated investment company that invests all or substantially all of its assets in the Portfolio, the Portfolio normally must satisfy the source of income and diversification requirements applicable to regulated investment companies (under the Internal Revenue Code) in order for its investors to satisfy them. The Portfolio allocates at least annually among its investors each investor's distributive share of the Portfolio's net investment income, net realized capital gains, and any other items of income, gain, loss deduction or credit.

**(d) Commitments and contingencies:** In the normal course of business, the Portfolio may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Portfolio under these arrangements is unknown, as this would involve future claims that may be made against the Portfolio that have not yet occurred. However, based on experience, the Portfolio expects the risks of loss to be remote.

**(e) Affiliated issuers:** Affiliated issuers represent investments in other investment companies advised by The Boston Company Asset Management, LLC (TBCAM), a wholly-owned subsidiary of Mellon Financial Corporation, or its affiliates.

## NOTE 2—Investment Advisory and Other Transactions With Affiliates:

The investment advisory fee paid to TBCAM for overall investment advisory, administrative services, and general office facilities, is paid monthly at the annual rate of 0.80% of the Portfolio's average daily net assets.

The Portfolio has contracted Mellon Bank, N.A. ("Mellon Bank"), a wholly owned subsidiary of Mellon Financial Corporation and an affiliate of TBCAM, to provide a custody, fund administration and fund accounting services for the Portfolio. For these services the Portfolio pays Mellon Bank a fixed fee plus fees that are asset and transaction based, as well as, out-of-pocket expenses. Pursuant to this agreement the Portfolio paid $38,592 during the period ended March 31, 2005.

The Portfolio entered into an agreement with Mellon Bank to perform certain securities lending activities and to act as the Portfolio lending agent. Pursuant to this agreement the Mellon Bank receives an agreed upon percentage of the net lending revenues. This compensation is a standard form of compensation received by securities lending agents with respect to non-affiliated entities.

No director, officer or employee of TBCAM or its affiliates receives any compensation from the Trust or the Portfolio for serving as an officer or Trustee of the Trust. The Trust pays each Trustee who is not a director, officer or employee of TBCAM or its affiliates an annual fee and a per meeting fee as well as reimbursement for travel and out of pocket expenses. In addition, the Portfolio Trust pays the legal fees for the independent counsel of the Trustees.

### NOTE 3—Purchases and Sales of Investments:

Purchases and proceeds from sales of investments, other than short-term obligations, for the period ended March 31, 2005 were $48,874,469 and 27,077,106, respectively. For the period ended March 31, 2005, the Portfolio did not purchase or sell any long-term U.S. Government securities.

### NOTE 4—Federal Taxes:

The cost and unrealized appreciation (depreciation) in value of the investment securities owned at March 31, 2005, as computed on a federal income tax basis, were as follows:

| | |
|---|---|
| Aggregate cost | $90,495,469 |
| Gross unrealized appreciation | $14,051,775 |
| Gross unrealized depreciation | (1,555,026) |
| Net unrealized appreciation | $12,496,749 |

### NOTE 5—Financial Instruments:

In general, the following instruments are used for hedging purposes as described below. However, these instruments may also be used to seek to enhance potential gain in circumstances where hedging is not involved.

The Portfolio may trade the following financial instruments with off-balance sheet risk:

**Options**

Call and put options give the holder the right to purchase or sell a security or currency or enter into a swap arrangement on a future date at a specified price. The Portfolio may use options to seek to hedge against risks of market exposure and changes in security prices and foreign currencies, as well as to seek to enhance returns. Writing puts and buying calls tend to increase the Portfolio's exposure to the underlying instrument. Buying puts and writing calls tend to decrease the Portfolio's exposure to the underlying instrument, or hedge other Portfolio investments. Options, both held and written by the Portfolio, are reflected in the accompanying Statement of Assets and Liabilities at market value.

The underlying face amount at value of any open purchased options is shown in the Schedule of Investments. This amount reflects each contract's exposure to the underlying instrument at period end. Losses may arise from changes in the value of the underlying instruments if there is an illiquid secondary market for the contract or if the counterparty does not perform under the contract's terms.

Premiums received from writing options which expire are treated as realized gains. Premiums received from writing options which are exercised or are closed are added to or offset against the proceeds or amount paid on the transaction to determine the realized gain or loss. Realized gains and losses on purchased options are included in realized gains and losses on investment securities, except purchased options on foreign currency which are included in realized gains and losses on foreign currency transactions. If a put option written by the Portfolio is exercised, the premium reduces the cost basis of the securities purchased by the Portfolio. The Portfolio, as a writer of an option, has no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bears the market risk of an unfavorable change in the price of the security underlying the written option.

Exchange traded options are valued at the last sale price, or if no sales are reported, the last bid price for purchased options and the last ask price for written options. Options traded over-the-counter are valued using prices supplied by the dealers.

The Portfolio did not enter into option transactions during the period ended March 31, 2005.

### Futures contracts

The Portfolio may enter into futures contracts for the delayed sale or delivery of securities or contracts based on financial indices at a fixed price on a future date. Pursuant to margin requirements the Portfolio deposits either cash or securities in an amount equal to a certain percentage of the contract amount. Subsequent payments are made or received by the Portfolio each day, depending on the daily fluctuations in the value of the underlying security, and are recorded for financial statement purposes as unrealized gains or losses by the Portfolio. There are several risks in connection with the use of futures contracts as a hedging device. The change in value of futures contracts primarily corresponds with the value of their underlying instruments or indices, which may not correlate with changes in the value of hedged investments. Buying futures tends to increase the Portfolio's exposure to the underlying instrument, while selling futures tends to decrease the Portfolio's exposure to the underlying instrument or hedge other investments. In addition, there is the risk that the Portfolio may not be able to enter into a closing transaction because of an illiquid secondary market. Losses may arise if there is an illiquid secondary market or if the counterparty does not perform under the contract's terms. The Portfolio enters into financial futures transactions primarily to seek to manage its exposure to certain markets and to changes in securities prices and foreign currencies. Gains and losses are realized upon the expiration or closing of the futures contracts. Futures contracts are valued at the quoted daily settlement prices established by the exchange on which they trade.

At March 31, 2005, the Portfolio held futures contracts. See the Schedule of Investments for further details.

### NOTE 6—Security Lending:

The Portfolio may lend its securities to financial institutions which the Portfolio deems to be creditworthy. The loans are collateralized at all times with cash or securities with a market value at least equal to the market value of the securities on loan. The market value of securities loaned is determined daily and any additional required collateral is allocated to the Portfolio on the next business day. For the duration of a loan, the Portfolio receives the equivalent of the interest or dividends paid by the issuer on the securities loaned and also receives compensation from the investment of the collateral. As with other extensions of credit, the Portfolio bears the risk of delay in recovery or even loss of rights in its securities on loan should the borrower of the securities fail financially or default on its obligations to the Portfolio. In the event of borrower default, the Portfolio generally has the right to use the collateral to offset losses incurred. The Portfolio may incur a loss in the event it was delayed or prevented from exercising its rights to dispose of the collateral. The Portfolio also bears the risk in the event that the interest and/or dividends received on invested collateral is not sufficient to meet the Portfolio's obligations due on the loans.

The Portfolio loaned securities during the period ended March 31, 2005 resulting in security lending income of $4,551. At March 31, 2005, the Portfolio had securities valued at $6,455,008 on loan. See Schedule of Investments for further detail on the security positions on loan and collateral held.

### NOTE 7—Line of Credit:

The Portfolio, and other subtrusts in the Portfolio Trust and funds in the Mellon Institutional Funds Investment Trust (the "Trust") are parties to a committed line of credit facility, which enables each portfolio/fund to borrow, in the aggregate, up to $35 million. Interest is charged to each participating portfolio/fund based on its borrowings at a rate equal to the Federal Funds effective rate plus 1/2 of 1%. In addition, a facility fee, computed at an annual rate of .060 of 1% on the committed amount, is allocated ratably among the participating portfolios/funds at the end of each quarter. For the period ended March 31, 2005, the facility fee was $1,048 for the Portfolio.

During the period ended March 31, 2005, the Portfolio had average borrowings outstanding of $66,714 on a total of seven days and incurred $27 of interest expense.

# The Boston Company Small Cap Value Portfolio

### FACTORS CONSIDERED BY BOARD OF TRUSTEES IN APPROVING ADVISORY AGREEMENT

The Investment Company Act of 1940 requires that a fund's Board of Trustees, including a majority of its Trustees who are not affiliated with the fund's investment adviser or underwriter (the "Independent Trustees") voting separately, approve the fund's advisory agreement and the related fees on an annual basis. The Fund is not a party to an investment advisory agreement directly with any investment adviser and does not invest directly in portfolio securities. Instead, the Fund invests all of its investable assets in The Boston Company Small Cap Value Portfolio (the "Portfolio"), which is managed by The Boston Company Asset Management ("TBCAM"). The Fund's Board of Trustees determines annually whether the Fund should continue to invest in the Portfolio. The members of the Fund's Board of Trustees also serve as the Board of Trustees of the Portfolio. In that capacity, they consider annually whether to continue the investment advisory agreement between the Portfolio and TBCAM. In their most recent deliberations concerning their decision to approve the continuation of the investment advisory agreement, the Board of Trustees conducted the review and made the determinations that are described below. In conducting this review and in making such determinations, the Independent Trustees received from TBCAM a broad range of information in response to a written request prepared on their behalf by their own legal counsel. The Independent Trustees met alone in a private session with their legal counsel on September 15, 2004 to review these materials and to discuss the proposed continuation of the Fund's advisory agreement. The entire Board then met on October 14, 2004.

The information requested by the Independent Trustees and reviewed by the entire Board included:

**(i) Financial and Economic Data:** TBCAM's audited balance sheets and income statements, as well as a profitability analysis of TBCAM, including a separate presentation of TBCAM's profitability relative to that of several publicly traded investment advisers;

**(ii) Management Teams and Operations:** TBCAM's Form ADV, as well as information concerning TBCAM's executive management, portfolio management, and client service personnel and overall organizational structure, insurance coverage, brokerage and soft dollar policies and practices;

**(iii) Comparative Performance and Fees:** Analyses prepared by Lipper Analytical Services ("Lipper") regarding the Fund's historical performance, management fee and expense ratio compared to other funds, and TBCAM's separate account advisory fee schedules;

**(iv) Specific Facts Relating to the Fund:** TBCAM's commentary on the Fund's performance (rather than the Portfolio alone), as well as "fact sheets" prepared by TBCAM providing salient data about the Fund and Portfolio, including Portfolio's holdings, strategies, recent market conditions and outlook, as well as TBCAM's views concerning the issues of breakpoints in the management fee schedule of the Portfolio and potential economies of scale; and

**(v) Other Benefits:** The benefits flowing to Mellon Financial Corporation ("Mellon") and its affiliates in the form of fees for transfer agency, custody, administration and securities lending services provided to the Funds by affiliates of Mellon.

In considering the continuation of the Portfolio's advisory agreement, the Board of Trustees, including the Independent Trustees, did not identify any single factor as all-important or controlling and individual Trustees did not necessarily attribute the same weight or importance to each factor. The Trustees determined that the terms and conditions of the advisory agreement and the compensation to TBCAM provided therein are fair and reasonable, and they approved the continuation of the agreement for a one-year period. Some of the factors that figured prominently in the Trustees' determination are described below.

### Nature, Extent and Quality of Services

The Board considered the nature, scope and quality of the overall services provided to the Portfolio by TBCAM. In their deliberations as to the continuation of the advisory agreement, the Trustees were also mindful of the fact that, by choosing to invest in the Fund, the Fund's shareholders have chosen to entrust TBCAM, under the supervision of the Trustees, to manage the portion of their assets invested in the Fund.

Among the specific factors the Trustees reviewed were the portfolio management, administrative, compliance and related services provided by TBCAM. The Trustees determined that the services provided were of high quality and at least commensurate with industry standards.

The Trustees observed that TBCAM had recently announced that it intended to implement a team approach to the portfolio management of its mutual funds, requiring that each fund have at least two portfolio managers, and expressed their support for this change. The Trustees reviewed the background and experience of the Portfolio's two portfolio managers and also met with senior management of TBCAM to receive an overview of its organization, personnel, resources and strategic plans. Among other things, the Trustees considered the size, education and experience of TBCAM's investment staff, technological infrastructure and overall responsiveness to changes in market conditions.

The Board determined that TBCAM had the expertise and resources to manage the Portfolio effectively.

**Investment Performance**

The Board compared the relative investment performance of the Fund (rather than the Portfolio alone) against a peer group of investment companies selected by TBCAM with input from the Trustees. The Board also compared the Fund's investment performance against the average performance of a larger universe of funds regarded by Lipper as having similar investment objectives and considered the Fund's performance rankings with that universe. In addition to the comparative information provided in connection with the September 15, 2004 meeting, the Trustees received similar detailed comparative performance information for the Fund at each regular quarterly Board meeting during the year.

The Lipper materials provided to the Board at the September 15, 2004 meeting indicated that the Fund's performance for the 1 and 3-year periods ended July 31, 2004 was 25.83% and 13.52%. The Trustees found that these results compared favorably with the Fund's peer group of similar funds, the average performance of which was 22.00% and 9.42% for the same periods.

## Advisory Fee and Other Expenses

The Board considered the advisory fee rate paid by the Portfolio to TBCAM. The Portfolio's contractual advisory fee was 0.80%, in the 3rd quintile of its peer group of funds, the median fee of which was 0.82%. The Portfolio's net advisory fee, after giving effect to fee waivers, was 0.667%, below the peer group median net advisory fee of 0.79%. Based on the Lipper data, as well as other factors discussed herein, the Board determined that the Portfolio's advisory fee is reasonable relative to its peer group averages, both with and without giving effect to fee waivers.

The Board also compared the fees payable by the Portfolio relative to those payable by separate account clients of TBCAM. Based on the additional scope and complexity of the services provided and responsibilities assumed by these advisers with respect to the Portfolio relative to these other types of clients, the Board concluded that the fees payable under the advisory agreement were reasonable.

The Board considered the Fund's (rather than solely the Portfolio's) expense ratio and compared it to that of its peer group of similar funds. The Board found that the Fund's actual net expense ratio of 1.15% (after giving effect to expense limitations) was higher than the median net expense ratio of the peer group of 1.117%. The Board observed, however, that most of the other funds in the peer group were larger than the Fund.

## TBCAM's Profitability

The Board considered TBCAM's profitability in managing the Portfolio and Fund and the Mellon Institutional Funds as a group, as well as the methodology used to compute such profitability, and the various direct and indirect expenses incurred by TBCAM or its affili-

ated investment adviser, Standish Mellon Asset Management Company LLC ("Standish Mellon") in managing the Portfolio and Fund and other funds in the Mellon Institutional Funds family of funds. The Independent Trustees had observed that, based on the profitability information submitted to them by TBCAM, TBCAM incurred losses in recent years in operating many of the investment companies in the Mellon family of funds, including the Portfolio and Fund, and achieved only marginal profitability as to several other funds. The Trustees observed that TBCAM had incurred losses in operating the Portfolio and the Fund in both 2002 and 2003.

### Economies of Scale

While the Board recognized that economies of scale might be realized as the Fund grows, and noted that the Fund had increased in size in recent years, they also observed that, at approximately $103 million, it remained small relative to its peers. The Board concluded that, considering current asset growth prospects, the implementation of fee breakpoints or other fee reductions was not necessary at this time. The Trustees intend to review the need for breakpoints in connection with future investment advisory agreement approval deliberations.

### Other Benefits

The Board also considered the additional benefits flowing to Mellon as a result of its relationship with the Funds. Mellon affiliates provide custodial, administrative, transfer agency and securities lending services to the Funds. In each case, such affiliates were selected on the basis of a comparative analysis of their capabilities and fees relative to those of unaffiliated competitors. In addition, the Trustees, including a majority of the Independent Trustees, conduct an examination annually of each such arrangement as to whether (i) the terms of the relevant service agreement are in the best interests of Fund shareholders; (ii) the services to be performed by the affiliate pursuant to the agreement are required by and appropriate for the Fund; (iii) the nature and quality of the services provided by the affiliate pursuant to the agreement are at least equal to those provided by other, unaffiliated firms offering the same or similar services for similar compensation; and (iv) the fees payable by the Fund to the affiliate for its services are fair and reasonable in light of the usual and customary charges imposed by other, unaffiliated firms for services of the same nature and quality.

The Board considered the fact that Mellon operates businesses other than the Mellon Institutional Funds, some of which businesses share personnel, office space and other resources and that these were a component of the profitability analysis provided. The Board also considered the intangible benefits that accrue to Mellon and its affiliates by virtue of its relationship with the Fund and the Mellon Institutional Funds as a group.

——————————

The foregoing factors were among those weighed by the Trustees in determining that the terms and conditions of the Portfolio's advisory agreement and the compensation to TBCAM provided therein are fair and reasonable and, thus, in approving the continuation of the agreement for a one year period.

# The Boston Company Small Cap Value Portfolio

TRUSTEES AND OFFICERS

The following table lists the Trust's trustees and officers; their address and date of birth; their position with the Trust; the length of time holding that position with the Trust; their principal occupation(s) during the past five years; the number of portfolios in the fund complex they oversee; and other directorships they hold in companies subject to registration or reporting requirements of the Securities Exchange Act of 1934 (generally called "public companies") or in registered investment companies; and total remuneration paid as of the period ended March 31, 2005. The Trust's Statement of Additional Information includes additional information about the Trust's trustees and is available, without charge, upon request by writing The Mellon Institutional Funds at P.O. Box 8585, Boston, MA 02266-8585 or calling toll free 1-800-221-4795.

## INDEPENDENT TRUSTEES

### Samuel C. Fleming (65)
### Trustee (1986)

c/o Decision Resources, Inc., 260 Charles Street, Waltham, MA 02453

*Principal Occupation During Past 5 Years:*
• Chairman of the Board and Chief Executive Officer, Decision Resources, Inc.

*Number of Portfolios in Fund Complex Overseen by Trustee:* 31
*Trustee Remuneration (period ended March 31, 2005):* $250 (Fund); $785 (Portfolio)

———————————

### Caleb Loring III (62)
### Trustee (1986)

c/o Essex Street Associates, P.O. Box 181, Beverly, MA 01915

*Principal Occupation During Past 5 Years:*
• Trustee, Essex Street Associates (family investment trust office)

*Number of Portfolios in Fund Complex Overseen by Trustee* 31
*Trustee Remuneration (period ended March 31, 2005):* $250 (Fund); $863 (Portfolio)

———————————

### Benjamin M. Friedman (61)
### Trustee (1986)

c/o Harvard University, Cambridge, MA 02138

*Principal Occupation During Past 5 Years:*
• William Joseph Maier, Professor of Political Economy, Harvard University

*Number of Portfolios in Fund Complex Overseen by Trustee:* 31
*Trustee Remuneration (period ended March 31, 2005):* $250 (Fund); $785 (Portfolio)

## INDEPENDENT TRUSTEES *(continued)*

**John H. Hewitt (70)**
**Trustee (1986)**

P.O. Box 2333, New London, NH 03257

*Principal Occupation During Past 5 Years:*
• Trustee, Mertens House, Inc. (hospice)

*Number of Portfolios in Fund Complex Overseen by Trustee:* 31
*Trustee Remuneration (period ended March 31, 2005):* $250 (Fund); $785 (Portfolio)

## INTERESTED TRUSTEES

**Patrick J. Sheppard (40)**
**Trustee, President and Chief Executive Officer (2003)**

Mellon Institutional Asset Management, One Boston Place, Boston, MA 02108

*Principal Occupation(s) During Past 5 Years:*
• Senior Vice President and Chief Operating Officer, Mellon Institutional Asset Management; formerly Vice President and Chief Financial Officer, Mellon Institutional Asset Management

*Number of Portfolios in Fund Complex Overseen by Trustee:* 31
*Trustee Remuneration (period ended March 31, 2005):* $0 (Fund)

## PRINCIPAL OFFICERS WHO ARE NOT TRUSTEES

**Barbara A. McCann (44)**
**Vice President and Secretary (2003)**

Mellon Institutional Asset Management, One Boston Place, Boston, MA 02108

*Principal Occupation(s) During Past 5 Years:*
• Senior Vice President and Head of Operations, Mellon Institutional Asset Management; formerly First Vice President, Mellon Institutional Asset Management and Mellon Global Investments

---

**Steven M. Anderson (40)**
**Vice President (1999) and Treasurer (2002)**

Mellon Institutional Asset Management, One Boston Place, Boston, MA 02108

*Principal Occupation(s) During Past 5 Years:*
• Vice President and Mutual Funds Controller, Mellon Institutional Asset Management, Institutional Asset

## PRINCIPAL OFFICERS WHO ARE NOT TRUSTEES *(continued)*

### Denise B. Kneeland (54)
### Assistant Vice President (1996)

Mellon Institutional Asset Management, One Boston Place, Boston, MA 02108

*Principal Occupation(s) During Past 5 Years:*
- Vice President and Manager, Mutual Funds Operations, Mellon Institutional Asset Management

———————————

### Cara E. Hultgren (34)
### Assistant Vice President (2001)

Mellon Institutional Asset Management, One Boston Place, Boston, MA 02108

*Principal Occupation(s) During Past 5 Years:*
- Assistant Vice President and Manager, Shareholder Services, Mellon Institutional Asset Management since 2001; Shareholder Representative, Standish Mellon Asset Management.

———————————

### Jan F. Jumet (39)
### Chief Compliance Officer (2004)

Standish Mellon Asset Management Company LLC, One Boston Place, Boston, MA 02108

*Principal Occupation(s) During Past 5 Years:*
- Senior Vice President and Chief Compliance Officer for Standish Mellon Asset Management Company LLC; formerly Director of Compliance and Administration and Chief Administration Officer for Standish Mellon Asset Management Company LLC, Senior Vice President and Chief Administration Officer for Mellon Bond Associates, LLP, and First Vice President and Senior Sales Associate for Mellon Institutional Asset Management

NOTES

# For More Information

**Dreyfus Premier
Small Cap Equity Fund**
200 Park Avenue
New York, NY 10166

**Investment Advisor
(to the Master Portfolio)**
The Boston Company
Asset Management, LLC
Mellon Financial Center
One Boston Place
Boston, MA 02108

**Custodian and Sub Administrator**
Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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